As filed with the Securities and Exchange Commission on August 28, 1996

                                                    Registration No. 333-_____

- ------------------------------------------------------------------------------
- ------------------------------------------------------------------------------


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                         -----------------------------

                                    Form S-4
                             REGISTRATION STATEMENT
                                     Under
                           THE SECURITIES ACT OF 1933
                         -----------------------------

                       MAINSTREET BANKGROUP INCORPORATED
             (Exact name of registrant as specified in its charter)


         VIRGINIA                       6711                  54-1046817
(State or other jurisdiction  (Primary Standard Industrial  (I.R.S. Employer
   of incorporation)           Classification Code Number)  Identification No.)

                             200 East Church Street
                          Martinsville, Virginia 24112
                                 (540) 666-6724

         (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                               Rebecca J. Jenkins
              Senior Vice President, General Counsel and Secretary
                             200 East Church Street
                          Martinsville, Virginia 24112
                                 (540) 666-3272

           (Name, address, including zip code, and telephone number, including area code, of agent for service)

                         -----------------------------

                                   Copies to:

             Lathan M. Ewers, Jr.              Wayne A. Whitham, Jr.
              Hunton & Williams           Williams, Mullen, Christian & Dobbins
             951 East Byrd Street              Two James Center, 16th Floor
           Richmond, Virginia 23219             Richmond, Virginia  23219

        Approximate date of commencement of proposed sale to the public:
   From time to time after the effective date of this Registration Statement.

        If the securities being registered on this form are being offered in connection with the formation of a holding company, check the following box. [ ]

                        CALCULATION OF REGISTRATION FEE


=========================================================================================================
                                                     Proposed       Proposed maximum
     Title of each class         Amount to be    maximum offering  aggregate offering      Amount of
of securities to be registered  registered(1)    price per unit(2)      price(2)        registration fee
- ---------------------------------------------------------------------------------------------------------
Common Stock(3)                 1,521,568 shs.        $5.75            $8,755,000           $3,019
=========================================================================================================


(1) This Registration Statement covers the maximum number of shares of common stock of the Registrant which are expected to be issued in connection with the transactions described herein.

(2) Estimated in accordance with Rule 457(f)(2) for the purpose of calculating the registration fee, with the value of Bank Common Stock being exchanged in the transaction for BankGroup Common Stock being based upon the book value of Bank Common Stock at June 30, 1996, the latest practicable date prior to filing.

(3) The Rights to purchase Participating Cumulative Preferred Stock, Series A will be attached to and will trade with shares of the Common Stock of MainStreet BankGroup Incorporated.

    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THE REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT, OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.

                       MAINSTREET BANKGROUP INCORPORATED

                             CROSS REFERENCE SHEET




Item of Form S-4                                    Location in Prospectus
1.      Forepart of                                 Facing Page; Cross Reference
        Registration Statement                      Sheet; Outside Front Cover
        and Outside Front Cover                     Page of Prospectus
        Page of Prospectus

2.      Inside Front and                            Inside Front Cover Page of
        Outside Back Cover                          Prospectus; Table of Contents;
        Pages of Prospectus                         Available Information;
                                                    Incorporation of Certain
                                                    Information by Reference

3.      Risk Factors, Ratio of                      Summary; Comparative Per Share
        Earnings to Fixed                           Data
        Charges and Other
        Information

4.      Terms of the                                Summary; The Bank Merger;
        Transaction                                 Comparative Rights of
                                                    Shareholders; Annex I; Annex II

5.      ProForma Financial                          BankGroup, Bank and First
        Information                                 National Bank of Clifton Forge
                                                    -- Unaudited Financial Data
                                                    and Unaudited Proforma
                                                    Accounts; BankGroup and Bank
                                                     -- Pro forma Consolidated
                                                    Financial Information;
                                                    BankGroup, Bank and First
                                                    National Bank of Clifton Forge
                                                    -- Pro forma Condensed
                                                    Consolidated Statement of
                                                    Financial Condition

6.      Material Contracts with                     Not Applicable
        the Company Being
        Acquired

7.      Additional Information                      Not Applicable
        Required for Reoffering
        by Persons and Parties
        Deemed to be
        Underwriters

8.      Interests of Named                          Not Applicable
        Experts and Counsel




9.      Disclosure of                               Not Applicable
        Commission's Position
        on Indemnification for
        Securities Act
        Liabilities

10.     Information with                            Available Information;
        Respect to S-3                              Incorporation of Certain
        Registrants                                 Information by Reference;
                                                    Summary

11.     Incorporation of                            Incorporation of Certain
        Certain Information by                      Information by Reference
        Reference

12.     Information with                            Not Applicable
        Respect to S-2 or S-3
        Registrants

13.     Incorporation of                            Not Applicable
        Certain Information by
        Reference

14.     Information with                            Not Applicable
        Respect to Registrants
        Other than S-2 or S-3
        Registrants

15.     Information with                            Not Applicable
        Respect to S-3
        Companies

16.     Information with                            Not Applicable
        Respect to S-2 or S-3
        Companies

17.     Information with                            Summary; Supervision and
        Respect to Companies                        Regulation; Hanover Bank;
        other than S-2 or S-3                       Market for and Dividends Paid
        Companies                                   on Bank Common Stock; Experts;
                                                    Financial Statements of
                                                    Hanover Bank

18.     Information if Proxies,                     Incorporation of Certain
        Consents or                                 Information By Reference;
        Authorizations are to                       Summary -- Shareholder
        be Solicited                                Meeting; The Bank Merger

                                      -2-




19.     Information if Proxies,                     Not Applicable
        Consents or
        Authorizations are not
        to be Solicited, or in
        an Exchange Offer


Dear Shareholders:

        You are cordially invited to attend the Special Meeting of Shareholders of Hanover Bank ("Bank") on __________ __, 1996 at __:__ a.m., Eastern Time, at ________________________, located at ____________________. This is a very important meeting regarding your investment in the Bank.

        The purpose of the meeting is to consider and vote upon the Agreement and Plan of Reorganization, dated as of May 10, 1996, by and among the Bank, MainStreet BankGroup Incorporated ("BankGroup") and BH Acquisition Subsidiary, Inc. ("Acquisition") and the related Revised Plan of Merger (together, the "Agreement"), pursuant to which, among other things, Bank will be merged with and into Acquisition (the "Bank Merger") and become a subsidiary of BankGroup. In the Bank Merger, each share of Common Stock of the Bank, other than shares exchanged for cash, will be converted into the right to receive shares of Common Stock of BankGroup, as described in the accompanying Proxy Statement/Prospectus. Your Board of Directors unanimously recommends that you vote in favor of the Agreement and the Bank Merger, which the Board believes is in the best interests of shareholders of the Bank.

        Enclosed is a Notice of the Special Meeting of Shareholders, a Proxy Statement/Prospectus containing a discussion of the Agreement and the Bank Merger, a proxy card, and a cash option form, which is described in the Proxy Statement/Prospectus. Please complete, sign and date the enclosed proxy card and return it as soon as possible in the envelope provided.

        If you decide to attend the Special Meeting, you may vote your shares in person whether or not you have previously submitted a proxy. It is important that you understand that the Agreement and Bank Merger must be approved by the holders of more than two-thirds of all outstanding shares of Common Stock of the Bank, and that the failure to vote will have the same effect as a vote against the proposal. On behalf of the Board, thank you for your attention to this important matter.

_____________ __, 1996                             Very truly yours,



                                                   Jay T. Thompson, III
                                                   Chairman of the Board

                                  HANOVER BANK
                          7021 Mechanicsville Turnpike
                        Mechanicsville, Virginia  23111
                                  804-746-2878

                   NOTICE OF SPECIAL MEETING OF SHAREHOLDERS
                        To Be Held on _________ __, 1996

TO THE SHAREHOLDERS OF HANOVER BANK:

        NOTICE IS HEREBY GIVEN that a Special Meeting of shareholders has been called by the Board of Directors of Hanover Bank (the "Bank") and will be held at _________________________, located at ________________________, on __________
__, 1996 at __:__ a.m., Eastern Time for the purpose of considering and voting upon the following matter:

        Proposed Bank Merger. To consider and vote upon the Agreement and Plan of Reorganization dated as of May 10, 1996 and the related Revised Plan of Merger (together, the "Agreement") providing for the merger of the Bank with and into BH Acquisition Subsidiary, Inc., a wholly-owned subsidiary of MainStreet BankGroup Incorporated (the "Bank Merger"). The Agreement is attached to the accompanying Proxy Statement/Prospectus as Annex I.

        Only those holders of shares of Common Stock of the Bank ("Bank Common Stock") of record at the close of business on ___________ __, 1996 are entitled to notice of and to vote at the meeting.

Mechanicsville, Virginia                    By Order of the Board of Directors,
__________ __, 1996

                                            Carol B. Godsey
                                            Secretary

THE BOARD OF DIRECTORS OF THE BANK UNANIMOUSLY RECOMMENDS THAT THE HOLDERS OF BANK COMMON STOCK VOTE TO APPROVE THE BANK MERGER PROPOSAL.

YOU ARE CORDIALLY INVITED TO ATTEND THE SPECIAL MEETING. IT IS IMPORTANT THAT YOUR SHARES BE REPRESENTED AT THE MEETING. PLEASE SIGN, DATE AND RETURN THE ENCLOSED PROXY CARD IN THE ACCOMPANYING POSTAGE-PAID ENVELOPE SO THAT YOUR SHARES WILL BE REPRESENTED AT THE MEETING. SHAREHOLDERS ATTENDING THE MEETING MAY PERSONALLY VOTE ON ALL MATTERS WHICH ARE CONSIDERED, IN WHICH EVENT THE SIGNED PROXIES ARE REVOKED. ANY PROXY MAY BE REVOKED BY YOU IN WRITING OR IN PERSON AT ANY TIME PRIOR TO THE EXERCISE THEREOF.

                                PROXY STATEMENT
                                      FOR
                        SPECIAL MEETING OF SHAREHOLDERS
                                       OF
                                  HANOVER BANK

                        To Be Held On _________ __, 1996

                                ---------------

                                 PROSPECTUS OF
                       MAINSTREET BANKGROUP INCORPORATED
                                  Common Stock

                                ---------------

        This Proxy Statement/Prospectus is being furnished to the holders of Common Stock, par value $2.50 per share ("Bank Common Stock"), of Hanover Bank, a Virginia banking corporation (the "Bank"), in connection with the solicitation of proxies by the Board of Directors of Bank (the "Bank Board") for use at the Special Meeting of Bank Shareholders to be held at __:__ a.m., Eastern Time on ________ __, 1996, at ____________________, located at _______________ (the
"Bank Shareholder Meeting" or the "Special Meeting").

        At the Bank Shareholder Meeting, shareholders of record of Bank Common Stock as of the close of business on ________ __, 1996, will consider and vote upon a proposal to approve the Agreement and Plan of Reorganization, dated as of May 10, 1996, and the related Revised Plan of Merger (together, the "Agreement") by and among MainStreet BankGroup Incorporated, a Virginia corporation ("BankGroup"), BH Acquisition Subsidiary, Inc., an interim Virginia banking corporation wholly owned by BankGroup ("Acquisition"), and Bank, pursuant to which, among other things, Bank will merge into Acquisition (the "Bank Merger"). Upon consummation of the Bank Merger, which is expected to occur on or about October 31, 1996, each outstanding share of Bank Common Stock (other than shares held by BankGroup) shall be converted into and represent the right to receive (upon a shareholder's election) either (i) a number of shares of BankGroup Common Stock, determined by the Exchange Ratio, subject to adjustment as set forth in the Agreement, or (ii) $15.25 cash per share of Bank Common Stock (the "Common Stock Price Per Share"), subject to all applicable withholding taxes. The number of shares of Bank Common Stock for which shareholders elect to receive cash and cash paid in lieu of fractional shares may not exceed 9.90% of outstanding Bank Common Stock. See "The Bank Merger -- Determination of Exchange Ratio; Exchange of Bank Common Stock for BankGroup Common Stock." For a description of the Agreement, which is included herein as Annex I to this Proxy Statement/Prospectus, see "The Bank Merger."

                                ---------------

        This Proxy Statement/Prospectus and the accompanying proxy card are first being mailed to shareholders of Bank on or about __________ __, 1996.

                                ---------------

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION, NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROXY STATEMENT/PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

THE SHARES OF BANKGROUP COMMON STOCK OFFERED HEREBY ARE NOT SAVINGS ACCOUNTS, DEPOSITS OR OTHER OBLIGATIONS OF A BANK AND ARE NOT INSURED BY THE FEDERAL DEPOSIT INSURANCE CORPORATION OR ANY OTHER GOVERNMENT AGENCY.

                                ---------------

       The date of this Proxy Statement/Prospectus is ________ __, 1996.

                               TABLE OF CONTENTS

                                      Page

AVAILABLE INFORMATION................................................  1

INCORPORATION OF CERTAIN INFORMATION BY REFERENCE....................  2

SUMMARY .............................................................  3
        Parties to the Bank Merger...................................  3
        Shareholder Meeting..........................................  3
        Vote Required; Record Date...................................  3
        The Bank Merger..............................................  4
        The Exchange Ratio...........................................  4
        Recommendation of the Board of Directors of Bank;
Reasons for the Bank Merger..........................................  5
        Cash Election................................................  5
        Effective Time of the Bank Merger............................  6
        Rights of Appraisal..........................................  7
        Opinion of Financial Advisor.................................  7
        Conditions to Consummation...................................  7
        Conduct of Business Pending the Bank Merger..................  7
        Interests of Certain Persons in the Bank Merger..............  7
        Resale of BankGroup Common Stock.............................  8
        Certain Federal Income Tax Consequences of the Bank
               Merger................................................  8
        Market Prices Prior to Announcement of the Bank Merger.......  8
        Comparative Per Share Data...................................  9

SELECTED FINANCIAL DATA.............................................. 10

GENERAL INFORMATION.................................................. 43

THE BANK MERGER...................................................... 45
        Opinion of Financial Advisor................................. 45
        Effective Time of the Bank Merger............................ 49
        Lock-Up Option............................................... 49
        Determination of Exchange Ratio; Exchange of Bank
               Common Stock for BankGroup Common Stock............... 50
        Cash Election; Election Procedures........................... 52
        Business of Bank Pending the Bank Merger..................... 53
        Conditions to Consummation of the Bank Merger................ 53
        Termination.................................................. 54
        Accounting Treatment......................................... 54
        Operations After the Bank Merger............................. 54
        Interests of Certain Persons in the Bank Merger.............. 54
        Certain Federal Income Tax Consequences...................... 56
        Rights of Appraisal.......................................... 59

MAINSTREET BANKGROUP INCORPORATED.................................... 60
        General...................................................... 60
        The Banks.................................................... 61
        Recent Development........................................... 63

PRICE RANGE OF BANKGROUP COMMON STOCK AND DIVIDENDS.................. 64

HANOVER BANK......................................................... 64
        General...................................................... 64
        Competition.................................................. 65
        Regulation and Supervision................................... 66
        Properties................................................... 66

MARKET FOR AND DIVIDENDS PAID ON BANK COMMON STOCK................... 67
        Market Information........................................... 67
        Holders...................................................... 67
        Stock Dividends.............................................. 68
        Cash Dividends............................................... 68

OWNERSHIP BY CERTAIN BENEFICIAL OWNERS OF BANK STOCK................. 68

REGULATION AND SUPERVISION........................................... 70
        Bank Holding Companies....................................... 70
        Capital Requirements......................................... 72
        Limits on Dividends and Other Payments....................... 73
        Banks  ...................................................... 74
        Deposit Insurance............................................ 75
        Other Safety and Soundness Regulations....................... 75

DESCRIPTION OF CAPITAL STOCK OF BANKGROUP............................ 76
        Preferred Stock.............................................. 76
        Common Stock................................................. 76
        Rights ...................................................... 77
        Virginia Stock Corporation Act............................... 78
        Reports to Shareholders...................................... 80
        Transfer Agent............................................... 80

COMPARATIVE RIGHTS OF SHAREHOLDERS................................... 80
        Capitalization............................................... 80
        Amendment of Articles or Bylaws.............................. 81
        Required Shareholder Vote for Certain Actions................ 81
        Director Nominations......................................... 82
        Directors and Classes of Directors; Vacancies and
               Removal of Directors.................................. 82
        Anti-Takeover Provisions..................................... 83
        Preemptive Rights............................................ 83
        Assessment................................................... 83
        Conversion; Redemption; Sinking Fund......................... 84
        Liquidation Rights........................................... 84
        Dividends and Other Distributions............................ 84
        Indemnification.............................................. 85

        Shareholder Proposals........................................ 85
        Shareholder Inspection Rights; Shareholder Lists............. 86
        Shareholder Rights Plan...................................... 86
        Dissenters' Rights........................................... 87

RESALE OF BANKGROUP COMMON STOCK..................................... 87

EXPERTS ............................................................. 89

LEGAL OPINIONS....................................................... 89

OTHER MATTERS........................................................ 90

ANNEX I         --   Agreement and Plan of Reorganization dated May 10, 1996;
                     Revised Plan of Merger

ANNEX II -- Fairness Opinion of Scott & Stringfellow, Inc.

                             AVAILABLE INFORMATION

        BankGroup is subject to the reporting and informational requirements of the Securities Exchange Act of 1934 (the "Exchange Act") and in accordance therewith files reports, proxy statements and other information with the Securities and Exchange Commission (the "SEC"). Reports, proxy statements and other information filed with the SEC can be inspected and copied at the public reference facilities maintained by the SEC at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549, and at its Regional Offices located at Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60611-2511 or Seven World Trade Center (13th Floor), New York, New York 10048. Copies of such material can be obtained from the Public Reference Section of the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. The SEC also maintains a web site that contains reports, proxy statements, information statements and other information regarding registrants that file electronically, including BankGroup, with the SEC at HTTP:\\www.SEC.GOV. Such reports, proxy statements and other information also may be inspected at the offices of the National Association of Securities Dealers, Inc. located at 1735 K Street, N.W., Washington, D.C. 20006 for BankGroup. As permitted by the Rules and Regulations of the SEC, this Proxy Statement/Prospectus does not contain all the information set forth in the Registration Statement on Form S-4, of which this Proxy Statement/Prospectus is a part, and exhibits thereto (together with the amendments thereto, the "Registration Statement"), which has been filed by BankGroup with the SEC under the Securities Act of 1933 (the "1933 Act") with respect to BankGroup Common Stock and to which reference is hereby made.

        No person has been authorized to give any information or to make any representation other than as contained herein in connection with the offer contained in this Proxy Statement/Prospectus, and if given or made, such information or representation must not be relied upon as having been authorized by BankGroup or Bank. This Proxy Statement/Prospectus does not constitute an offer to sell or a solicitation of an offer to buy any securities other than the securities to which it relates, nor does it constitute an offer to or solicitation of any person in any jurisdiction to whom it would be unlawful to make such an offer or solicitation. Neither the delivery of this Proxy Statement/Prospectus nor the distribution of any of the securities to which this Proxy Statement/Prospectus relates shall, at any time, imply that the information herein is correct as of any time subsequent to the date hereof.

        THIS PROXY STATEMENT/PROSPECTUS INCORPORATES BY REFERENCE CERTAIN DOCUMENTS RELATING TO BANKGROUP THAT ARE NOT PRESENTED HEREIN OR DELIVERED HEREWITH. BANKGROUP DOCUMENTS ARE AVAILABLE

WITHOUT CHARGE UPON REQUEST FROM REBECCA J. JENKINS, GENERAL COUNSEL AND SECRETARY, MAINSTREET BANKGROUP INCORPORATED, 200 EAST CHURCH STREET, MARTINSVILLE, VIRGINIA 24112, (540) 666-6724. IN ORDER TO ENSURE TIMELY DELIVERY OF THE DOCUMENTS, ANY REQUESTS SHOULD BE MADE BY ___________ __, 1996.

               INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

        The following documents filed by BankGroup are incorporated by reference in this Proxy Statement/Prospectus: (i) BankGroup's Annual Report on Form 10-K for the year ended December 31, 1995; (ii) BankGroup's Quarterly Report on Form 10-Q for the periods ended March 31, 1996 and June 30, 1996; (iii) the description of BankGroup Common Stock in BankGroup's registration statement filed under the Exchange Act with respect to BankGroup Common Stock, including all amendments and reports filed for the purpose of updating such description; and (iv) BankGroup's Current Report on Form 8-K, dated April 19, 1996.

        All documents filed by BankGroup pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date hereof and prior to the date of the Bank Shareholder Meeting are hereby incorporated by reference in this Proxy Statement/ Prospectus and shall be deemed a part hereof from the date of filing of such documents. Any statement contained in any supplement hereto or in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of the Registration Statement and this Proxy Statement/Prospectus to the extent that a statement contained herein, in any supplement hereto or in any subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of the Registration Statement, this Proxy Statement/Prospectus or any supplement hereto.

        Also incorporated by reference herein is the Agreement and Plan of Reorganization among BankGroup, Acquisition and Bank, dated May 10, 1996, which is attached to this Proxy Statement/Prospectus as Annex I.

        The 10-K SB for December 31, 1995 for Hanover Bank is incorporated by reference in this Proxy Statement/Prospectus.

                                    SUMMARY

        The following summary is not intended to be a complete description of all material facts regarding BankGroup, Bank and the matters to be considered at the Bank Shareholder Meeting and is qualified in all respects by the information appearing elsewhere or incorporated by reference in this Proxy Statement/Prospectus, the Annexes hereto and the documents referred to herein. Shareholders are urged to read carefully all such information.

Parties to the Bank Merger

        BankGroup. The main office of BankGroup is located at 200 East Church Street, Martinsville, Virginia 24112. See "MainStreet BankGroup Incorporated." BH Acquisition Subsidiary, Inc. is owned by BankGroup and has no business operations.

        Bank. The main office of Bank is located at 7021 Mechanicsville Turnpike, Mechanicsville, Virginia 23111. See "Hanover Bank."

Shareholder Meeting

        The Bank Shareholder Meeting will be held on __________ __, 1996 at __:__ a.m., Eastern Time, at ____________________ located at
______________________, for the purpose of considering and voting upon a proposal to approve the Agreement and the related Revised Plan of Merger; and such other business as may properly come before the meeting.

Vote Required; Record Date

        Only Bank shareholders of record at the close of business on __________ __, 1996 (the "Record Date") are entitled to vote at the Bank Shareholder Meeting. The affirmative vote of the holders of more than two-thirds of the shares outstanding on such date is required to approve the Bank Merger. As of the Record Date, there were _______ shares of Bank Common Stock entitled to be voted, held by approximately ___ shareholders of record.

        Directors of Bank and their affiliates beneficially owned, as of the Record Date, ______ shares or approximately ____% of the _______ outstanding shares of Bank Common Stock. Directors of Bank have agreed with BankGroup to recommend approval of the Bank Merger to shareholders of Bank and to vote the shares of Bank Common Stock beneficially owned by them, and with respect to which they have the power to vote, in favor of the Bank Merger. None of the Directors of Bank are expected to exercise the cash option described below. See "Ownership by Certain Beneficial Owners of Bank Common Stock."

        The Board of Directors of BankGroup has approved the Bank Merger. Approval of the Bank Merger by BankGroup shareholders is not required by applicable law or regulation.

The Bank Merger

        Pursuant to the Agreement, at the Effective Time of the Bank Merger, as defined herein under the heading "The Bank Merger -- Effective Time of the Bank Merger," Bank will merge into Acquisition in accordance with the Revised Plan of Merger. At the Effective Time of the Bank Merger, each outstanding share of Bank Common Stock (other than shares held by BankGroup) will be converted into the right to receive (upon a shareholder's election) either (i) a number of shares of BankGroup Common Stock, determined by the Exchange Ratio, subject to adjustment as set forth in the Agreement, or (ii) $15.25 cash per share of Bank Common Stock (the "Common Stock Price Per Share"), subject to all applicable withholding taxes and provided that the number of shares of Bank Common Stock for which shareholders elect to receive cash and for which cash is paid in lieu of fractional shares may not exceed 9.90% of the outstanding shares of Bank Common Stock.

The Exchange Ratio

        For the purpose of determining the Exchange Ratio, each share of Bank Common Stock has been valued at $15.25, the Common Stock Price Per Share, sometimes referred to as "Merger Consideration." The number of shares of BankGroup Common Stock to be delivered for each share of Bank Common Stock will be determined by dividing $15.25 per share of Bank Common Stock by the average of the closing sales price (the "BankGroup Stock Price") for BankGroup Common Stock as reported on the Nasdaq National Market for the 10 trading day period ending on the 20th day prior to the Closing Date (as defined in the Agreement) (the "Exchange Ratio"). If such quotient is less than 0.884, the Exchange Ratio shall be 0.884; provided that if the BankGroup Stock Price exceeds $20.50, the Exchange Ratio shall be adjusted to equal the quotient of $18.125 divided by the BankGroup Stock Price. If such quotient is greater than 1.034, the Exchange Ratio shall be 1.034. The Exchange Ratio will be adjusted to reflect any consolidation, split-up, other subdivisions or combinations of BankGroup Common Stock, any dividend payable in BankGroup Common Stock, or any capital reorganization involving the reclassification of BankGroup Common Stock. See "The Bank Merger -- Determination of Exchange Ratio; Exchange of Bank Common Stock for BankGroup Common Stock."

Recommendation of the Board of Directors of Bank;
Reasons for the Bank Merger

        The Bank Board has determined that the Bank Merger is in the best interests of Bank and its shareholders. The Bank Board was influenced by a number of factors in arriving at this determination, though it did not assign any specific or relative weight to these factors in its consideration. Among the factors considered were:

            (i) The Bank Board believes that the Exchange Ratio provides a fair price to Bank's shareholders for their shares of Bank Common Stock. Scott & Stringfellow, Inc., Bank's financial advisor, concluded that the consideration to be received by Bank shareholders in the Bank Merger was fair to Bank shareholders from a financial point of view. See "The Bank Merger -- Opinion of Financial Advisor".

           (ii) The Bank Merger is anticipated to be tax-free for federal income tax purposes for the shareholders of Bank Common Stock (other than in respect to shares exchanged for cash, and cash paid in lieu of fractional shares).

          (iii) BankGroup Common Stock to be received by Bank shareholders is expected to afford greater market liquidity when compared to the current trading of Bank Common Stock.

           (iv) The Bank Merger will provide Bank's customers access to a broader range of financial services and products.

            (v) The Bank Board's review of the provisions of the Agreement and the related Revised Plan of Merger was favorable.

           (vi) The Bank Merger will allow Bank to continue its community bank philosophy.

        Based on these matters, and such other matters as the Bank Board deemed relevant, the Bank Board unanimously adopted the Agreement and the Revised Plan of Merger as being in the best interests of Bank and its shareholders.

        THE BANK BOARD RECOMMENDS THAT BANK SHAREHOLDERS VOTE FOR APPROVAL OF THE PROPOSAL.

Cash Election

        Each holder of shares of Bank Common Stock will be given the option of exchanging all, but not less than all, of his or her shares for $15.25 cash per share of Bank Common Stock (the "Common Stock Price Per Share"), subject to all applicable withholding taxes and provided that the number of shares of Bank

Common Stock for which shareholders elect to receive cash and for which cash is paid in lieu of fractional shares may not exceed 9.90% of the outstanding shares of Bank Common Stock. A shareholder electing the cash option must exchange all of his or her shares for cash to preserve the "pooling of interests" accounting treatment for the Bank Merger.

        Because the number of shares exchanged for cash may not exceed 9.90% of the outstanding shares of Bank Common Stock, the extent to which the cash elections will be accommodated will depend upon the number of holders of shares of Bank Common Stock who elect to receive cash. If the aggregate of the shares with respect to which a cash election is made and for which cash is to be paid in lieu of fractional shares exceeds 9.90% of the outstanding shares of Bank Common Stock, shares submitted for cash purchase will be chosen by lot to accommodate the "pooling of interests" accounting requirement that a shareholder who chooses the cash election must have all of his or her shares purchased for cash. Shareholders whose shares are submitted for cash purchase and are not chosen in the lottery will have their shares exchanged for BankGroup Common Stock (plus cash in lieu of fractional shares) at the Exchange Ratio.

        IF A HOLDER OF SHARES OF BANK COMMON STOCK ELECTS TO SURRENDER ALL OF HIS SHARES FOR CASH, HE MUST FILE THE CASH OPTION FORM ACCOMPANYING THIS PROXY STATEMENT/PROSPECTUS PRIOR TO OR AT THE BANK SHAREHOLDER MEETING. ANY HOLDER OF SHARES OF BANK COMMON STOCK WHO DOES NOT COMPLETE AND RETURN A CASH OPTION FORM PRIOR TO OR AT THE BANK SHAREHOLDER MEETING CAN ONLY RECEIVE BANKGROUP COMMON STOCK IN THE BANK MERGER. ONCE THE VOTE ON THE BANK MERGER HAS BEEN TAKEN AT THE BANK SHAREHOLDER MEETING, THE CASH ELECTION IS IRREVOCABLE. THE CASH OPTION FORM MUST BE ACCOMPANIED BY THE STOCK CERTIFICATES TO BE EXCHANGED FOR CASH. Bank will hold the certificates for safekeeping pending the Effective Time of the Bank Merger, at which time they will be exchanged for cash. If the Bank Merger is not consummated, Bank will return the certificates. See "The Bank Merger -- Cash Election; Election Procedures."

Effective Time of the Bank Merger

        The Bank Merger is expected to be consummated around October 31, 1996. Subject to the terms and conditions set forth herein, including receipt of all required regulatory approvals, the Bank Merger shall become effective at the time Articles of Merger relating to the Bank Merger are made effective (the "Effective Time of the Bank Merger") by the State Corporation Commission of Virginia (the "SCC"). Bank and BankGroup each has the right, acting unilaterally, to terminate the Agreement should the Bank Merger not be completed by February 28, 1997. See "The Bank Merger -- Termination."

Rights of Appraisal

        As provided in Virginia Code ss. 6.1-43, holders of Bank Common Stock do not have the right to dissent and demand payment of fair value for their shares.

Opinion of Financial Advisor

        Bank has received the opinion of Scott & Stringfellow, Inc. ("Scott & Stringfellow") that the Merger Consideration to be received by the holders of Bank Common Stock pursuant to the terms of the Bank Merger is fair to Bank shareholders from a financial point of view. Scott & Stringfellow's opinion is directed only to the Merger Consideration to be received by the holders of Bank Common Stock and does not constitute a recommendation to any holders of Bank Common Stock as to how such holders of Bank Common Stock should vote at the Bank Shareholder Meeting or as to any other matter. Scott & Stringfellow will be paid a fee for its services at the closing of the Bank Merger. For additional information concerning Scott & Stringfellow and its opinion, see "The Bank Merger -- Opinion of Financial Advisor" and the opinion of such firm attached as Annex II to this Proxy Statement/Prospectus.

Conditions to Consummation

        Consummation of the Bank Merger will be accomplished by the statutory merger of Bank into Acquisition. The Bank Merger is contingent upon the approvals of the Board of Governors of the Federal Reserve System (the "Federal Reserve Board") and the SCC, which approvals have been applied for and are expected to be received. The Bank Merger is also subject to other usual conditions. See "The Bank Merger -- Conditions to Consummation of the Bank Merger."

Conduct of Business Pending the Bank Merger

        Pursuant to the terms of the Agreement, Bank has agreed not to take certain actions relating to the operation of its business pending consummation of the Bank Merger, without the prior approval of BankGroup, except as otherwise permitted by the Agreement. See "The Bank Merger -- Business of Bank Pending the Bank Merger."

Interests of Certain Persons in the Bank Merger

        Certain members of Bank's management and the Bank Board have interests in the Bank Merger in addition to their interests as shareholders of Bank generally. These include, among other things, the election of Phillip W. Dean to BankGroup's Board of

Directors, indemnification and directors' and officers' liability insurance for Bank directors and officers, eligibility of Bank employees for certain BankGroup employee benefits, and conversion of options to acquire Bank Common Stock by directors and officers of Bank into options to acquire BankGroup Common Stock. See "The Bank Merger -- Interests of Certain Persons in the Bank Merger."

Resale of BankGroup Common Stock

        Shares of BankGroup Common Stock received in the Bank Merger will be freely transferable by the holders thereof, except for those shares held by those holders who may be deemed to be "affiliates" (generally including directors, certain executive officers and 10% or greater shareholders) of Bank or BankGroup under applicable federal securities laws. See "Resale of BankGroup Common Stock."

Certain Federal Income Tax Consequences of the Bank Merger

        The Bank Merger is intended to be a tax-free "reorganization" as defined in Section 368(a) of the Internal Revenue Code of 1986 (the "Code"), but the receipt of cash by a Bank shareholder for any shares of Bank Common Stock, including cash received in lieu of a fractional share of BankGroup Common Stock, will be a taxable transaction. A condition to consummation of the Bank Merger is the receipt by BankGroup and Bank of an opinion from Hunton & Williams, counsel to BankGroup, as to the qualification of the Bank Merger as a tax-free reorganization and certain other federal income tax consequences of the Bank Merger. See "The Bank Merger -- Certain Federal Income Tax Consequences."

Market Prices Prior to Announcement of the Bank Merger

        The following is information regarding the last reported closing price per share of BankGroup Common Stock on the National Association of Securities Dealers, Inc. National Market System on May 2, 1996, the date immediately preceding delivery of an indication of interest to Bank on May 3, 1996, which was superseded by the Agreement on May 10, 1996. See "Market for and Dividends Paid on Bank Common Stock" for information concerning recent market prices of Bank Common Stock.

                                                          Bank
                                Historical             Equivalent
                  BankGroup (a)           Bank         Pro Forma(a)

Common Stock        $16.75               $9.75            $15.25

- ---------------
(a) The equivalent price for Bank Common Stock is the product of multiplying an assumed Exchange Ratio of .9104 shares of BankGroup Common Stock times $16.75.

Comparative Per Share Data

        The following table presents historical and pro forma per share data for BankGroup, and historical and equivalent pro forma per share data for Bank. The pro forma combined amounts give effect to an assumed Exchange Ratio of .938 shares of BankGroup Common Stock for each share of Bank Common Stock (based on the last sale price of BankGroup Common Stock on June 30, 1996 of $16.25). The equivalent pro forma Bank share amounts allow comparison of historical information about one share of Bank Common Stock to the corresponding data about what one share of Bank Common Stock will equate to in the combined corporation and are computed by multiplying the pro forma combined amounts by an assumed Exchange Ratio of .938. As discussed in "The Bank Merger -- Determination of Exchange Ratio and Exchange for BankGroup Common Stock," the final Exchange Ratio will be determined based on the average closing sales price for BankGroup Common Stock as reported on the Nasdaq National Market for the 10 trading day period ending on the 20th day prior to the Closing Date (as defined in the Agreement). The following table is based on the assumption that all issued and outstanding shares of Bank Common Stock are converted into shares of BankGroup Common Stock. The Bank Merger is reflected under the pooling of interests method of accounting and pro forma information is derived accordingly.

        The per share data included in the following table should be read in conjunction with the consolidated financial statements of BankGroup incorporated by reference herein and the financial statements of Bank included herein and the notes accompanying all such financial statements. The data presented below are not necessarily indicative of the results of operations which would have been obtained if the Bank Merger had been consummated in the past or which may be obtainable in the future.

                         COMPARATIVE PER SHARE DATA(6)


                                                      As of or For Six      As of or For Years
                                                     Months Ended June 30,  Ended December 31,

                                                         1996    1995       1995   1994   1993
                                                         ----    ----       ----   ----   ----
Book Value Per Share at Period End:(4)
 BankGroup historical....................................$ 9.12 $ 8.02    $ 8.87 $ 6.86 $ 7.70
 Bank historical........................................   5.95   5.31      5.65   4.93   4.32
 Pro forma combined per BankGroup common share(1)........  8.73   7.65      8.48   6.61   7.22
 Equivalent pro forma per Bank common share ............   8.19   7.19      7.95   6.20   6.77
Cash Dividends Declared Per Share:(4)
 BankGroup historical....................................$  .23 $  .19    $  .39 $  .33 $  .29
 Bank historical.........................................   .11    .08       .18    .03     --
 Pro forma combined per BankGroup common share(2)........   .21    .17       .33    .28    .25
 Equivalent pro forma per Bank common share .............   .20    .16       .31    .26    .23
Net Income Per Share:(4)(5)
 BankGroup historical....................................$  .77 $  .57    $ 1.29 $  .53 $  .87
 Bank historical........................................    .43    .38       .80    .66    .41
 Pro forma combined per BankGroup common share(3)........   .72    .54      1.20    .51    .76
 Equivalent pro forma per Bank common share..............   .68    .51      1.13    .48    .71


- ---------------
(1) Pro forma combined book value per BankGroup common share represents combined common shareholders' equity amounts, divided by pro forma combined period-end common shares outstanding.

(2) Pro forma combined dividends per BankGroup common share represent combined common dividends declared, divided by pro forma combined average common shares outstanding.

(3) Pro forma combined net income per BankGroup common share represents combined net income available to common shareholders, divided by pro forma combined average common shares outstanding.

(4) BankGroup's fiscal year ends December 31 and Bank's fiscal year ends December 31. Bank's book value per share is as of the dates presented, and net income and dividend data reflect results for the periods presented.

(5)     Net Income Per Share Data is based on fully diluted shares.

(6) On September 15, 1993 the Bank's Board of Directors declared a two-for-one stock split payable on September 30, 1993. All share and per share data retroactively reflect the stock split noted.

                            SELECTED FINANCIAL DATA

                       MAINSTREET BANKGROUP INCORPORATED
                                AND HANOVER BANK

        The following BankGroup consolidated financial data and Bank financial data is qualified in its entirety by the information included in the documents incorporated in this Proxy Statement/Prospectus by reference. Interim financial results, in the opinion of BankGroup and Bank management, reflect all adjustments necessary for a fair presentation of the results of operations, including adjustments related to completed acquisitions. All such adjustments are of a normal nature. The results of operations for an interim period are not necessarily indicative of results that may be expected for a full year or any other interim period.


                                        As of or For
                                         Six Months
                                            Ended                     As of or For
                                            June 30,              Years ended December 31,
                                          1996     1995      1995      1994     1993     1992     1991

                                                   (Dollars in 000s, except per share data)
Earnings:
Net Interest Income
   MainStreet BankGroup..................$ 20,346 $ 18,056 $ 37,300 $ 34,299 $ 32,621  $ 29,975  $ 25,869
   Hanover...............................   2,021    1,826    3,937    3,421    2,690     1,887     1,194
   MainStreet and Hanover ProForma.......  22,367   19,882   41,237   37,720   35,311    31,862    27,063
Provision for Loan Losses
   MainStreet BankGroup..................   1,332      657    1,319    2,827    1,370     2,397     5,424
   Hanover...............................      90       55      100      261      293       200       110
   MainStreet and Hanover ProForma.......   1,422      712    1,419    3,088    1,663     2,597     5,534
Net Interest Income after provision for
    loan losses
   MainStreet BankGroup..................  19,014   17,399   35,981   31,472   31,251    27,578    20,445
   Hanover...............................   1,931    1,771    3,837    3,160    2,397     1,687     1,084
   MainStreet and Hanover ProForma.......  20,945   19,170   39,818   34,632   33,648    29,265    21,529
Noninterest Income
   MainStreet BankGroup..................   5,453    3,800    7,975    1,175    6,414     6,386     5,580
   Hanover...............................     287      254      300      261      218       286       110
   MainStreet and Hanover ProForma.......   5,740    4,054    8,275    1,436    6,632     6,672     5,690
Noninterest Expense
   MainStreet BankGroup..................  14,949   14,691   28,817   28,713   28,254    24,101    22,337
   Hanover...............................   1,288    1,221    2,382    2,013    1,768     1,370     1,048
   MainStreet and Hanover ProForma.......  16,237   15,912   31,199   30,726   30,022    25,471    23,385
Income before income taxes
   MainStreet BankGroup..................   9,518    6,508   15,139    3,934    9,411     9,863     3,688
   Hanover...............................     930      804    1,755    1,408      847       603       146
   MainStreet and Hanover ProForma.......  10,448    7,312   16,894    5,342   10,258    10,466     3,834
Net Income
   MainStreet BankGroup..................   6,578    4,629   10,740    4,088    6,881     7,128     2,984
   Hanover...............................     657      567    1,228    1,018      628       435       118
   MainStreet and Hanover ProForma.......   7,235    5,196   11,968    5,106    7,509     7,563     3,102
Net income applicable to common shares
   MainStreet BankGroup..................   6,578    4,629   10,740    4,088    6,881     7,128     2,984
   Hanover...............................     657      567    1,228    1,018      628       435       118
   MainStreet and Hanover ProForma.......   7,235    5,196   11,968    5,106    7,509     7,563     3,102
Extraordinary Item
   MainStreet BankGroup..................      --       --       --       --       --        --        --
   Hanover...............................      --       --       --       --       --        --        16
   MainStreet and Hanover ProForma.......      --       --       --       --       --        --        16
Net Income After Extraordinary Item
   MainStreet BankGroup..................   6,578    4,629   10,740    4,088    6,881     7,128     2,984
   Hanover...............................     657      567    1,228    1,018      628       435       134
   MainStreet and Hanover ProForma.......   7,235    5,196   11,968    5,106    7,509     7,563     3,118

Per Common Share Data:
Net Income (primary): (1)
   MainStreet BankGroup..................  $ 0.77   $ 0.61   $ 1.37  $  0.54   $ 0.93    $ 0.97    $ 0.41
   Hanover...............................    0.43     0.38     0.80     0.66     0.41      0.30      0.09
   MainStreet and Hanover ProForma (2)...    0.72     0.58     1.29     0.57     0.85      0.87      0.36
Net Income (fully diluted): (1)
   MainStreet BankGroup..................    0.77     0.57     1.29     0.53     0.87      0.91      0.41
   Hanover...............................    0.43     0.38     0.80     0.66     0.41      0.30      0.09
   MainStreet and Hanover ProForma (2)...    0.72     0.54     1.20     0.51     0.76      0.82      0.36
Cash Dividends declared: (1)
   MainStreet BankGroup..................    0.23     0.19     0.39     0.33     0.29      0.22      0.27
   Hanover...............................    0.11     0.08     0.18     0.03       --        --        --
   MainStreet and Hanover ProForma (2)...    0.21     0.17     0.33     0.28     0.25      0.19      0.23
Book value: (1)
   MainStreet BankGroup..................    9.12     8.02     8.87     6.86     7.70      7.05      6.30
   Hanover...............................    5.95     5.31     5.65     4.93     4.32      3.88      3.94
   MainStreet and Hanover ProForma.......    8.73     7.65     8.48     6.61     7.22      6.59      6.00

                                      -11-


                                            As of or For
                                             Six Months
                                                Ended                     As of or For
                                               June 30,              Years ended December 31,
                                            1996      1995         1995     1994     1993       1992     1991

                                                             (Dollars in 000's, except per share data)
Average primary shares (thousands): (1)
   MainStreet BankGroup..................    8,598     7,580      7,842     7,510     7,384     7,336     7,280
   Hanover...............................    1,529     1,512      1,541     1,538     1,542     1,450     1,478
   MainStreet and Hanover ProForma (2)...   10,032     8,998      9,287     8,953     8,830     8,696     8,666
Average fully diluted shares (thousands):
   MainStreet BankGroup(1)...............    8,598     8,546      8,548     8,516     8,414     8,380     7,280
   Hanover ..............................    1,529     1,512      1,541     1,538     1,542     1,450     1,478
   MainStreet and Hanover ProForma (2)...   10,032     9,964      9,993     9,959     9,860     9,740     8,666

Selected Period-End Balances:
Total Assets
   MainStreet BankGroup.................. $967,666  $857,525   $895,801  $794,957  $774,193  $743,590  $691,228
   Hanover...............................   99,212    85,824     94,389    77,166    64,563    48,281    29,525
   MainStreet and Hanover ProForma.......1,066,878   943,349    990,190   872,123   838,756   791,871   720,753
Loans (Net of unearned income)
   MainStreet BankGroup..................  621,719   529,458    565,784   499,751   449,411   444,631   451,617
   Hanover...............................   74,842    63,038     69,185    57,649    45,342    34,145    19,118
   MainStreet and Hanover ProForma.......  696,561   592,496    634,969   557,400   494,753   478,776   470,735
Allowance for loan losses
   MainStreet BankGroup..................    8,680     8,124      8,076     8,191     8,351     8,610     8,559
   Hanover...............................      833       764        738       750       465       314       225
   MainStreet and Hanover ProForma.......    9,513     8,888      8,814     8,941     8,816     8,924     8,784
Nonperforming Assets (3)
   MainStreet BankGroup..................    4,202     7,345      6,987     6,963     9,282    12,988    15,764
   Hanover...............................      738       515        520       218        --       444       248
   MainStreet and Hanover ProForma.......    4,940     7,860      7,507     7,181     9,282    13,432    16,012
Total Deposits
   MainStreet BankGroup..................  713,357   710,014    700,513   704,570   679,714   655,121   606,831
   Hanover...............................   88,031    77,732     85,751    69,580    58,146    41,856    24,161
   MainStreet and Hanover ProForma.......  801,388   787,746    786,264   774,150   737,860   696,977   630,992
Long-term debt
   MainStreet BankGroup..................   70,857     8,493        929     8,918     9,194     9,455     9,555
   Hanover...............................       --        --         --        --        --        --       --
   MainStreet and Hanover ProForma.......   70,857     8,493        929     8,918     9,194     9,455     9,555
Common shareholders' equity
   MainStreet BankGroup..................   78,284    60,762     75,717    51,491    57,124    51,729    46,004
   Hanover...............................    8,755     7,699      8,195     7,153     6,265     5,627     5,192
   MainStreet and Hanover ProForma.......   87,039    68,461     83,912    58,644    63,389    57,356    51,196
Total shareholders' equity
   MainStreet BankGroup..................   78,284    60,762     75,717    51,491    57,124    51,729    46,004
   Hanover...............................    8,755     7,699      8,195     7,153     6,265     5,627     5,192
   MainStreet and Hanover ProForma.......   87,039    68,461     83,912    58,644    63,389    57,356    51,196

Average Balances:
Total assets
   MainStreet BankGroup.................. $916,086  $804,202   $838,057  $787,200  $753,018  $712,988  $677,272
   Hanover...............................   97,285    80,605     85,778    70,865    56,422    38,720    25,863
   MainStreet and Hanover ProForma.......1,013,371   884,807    923,835   858,065   809,440   751,708   703,135
Loans (net of unearned income)
   MainStreet BankGroup..................  586,955   508,033    526,311   474,216   456,393   445,614   462,413
   Hanover...............................   70,593    60,328     63,417    51,496    39,744    26,745    16,482
   MainStreet and Hanover ProForma.......  657,548   568,361    589,728   525,712   496,137   472,359   478,895
Total deposits
   MainStreet BankGroup..................  704,997   705,718    704,661   697,337   665,579   632,361   601,214
   Hanover...............................   87,339    72,071     77,665    63,863    50,000    32,996    20,279
   MainStreet and Hanover ProForma.......  792,336   777,789    782,326   761,200   715,579   665,357   621,493

                                      -12-


                                            As of or For
                                             Six Months
                                                Ended                     As of or For
                                               June 30,              Years ended December 31,
                                            1996      1995       1995    1994     1993      1992     1991

                                                             (Dollars in 000's, except per share data)
Long-term debt
   MainStreet BankGroup..................   46,393    8,877     7,398    9,167    9,394     9,463    9,555
   Hanover...............................       --       --        --       --       --        --       --
   MainStreet and Hanover ProForma.......   46,393    8,877     7,398    9,167    9,394     9,463    9,555
Common shareholders' equity
   MainStreet BankGroup..................   78,866   56,366    62,279   55,777   55,529    49,804   46,371
   Hanover...............................    8,663    7,176     7,673    6,709    5,945     5,403    5,139
   MainStreet and Hanover ProForma.......   87,529   63,542    69,952   62,486   61,474    55,207   51,510
Total shareholders' equity
   MainStreet BankGroup..................   78,866   56,366    62,279   55,777   55,529    49,804   46,371
   Hanover...............................    8,663    7,176     7,673    6,709    5,945     5,403    5,139
   MainStreet and Hanover ProForma.......   87,529   63,542    69,952   62,486   61,474    55,207   51,510

Ratios:
Return on average assets
   MainStreet BankGroup..................     1.44%    1.16%     1.28%    0.52%    0.91%     1.00%    0.44%
   Hanover...............................     1.35     1.42      1.43     1.44     1.11      1.12     0.52
   MainStreet and Hanover ProForma.......     1.43     1.18      1.30      .60      .93      1.01      .44
Return on average shareholders' equity
   MainStreet BankGroup..................    16.73    16.56     17.24     7.33    12.39     14.31     6.44
   Hanover...............................    15.21    15.93     16.00    15.18    10.56      8.04     2.60
   MainStreet and Hanover ProForma.......    16.58    16.49     17.11     8.17    12.21     13.70     6.05
Return on average common shareholders' equity
   MainStreet BankGroup..................    16.73    16.56     17.24     7.33    12.39     14.31     6.44
   Hanover...............................    15.21    15.93     16.00    15.18    10.56      8.04     2.60
   MainStreet and Hanover ProForma.......    16.58    16.49     17.11     8.17    12.21     13.70     6.05
Dividend Payout Ratio
   MainStreet BankGroup..................    29.87    31.15     28.10    60.55    31.18     22.68    65.85
   Hanover...............................    25.58    21.05     22.50     4.55       --        --       --
   MainStreet and Hanover ProForma.......    29.17    29.31     25.58    49.12    29.41     21.84    63.89
Net interest margin (4)
   MainStreet BankGroup..................     4.78     4.96      4.84     4.81     4.72      4.60     4.23
   Hanover...............................     4.86     5.28      5.15     5.38     5.29      5.43     5.18
   MainStreet and Hanover ProForma.......     4.79     4.96      4.87     4.86     4.78      4.64     4.26
Nonperforming assets to loans and
    foreclosed properties at period end (3)
   MainStreet BankGroup..................     0.67     1.38      1.23     1.39     2.04      2.88     3.46
   Hanover...............................     0.98     0.82      0.75     0.38       --      1.30     1.28
   MainStreet and Hanover Proforma.......     0.71     1.32      1.18     1.28     1.86      2.77     3.38
Net charge-offs to average loans
   MainStreet BankGroup..................     0.25     0.29      0.27     0.63     0.36      0.53     0.79
   Hanover...............................     (.01)    0.14      0.18     (.05)    0.36      0.42     0.13
   MainStreet and Hanover ProForma.......     0.22     0.27      0.26     0.56     0.36      0.52     0.77
Allowance for loan losses to loans at
    period end
   MainStreet BankGroup..................     1.40     1.53      1.43     1.64     1.86      1.94     1.90
   Hanover...............................     1.11     1.21      1.07     1.30     1.03       .92     1.18
   MainStreet and Hanover ProForma.......     1.37     1.50      1.39     1.60     1.78      1.86     1.87
Allowance for loan losses to nonperforming
   loans at period end
   MainStreet BankGroup..................   261.52   155.84    153.65   185.48   198.31    122.48    69.84
   Hanover...............................   144.12   148.35    205.00   344.04       --     70.72   225.00
   MainStreet and Hanover ProForma.......   244.11   155.17    156.94   192.94   209.36    119.40    71.67
Allowance for loan losses to nonperforming
   assets at period end
   MainStreet BankGroup..................   206.57   110.61    115.59   117.64    89.97     66.29    54.29
   Hanover...............................   112.87   148.35    141.92   344.04       --     70.72    90.73
   MainStreet and Hanover ProForma.......   192.57   113.08    117.41   124.51    94.98     66.44    54.86


                                      -13-




Total shareholders' equity to total
   assets at period end
   MainStreet BankGroup..................     8.09     7.09      8.45     6.48     7.38      6.96     6.66
   Hanover...............................     8.82     8.97      8.68     9.27     9.70     11.65    17.59
   MainStreet and Hanover ProForma.......     8.16     7.26      8.47     6.72     7.56      7.24     7.10

Capital ratios at period end:
Tier 1 risk-adjusted capital
   MainStreet BankGroup..................    13.38%   11.80%    13.57%   11.45%   10.94%    10.36%    9.62%
   Hanover...............................    13.66    14.68     13.76    15.09    15.99     18.68    24.86
   MainStreet and Hanover ProForma.......    13.41    12.05     13.59    11.76    11.30     10.84    10.27
Total risk-adjusted capital
   MainStreet BankGroup..................    14.63    14.64     14.82    14.43    13.98     13.55    12.90
   Hanover...............................    14.91    15.93     15.00    16.34    17.18     19.72    25.94
   MainStreet and Hanover ProForma.......    14.66    14.75     14.84    14.60    14.22     13.90    13.46
Tier 1 leverage
   MainStreet BankGroup..................     8.37     7.33      8.49     7.39     7.25      6.77     6.55
   Hanover...............................     8.84     8.95      8.68     9.36     9.69     11.65    17.60
   MainStreet and Hanover ProForma.......     8.41     7.47      8.51     7.56     7.43      7.07     7.00


                                      -14-

                       NOTES TO SELECTED FINANCIAL DATA -
                     MAINSTREET BANKGROUP INCORPORATED AND
                                  HANOVER BANK

(1) PER SHARE DATA FOR HANOVER HAS BEEN RETROACTIVELY ADJUSTED TO REFLECT A 10% STOCK DIVIDEND TO SHAREHOLDERS OF RECORD ON NOVEMBER 10, 1992 AND A TWO-FOR-ONE STOCK SPLIT TO SHAREHOLDERS OF RECORD ON SEPTEMBER 15, 1993. PER SHARE DATA FOR MAINSTREET BANKGROUP HAS BEEN RETROACTIVELY ADJUSTED TO REFLECT A 2-FOR-1 STOCK SPLIT IN THE FORM OF A STOCK DIVIDEND TO SHAREHOLDERS OF RECORD ON MARCH 4, 1996 AND A 5-FOR-4 STOCK SPLIT IN THE FORM OF A STOCK DIVIDEND TO SHAREHOLDERS OF RECORD ON JULY 15, 1993.

(2) BASED ON AN EXCHANGE RATIO OF .938 FOR CONVERSION OF HANOVER COMMON STOCK INTO BANKGROUP COMMON STOCK. SEE "THE BANK MERGER -- DETERMINATION OF EXCHANGE RATIO; EXCHANGE OF BANK COMMON STOCK FOR BANKGROUP COMMON STOCK" FOR ADDITIONAL DISCUSSION REGARDING CALCULATION OF THE EXCHANGE RATIO.

(3) NONPERFORMING ASSETS INCLUDE NONACCRUAL LOANS, LOANS PAST DUE 90 DAYS AND GREATER, OTHER REAL ESTATE AND OTHER REPOSSESSED ASSETS.

(4) NET INTEREST MARGIN IS CALCULATED ON A TAXABLE EQUIVALENT BASIS, USING A TAX RATE OF 35% FOR 1996 AND 34% FOR ALL PRECEDING YEARS FOR BANKGROUP. HANOVER CALCULATIONS WERE CALCULATED BASED ON 34% FOR ALL YEARS PRESENTED EXCEPT 1991, WHEN THE RATE WAS 31%.


                                                                   HANOVER BANK

                                                      Selected Financial Data for Years Ended

The following data is presented for:      1995          1994         1993          1992         1991
Total Interest Income                 $ 7,045,966    $5,460,128   $4,389,522    $3,227,596   $2,434,908
Total Interest Expense                  3,109,130     2,038,491    1,699,697     1,340,407    1,240,805
                                       ----------------------------------------------------------------

Net Interest Income                     3,936,836     3,421,637    2,689,825     1,887,189    1,194,103

Provision for Loan Loss                   100,210       261,330      292,561       199,819      110,435
                                       ----------------------------------------------------------------

Net Interest Income After Provision
for Loan Losses                         3,836,626     3,160,307    2,397,264     1,687,370    1,083,668

Other Operating Income                    300,033       261,000      218,072       285,907      109,614
Other Operating Expense                 2,381,441     2,013,224    1,768,277     1,370,333    1,047,625
                                        ---------------------------------------------------------------

Income Before Income Taxes              1,755,218     1,408,083      847,059       602,944      145,657
Income Taxes (1)                          527,039       389,631      219,470       168,010       27,315
                                      -----------------------------------------------------------------
Net income before
extraordinary item                      1,228,179     1,018,452      627,589       434,934      118,342
Extraordinary Item:  Reduction of
Income Tax Expense From Operating
Loss Carryforward                              --            --           --            --       15,366
                                      -----------------------------------------------------------------

Net Income                              1,228,179     1,018,452      627,589       434,934      133,708
                                       ----------------------------------------------------------------

Net Income Per Share(2)                      0.80          0.66         0.41          0.30         0.09
Cash Dividends Per Share (2)                 0.18          0.03           --            --           --


Balance Sheet Data

Total Assets at Year-End               94,388,788    77,166,225   64,562,888    48,281,315   29,524,532
Net Loans at Year-End                  68,446,516    56,898,731   44,877,441    33,830,721   18,893,460
Total Deposits at Year-End             85,750,527    69,579,793   58,145,761    41,855,991   24,160,955
Total Equity at Year-End                8,195,133     7,153,463    6,264,659     5,626,528    5,191,987

Financial Performance Ratios

Return on Average Assets (ROA)               1.43%         1.44%        1.11%         1.12%        0.52%
Return on Average Equity (ROE)              16.00%        15.18%       10.56%         8.04%        2.60%
Equity to Assets Ratio (year-end)            8.68%         9.27%        9.70%        11.65%       17.59%


(1) For Federal income tax purposes, the Bank uses the cash receipts and disbursements method of reporting. At December 31, 1990 the Bank had $39,685 in net operating loss carryovers to be used to offset future income tax liabilities. In 1991, the Bank exhausted all net operating loss carryover. The Bank's statutory rate for income tax purposes is 34%.

(2) On September 15, 1993 the Bank's Board of Directors declared a two-for-one stock split payable on September 30, 1993. All share and per share data retroactively reflects the stock split noted.

                                  HANOVER BANK

                      Management's Discussion and Analysis
                of Financial Condition and Results of Operations

                  Six-months ended June 30, 1996 Compared With
                         Six-months ended June 30, 1995

General

        Year-to-date net income for the six-month period ended June 30, 1996 amounted to $657,431, or earnings per share of $.43, compared to $567,029 and per share earnings of $.38 for the period ended June 30, 1995, representing an increase of 15.9%. With regard to Bank growth for the comparable periods, assets increased 15.6% to $99.2 million, deposits increased 13.2% to $88.0 million, while net loans increased 18.8% to $74.0 million.

        For the second quarter of 1996, the Bank recorded net income of $315,898 and earnings per share of $.21, an increase of 15.6% over earnings and a 10.5% increase over earnings per share of $273,263 and $.19 respectively for the quarter ended June 30, 1995.

        The noted earnings represent a year-to-date return on average assets
(ROA) and return on average equity (ROE) of 1.35% and 15.21% respectively for 1996, compared to an ROA and ROE of 1.42% and 15.93%, respectively, for the six-month period ended June 30, 1995.

Net Interest Income

        At June 30, 1996, year-to-date net interest income increased 10.6% to $2,021,316, compared to $1,826,584 for the first six months of 1995. The Bank realized both strong increases in interest income and interest expense due to a favorable mix of core deposit growth that has continued to fuel steady earning asset growth. Average earning assets increased from $76,343,140 for the period ended June 30, 1995 to $90,850,743 for the period ended June 30, 1996, an increase of 19.0%. The Bank's net interest margin dropped to 4.86% for the period ended June 30, 1996 from 5.28% at June 30, 1995, due to an overall increase in cost of funds and lower yields generated from commercial and consumer credits.

Noninterest Income

        For the quarter ended June 30, 1996, year-to-date non-interest income amounted to $287,361, compared to 253,508 for the quarter ended June 30, 1995, an increase of 13.4%. As the Bank continues to grow and expand its core deposit base, increased fees have resulted from a greater volume of transactions deposits processed. Increased fee income has also been realized from the collection of delinquent loan late charges collected for the comparable periods. For the first two quarters of 1996, it should be noted that the Bank did not increase its fee structure for either loans or deposits. For both comparative periods, no gains were recorded from the sale of capital assets or securities.

        Noninterest income increased 13.4% to $287,361 for the six-month period ended June 30, 1996.

Noninterest Expense

        For the quarter ended June 30, 1996, year-to-date noninterest expense amounted to $1,287,857, compared to $1,220,634 for the corresponding period in 1995, an increase of 5.5%. On a year-to-date comparative basis, total noninterest expense increased from $1,220,634 in 1995 to $1,287,857 in 1996, an increase of 5.5%. Salaries and occupancy expense remained relatively stable for the comparable periods, but increased costs associated with processing an overall greater volume of accounts, both loans and deposits, led to the noted increases. In addition, the Bank engaged a human resource consultant in the first two quarters of 1996 to develop policies and procedures to better manage staffing requirements, which also increased noninterest expense.

Balance Sheet:

Investment Portfolio

        To continue to augment income generated from the Bank's loan portfolio, deposited funds not committed to loans were used to increase the Bank's securities portfolio. At June 30, 1996, total securities, including securities both available for sale and held to maturity, increased 48.3% to $18,540,473, compared to $12,500,745 at June 30, 1995. The increase was due to weakening credit demands in the fourth quarter of 1995 and the first quarter of 1996. As a result of sluggish credit volume in the fourth quarter of 1995 and the first quarter of 1996, management aggressively sought to retain a strong net interest margin by reducing the amount of federal funds sold to correspondents with low rates of return by replacing the same with short and medium term fixed-income securities with stronger yields. At June 30, 1996, the Bank held securities with a market value of approximately $1,329,740 available for sale, compared to $1,346,654 at June 30, 1995.

Loans and Provision for Loan Loss

        Net loan balances increased 18.8% to $74,008,778 at June 30, 1996, compared to $62,274,350 at June 30, 1995. Average net loans increased 19.5% to $71,227,647 for the same comparative periods. At June 30, 1996, net loans outstanding represented 84.1% of total deposits, compared to 80.1% at June 30, 1995. Net loans represented 74.6% of the assets at June 30, 1996, compared to 72.3% at June 30, 1995.

        At June 30, 1996, the Bank's allowance for loan loss was $832,497, representing a ratio of 1.11% to loans. At June 30, 1995, the allowance was $764,439, representing a ratio of 1.21% to loans. For the second quarter of 1996, the provision for possible loan loss was $45,000, compared to $25,000 for the comparable quarter in 1995. Year-to-date 1996, the Bank increased the provision by $90,000, compared to $55,000 in 1995. The steady increase in the allowance resulted from overall increased credits originated for the two comparative periods. For 1996, year-to-date charge-offs and recoveries amounted to $7,477 and $11,974 respectively, compared to charge-offs and recoveries of $43,709 and $3,148, respectively, in 1995.

Other Assets

        Other assets at June 30, 1996 were $1,417,073, representing an increase of 61.0% over other assets of $880,113 at June 30, 1995. The large increase resulted primarily from prepaid construction costs associated with the Bank's fifth office, which management believes will be opened for business by mid-September, 1996. All costs have been deferred from depreciation and/or amortizable expense until commencement of operations. Estimated costs currently being deferred were $425,000 at June 30, 1996.

Deposits

        Total deposits increased from $77,731,658 at June 30, 1995 to $88,031,391 at June 30, 1996, an increase of 13.3%. Average deposits increased from $72,071,038 for the six months ended June 30, 1995 to $87,338,578 for the six months ended June 30, 1996, an increase of 21.2%. In particular, the Bank realized an approximate increase of 21.7% in demand deposit accounts, while money market accounts increased by 39.1%. Aggressive pricing of money market accounts, and continued development of core commercial account activity, were the primary factors for the Bank's overall deposit growth. Management's continuing intent has been to grow core deposits without utilizing brokered funding sources.

Stockholders' Equity

        Stockholders' equity increased 13.7% to $8,754,568 at June 30, 1996, compared to $7,699,647 at June 30, 1995. The noted increase was the result of retained earnings growth generated from operations, reduced by dividends paid during the comparative periods. Unrealized losses, net of tax, from securities available for sale amounted to $17,416 at June 30, 1996, compared to unrealized gains of $19,293 at June 30, 1995. For 1996, stockholders' equity also increased $80,080 as a result of the exercise of options for 22,000 shares of common stock during the Bank's first quarter of calendar 1996.

                   Year-ended December 31, 1995 Compared With
                          Year-ended December 31, 1994

General

        The Bank completed its seventh full year of operation in 1995. For the year ended December 31, 1995, the Bank's primary focus was to build upon its core retail banking strengths for enhanced profitability and capital growth. Aggressive pricing of deposits and credits, while maintaining a net interest margin of nearly five percent, led to strong balance sheet growth and improved profitability compared to 1994.

        With four retail branches serving over 10,000 accounts in the Richmond, Virginia metropolitan area (which includes Hanover and Henrico Counties), management's intent will be to continue to look for opportunities that will enable the Bank to enhance shareholder value while strengthening the communities in which the corporation conducts its business.

Results of Operations

        In 1995, the Bank experienced asset growth of $17.2 million (22.3%), compared to $12.6 million (19.5%) in the previous twelve months. The Bank generated net income and earnings per share of $1,228,179 and $.80, respectively, in 1995, compared to net income of $1,018,452 and per share earnings of $.66 in 1994. The Bank recognized an increased level in earning assets and strong loan demand in particular that helped offset declines in the spread between cost of funds and return on earning assets.

        Profitability as measured by the Bank's return on average assets (ROA) was 1.43% in 1995, while its return on average equity (ROE) was 16.00%. This compares favorably to an ROA and ROE of 1.44% and 15.18%, respectively, in 1994.

Loans

        Consistent with the prior year's performance, strong demand for loan products continued in 1995. Net loan balances increased from $56,898,731 at December 31, 1994 to $68,446,516 at December 31, 1995, an increase of 20.3%. The increase was structured and controlled by management through the use of a conservative loan policy and diligent review process which emphasized strong Bank/customer relationships to ensure good loan quality. At December 31, 1995, net loans outstanding represented 79.8% of total deposits, compared to 81.8% at December 31, 1994. Net loans represented 72.5% of assets at year-end 1995, compared to 73.7% at December 31, 1994.

        The composition of the Bank's loan portfolio continued to change in 1995 with a greater percent of funded credits secured by residential and commercial real estate. This change can be attributed to the continued industry decline in consumer installment credit demand. The Bank's earnings performance was improved in 1995 due to increased commitment and origination fees booked on real property related loans. All fees and expense related to the origination and administration of the Bank's portfolio, in accordance with the Statement of Financial Accounting Standards Board No. 91 ("SFAS 91"), are amortized over the life of each credit originated through subsequent payouts. Total fees amortized and recorded as income in 1995 amounted to $177,604. For 1994, total fees amortized and recorded as income for the year amounted to $162,443.

Investments

        To augment income generated from the Bank's loan portfolio, deposited funds not committed to earning loans are invested in fixed-rate term securities and open/overnight funds markets. Investment decisions are made in a manner so as to avoid concentration in any one similar security or institution, thereby maintaining an acceptable level of liquidity and risk.

        The carrying value of the Bank's investment portfolio, adjusted for market values on securities available for sale, but not including federal funds sold balances to correspondent banks, increased 22.2% to $15,370,442 at December 31, 1995 from $12,578,009 at December 31, 1994. The Bank experienced an increase of 30.5% in fixed-income securities and federal funds sold from year-end 1994 to December 31, 1995. For 1995, interest rates in the money markets steadily decreased as a result of the Federal Reserve Bank's initiative to boost growth in the economy. As a result, yields associated with fixed-income securities decreased to lower levels throughout the year.

Deposits

        Total deposits increased from $69,579,793 at December 31, 1994 to $85,750,527 at December 31, 1995, an increase of 23.2%. Average deposits increased from $63,862,777 in 1994 to $77,665,157 in 1995, an increase of 21.6%.
The 1995 increase was due to strong growth in each category of deposits and was a result of an aggressive interest rate pricing policy carried through the year, excluding rates paid and growth of passbook and statement savings accounts.

        In reviewing the breakdown of percentage growth rates from 1994 to 1995, non-interest bearing demand accounts increased 1.9%, interest bearing demand accounts increased 1.9%, interest bearing transaction accounts and money market accounts increased 12.9%, savings accounts decreased 18.9%, while overall time certificates of deposit increased 58.2%.

Net Interest Income

        Net interest income, the largest component of the Bank's earnings, is the difference between the interest and yield- related fee income generated by earning assets and the expense associated with funding those assets. Average earning assets increased from $66,483,998 in 1994 to $80,313,241 in 1995, an increase of 20.8%. The Bank's earning assets consist primarily of loans, which accounted for 78.3% of earning assets in 1995, compared to 79.5% of earning assets for the year ended December 31, 1994.

        The yield on average interest earning assets increased to 8.71% in 1995 compared to 8.14% in 1994. As a result of management's decision to take an aggressive stance in pricing deposit products in 1995, the Bank's total cost of funds increased to 4.65% in 1995 compared to 3.66% in 1994. This was primarily the result of rates paid on money market and time deposits. But due to the increase in total funds under management, the Bank realized an improvement to overall earnings.

        For 1995, the Bank's net interest margin (the difference between the average annual yield of earning assets less the average annual cost of funds to support earning assets) was 4.87%, compared to 5.10% in 1994. The noted decline in the Bank's margin is a concern to management and will be of increasing significance to future earnings and capital growth. Critical monitoring of the Bank's margin and spread will continue to be a priority of management for future prosperity.

Non-interest Income

        Total non-interest income increased to $300,033 in 1995 compared to $261,000 for 1994, an increase of 14.9%. The basis for growth in this component of earnings reflects management's efforts to monitor and collect late charges on delinquent loans, as well as collecting additional fees in servicing a larger volume of deposit transaction accounts during the year. For 1995, the Bank did not increase the cost of services charged to manage any class of depository accounts.

Non-interest Expense

        Total non-interest expense increased to $2,381,441 for the year ended December 31, 1995, compared to $2,013,224 in 1994, an increase of 18.3%. The increasing rate of growth from 1994 to 1995 resulted principally from the Bank's leasing of property to house its credit administration and executive offices, and the additional costs associated with operating the facility. Key support positions were added to the Bank's employee roster during 1995 to manage an increasing volume of loans held in the Bank's credit portfolio, while additional data processing equipment and software, as well as furniture and fixtures were purchased to operate the facility as a non-retail bank support site.

Provision/Allowance for Loan Losses

        The provision for loan losses is the annual cost of providing an allowance for anticipated or possible losses on loans. The amount of the provision expense each year, as well as the allowance, is dependent upon but not limited to numerous factors including loan growth, current and anticipated delinquencies, economic related factors and management's assessment of future events.

        At December 31, 1995 the allowance, as a percent of gross loans outstanding, was 1.07%, compared to 1.30% at December 31, 1994. During 1995, the Bank provided $100,210 to the reserve for loan losses, compared to $261,330 in 1994. During late 1994, management installed a formal analysis to determine the adequacy of the reserve with regard to inherent problems in the Bank's portfolio. As a result of this action, management perceived that a marginal cushion had been provided for in prior year's allocation to the reserve and thus reduced the provision in 1995.

        Total charge-offs for 1995 amounted to $116,167, compared to $66,048 for the year ended December 31, 1994. For 1995 and 1994, net recoveries to outstanding charge-offs amounted to $3,957 and $89,718 respectively. Loans are placed on a non-accrual status when management anticipates that the interest will not be collected. It is management's intent to continually evaluate the Bank's credit portfolio to identify potential problem loans. At December 31, 1995, the Bank had no non-accrual loans. At December 31, 1994, the Bank had non-accrual loans of $163,020.

Stockholders' Equity

        Stockholders' equity increased 14.6% to $8,195,133 at December 31, 1995, resulting from the capitalization of retained earnings from operations and diluted by the Bank's payment of four quarterly dividends. As a result of dividends paid during the year, capital was diluted by $260,916.

        Stockholders' equity, as a percent of total assets, was 8.7% at December 31, 1995, compared to 9.3% at December 31, 1994. Adjusted for prior year's stock splits and cumulative dividends paid through year-end 1995, the Bank's book value of a share of common stock was $5.65 at December 31, 1995, compared to $4.94 at December 31, 1994.

          BANKGROUP, BANK AND THE FIRST NATIONAL BANK OF CLIFTON FORGE

        The following consolidated financial data presents on a historical basis selected unaudited financial data for BankGroup and Bank, and unaudited pro forma amounts for both (a) BankGroup and Bank combined, and (b) BankGroup, Bank and The First National Bank of Clifton Forge combined as of June 30, 1996. The Agreement with The First National Bank of Clifton Forge will involve the acquisition of The First National Bank of Clifton Forge in a transaction to be accounted for as a "pooling of interests." It is expected to be completed during the third quarter of 1996. Interim financial results, in the opinion of the management of the three companies, reflect all adjustments necessary for a fair presentation of the results of operations. All such adjustments are of the normal recurring nature. The results of operations for an interim period are not necessarily indicative of results that may be expected for a full year or any other interim period.

        The Bank Merger is reflected under the "pooling of interests" method of accounting, and the pro forma selected financial data is derived accordingly.

                  SELECTED FINANCIAL DATA MAINSTREET BANKGROUP INCORPORATED,
                   HANOVER BANK AND THE FIRST NATIONAL BANK OF CLIFTON FORGE

                                                            As of June 30, 1996
                                                                (In 000's)

Selected Period-End Balances:
Total Assets
  MainStreet BankGroup...........................................   $   967,666
  Hanover........................................................        99,212
  MainStreet and Hanover ProForma................................     1,066,878
  MainStreet, Hanover and Clifton Forge ProForma.................     1,167,523
Loans (Net of unearned income)
  MainStreet BankGroup...........................................       621,719
  Hanover........................................................        74,842
  MainStreet and Hanover ProForma................................       696,561
  MainStreet, Hanover and Clifton Forge ProForma.................       735,975
Allowance for loan losses
  MainStreet BankGroup...........................................         8,680
  Hanover........................................................           833
  MainStreet and Hanover ProForma................................         9,513
  MainStreet, Hanover and Clifton Forge ProForma.................         9,730
Nonperforming Assets (1)
  MainStreet BankGroup...........................................         4,202
  Hanover........................................................           738
  MainStreet and Hanover ProForma................................         4,940
  MainStreet, Hanover and Clifton Forge ProForma.................         5,108
Total Deposits
  MainStreet BankGroup...........................................       713,357
  Hanover........................................................        88,031
  MainStreet and Hanover ProForma................................       801,388
  MainStreet, Hanover and Clifton Forge ProForma.................       861,593
Long-term debt
  MainStreet BankGroup...........................................        70,857
  Hanover........................................................            --
  MainStreet and Hanover ProForma................................        70,857
  MainStreet, Hanover and Clifton Forge ProForma.................        70,857
Common shareholders' equity
  MainStreet BankGroup...........................................        78,284
  Hanover........................................................         8,755
  MainStreet and Hanover ProForma................................        87,039
  MainStreet, Hanover and Clifton Forge ProForma.................       101,817
Total shareholders' equity
  MainStreet BankGroup...........................................        78,284
  Hanover........................................................         8,755
  MainStreet and Hanover ProForma................................        87,039
  MainStreet, Hanover and Clifton Forge ProForma.................       101,817
Selected Ratios:
Nonperforming assets to loans and foreclosed properties at period end (1)
  MainStreet BankGroup...........................................          0.67%
  Hanover........................................................          0.98
  MainStreet and Hanover ProForma................................          0.71
  MainStreet, Hanover and Clifton Forge ProForma.................          0.69
Allowance for loan losses to loans at period end
  MainStreet BankGroup...........................................          1.40
  Hanover........................................................          1.11
  MainStreet and Hanover ProForma................................          1.37
  MainStreet, Hanover and Clifton Forge ProForma.................          1.32
Allowance for loan losses to nonperforming loans at period end
  MainStreet BankGroup...........................................        261.52
  Hanover........................................................        144.12
  MainStreet and Hanover ProForma................................        244.17
  MainStreet, Hanover and Clifton Forge ProForma.................        239.42
Allowance for loan losses to nonperforming assets at period end (1)
  MainStreet BankGroup...........................................        206.57
  Hanover........................................................        112.87
  MainStreet and Hanover ProForma................................        192.57
  MainStreet, Hanover and Clifton Forge ProForma.................        190.49

Total shareholders' equity to total assets at period end
  MainStreet BankGroup...........................................          8.09%
  Hanover........................................................          8.82
  MainStreet and Hanover ProForma................................          8.16
  MainStreet, Hanover and Clifton Forge ProForma.................          8.72
Capital ratios at period end:
Tier 1 risk-adjusted capital
  MainStreet BankGroup...........................................         13.38
  Hanover........................................................         13.66
  MainStreet and Hanover ProForma................................         13.41
  MainStreet, Hanover and Clifton Forge ProForma.................         14.73
Total risk-adjusted capital
  MainStreet BankGroup...........................................         14.63
  Hanover........................................................         14.91
  MainStreet and Hanover ProForma................................         14.66
  MainStreet, Hanover and Clifton Forge ProForma.................         15.98
Tier 1 leverage
  MainStreet BankGroup...........................................          8.37
  Hanover........................................................          8.84
  MainStreet and Hanover ProForma................................          8.41
  MainStreet, Hanover and Clifton Forge ProForma.................          8.94


                       NOTES TO SELECTED FINANCIAL DATA -
                       MAINSTREET BANKGROUP INCORPORATED,
           HANOVER BANK AND THE FIRST NATIONAL BANK OF CLIFTON FORGE

(1) NONPERFORMING ASSETS INCLUDE NONACCRUAL LOANS, LOANS PAST DUE 90 DAYS AND GREATER, OTHER REAL ESTATE AND OTHER REPOSSESSED ASSETS.

               MAINSTREET BANKGROUP INCORPORATED AND HANOVER BANK
                        PRO FORMA CONDENSED CONSOLIDATED
                        STATEMENT OF FINANCIAL CONDITION
                                 JUNE 30, 1996
                                   (in 000's)


                                                                            ADJUSTMENTS
                                              MAINSTREET     HANOVER        INCREASE
                                              BANKGROUP        BANK         (DECREASE)     CONSOLIDATED

ASSETS
Cash and Due From Banks                       $   26,319    $   2,799      $             $    29,118
Interest-Earning Deposits in Domestic Banks          506           --                            506
Federal Funds Sold                                 1,735           --                          1,735
Mortgage Loans Held for Sale                       1,329           --                          1,329
Securities Available for Sale                    203,404        1,504                        204,908
Securities Held to Maturity                       93,645       17,037                        110,682

Loans, Net of Unearned Income                    621,719       74,842                        696,561
  Less:  Allowance for Loan Losses                (8,680)        (833)                        (9,513)
                                               ---------     --------                      ---------
    Loans, Net                                   613,039       74,009             --         687,048
                                               ---------     --------                      ---------

Bank Premises and Equipment, Net                  10,563        2,286                         12,849
Other Real Estate Owned                              823          160                            983
Other Assets                                      16,303        1,417             --          17,720
                                               ---------     --------       --------       ---------
  TOTAL ASSETS                                $  967,666    $  99,212      $      --     $ 1,066,878
                                               =========     ========       ========      ==========

LIABILITIES
Deposits:
 Demand Deposits (Noninterest-Bearing)        $   96,371    $   2,532      $             $    98,903
 Interest Bearing Deposits                       616,986       85,499             --         702,485
                                               ---------     --------       --------      ----------
  TOTAL DEPOSITS                                 713,357       88,031             --         801,388
                                               ---------     --------       --------      ----------
Short - Term Debt                             $   95,323    $   1,735      $             $    97,058
Long - Term Debt                                  70,857           --                         70,857
Other Liabilities                                  9,845          691             --          10,536
                                               ---------     --------       --------       ---------
  TOTAL LIABILITIES                              889,382       90,457             --         979,839
                                               ---------     --------       --------       ---------

SHAREHOLDERS' EQUITY
Common Stock                                      42,936        3,679 (1)      3,221          49,836
Capital in Excess of Par                          12,325        2,051 (1)     (3,221)         11,155
Retained Earnings                                 26,874        3,042                         29,916
Unearned Compensation                               (405)          --                           (405)
Unrealized Gains (Losses) on Securities, Net      (3,446)         (17)                        (3,463)
                                               ---------     --------                     ----------
  TOTAL SHAREHOLDERS' EQUITY                      78,284        8,755             --          87,039
                                               ---------     --------       --------      ----------

  TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY  $  967,666    $  99,212      $      --     $ 1,066,878
                                               =========     ========       ========      ==========


(1) Based on an Exchange Ratio of .938 for conversion of Bank Common Stock into BankGroup Common Stock. See "The Bank Merger -- Determination of Exchange Ratio; Exchange of Bank Common Stock for BankGroup Common Stock" for further discussion of the calculation of the Exchange Ratio.

               MAINSTREET BANKGROUP INCORPORATED AND HANOVER BANK
               PRO FORMA CONDENSED CONSOLIDATED INCOME STATEMENTS
                         SIX MONTHS ENDED JUNE 30, 1996
                        (IN 000'S EXCEPT PER SHARE DATA)


                                                      MAINSTREET      HANOVER      CONSOLIDATED
                                                      BANKGROUP         BANK          PROFORMA
INTEREST INCOME
Interest and Fees on Loans                           $   28,009       $  3,183      $  31,192
Interest on Mortgage Loans Held for Sale                     98             --             98
Interest and Dividends on Securities Available for Sale   5,798             34          5,832
Interest and Dividends on Securities Held to Maturity     3,251            561          3,812
Other Interest Income                                       160             --            160
                                                       --------        -------       --------
   Total Interest Income                                 37,316          3,778         41,094

INTEREST EXPENSE
Deposits                                                 13,696          1,754         15,450
Short-Term Borrowings                                     1,938              3          1,941
Long-Term Debt                                            1,336             --          1,336
                                                       --------        -------       --------
   Total Interest Expense                                16,970          1,757         18,727

Net Interest Income                                      20,346          2,021         22,367
Provisions for Loan Losses                                1,332             90          1,422
                                                       --------        -------       --------
   Net Interest Income after Provision for Loan Losses   19,014          1,931         20,945

NONINTEREST INCOME
Service Charges, Fees and Other                           3,383            287          3,670
Trust Department Income                                   1,431             --          1,431
Securities Gains (Losses), Net                              639             --            639
                                                       --------        -------       --------
                                                          5,453            287          5,740

NONINTEREST EXPENSE
Salaries and Employee Benefits                            8,188            493          8,681
Net Occupancy and Equipment Costs                         2,364            215          2,579
Other Noninterest Expense                                 4,397            580          4,977
                                                       --------        -------       --------
                                                         14,949          1,288         16,237
                                                       --------        -------       --------
Income Before Income Taxes                                9,518            930         10,448
Income Tax Expense                                        2,940            273          3,213
                                                       --------        -------       --------
NET INCOME                                           $    6,578       $    657      $   7,235
                                                       ========        =======       ========



PER COMMON SHARE DATA (1) Net Income per Share:
  Primary                                            $     0.77       $   0.43      $    0.72
  Fully Diluted                                      $     0.77       $   0.43      $    0.72



Weighted Average Shares Outstanding
  Primary                                                 8,598          1,529         10,032
  Fully Diluted                                           8,598          1,529         10,032



(1) Based on an Exchange Ratio of .938 for conversion of Bank Common Stock into BankGroup Common Stock. See "The Bank Merger -- Determination of Exchange Ratio; Exchange of Bank Common Stock for BankGroup Common Stock" for further discussion of the calculation of the Exchange Ratio.

               MAINSTREET BANKGROUP INCORPORATED AND HANOVER BANK
               PRO FORMA CONDENSED CONSOLIDATED INCOME STATEMENTS
                         SIX MONTHS ENDED JUNE 30, 1995
                        (IN 000'S EXCEPT PER SHARE DATA)



                                                      MAINSTREET      HANOVER       CONSOLIDATED
                                                      BANKGROUP        BANK           PROFORMA
INTEREST INCOME
Interest and Fees on Loans                           $   24,333      $  2,758       $  27,091
Interest on Mortgage Loans Held for Sale                     48            --              48
Interest and Dividends on Securities Available for Sale   4,186            34           4,220
Interest and Dividends on Securities Held to Maturity     4,039           404           4,443
Other Interest Income                                        41            --              41
                                                       --------       -------        --------
   Total Interest Income                                 32,647         3,196          35,843

INTEREST EXPENSE
Deposits                                                 13,578         1,363          14,941
Short-Term Borrowings                                       701             7             708
Long-Term Debt                                              312            --             312
                                                       --------       -------        --------
   Total Interest Expense                                14,591         1,370          15,961

Net Interest Income                                      18,056         1,826          19,882
Provisions for Loan Losses                                  657            55             712
                                                       --------       -------        --------
   Net Interest Income after Provision for Loan Losses   17,399         1,771          19,170

NONINTEREST INCOME
Service Charges, Fees and Other                           2,751           254           3,005
Trust Department Income                                   1,030            --           1,030
Securities Gains (Losses), Net                               19            --              19
                                                       --------       -------        --------
                                                          3,800           254           4,054

NONINTEREST EXPENSE
Salaries and Employee Benefits                            8,087           510           8,597
Net Occupancy and Equipment Costs                         2,160           210           2,370
Other Noninterest Expense                                 4,444           501           4,945
                                                       --------       -------        --------
                                                         14,691         1,221          15,912
                                                       --------       -------        --------
Income Before Income Taxes                                6,508           804           7,312
Income Tax Expense                                        1,879           237           2,116
                                                       --------       -------        --------
NET INCOME                                            $   4,629      $    567       $   5,196
                                                       ========       =======        ========



PER COMMON SHARE DATA (1) Net Income per Share:
  Primary                                             $    0.61      $   0.38       $    0.58
  Fully Diluted                                       $    0.57      $   0.38       $    0.54



Weighted Average Shares Outstanding
  Primary                                                 7,580         1,512           8,998
  Fully Diluted                                           8,546         1,512           9,964



(1) Based on an Exchange Ratio of .938 for conversion of Bank Common Stock into BankGroup Common Stock. See "The Bank Merger -- Determination of Exchange Ratio; Exchange of Bank Common Stock for BankGroup Common Stock" for further discussion of the calculation of the Exchange Ratio.

               MAINSTREET BANKGROUP INCORPORATED AND HANOVER BANK
               PRO FORMA CONDENSED CONSOLIDATED INCOME STATEMENTS
                          YEAR ENDED DECEMBER 31, 1995
                        (IN 000'S EXCEPT PER SHARE DATA)


                                                      MAINSTREET      HANOVER       CONSOLIDATED
                                                       BANKGROUP        BANK           PROFORMA
INTEREST INCOME
Interest and Fees on Loans                           $   50,943      $  6,018       $  56,961
Interest on Mortgage Loans Held for Sale                    144            --             144
Interest and Dividends on Securities Available for Sale   9,689            68           9,757
Interest and Dividends on Securities Held to Maturity     7,828           486           8,314
Other Interest Income                                        71           474             545
                                                       --------       -------        --------
   Total Interest Income                                 68,675         7,046          75,721

INTEREST EXPENSE
Deposits                                                 27,662         3,109          30,771
Short-Term Borrowings                                     3,196            --           3,196
Long-Term Debt                                              517            --             517
                                                       --------       -------        --------
   Total Interest Expense                                31,375         3,109          34,484

Net Interest Income                                      37,300         3,937          41,237
Provisions for Loan Losses                                1,319           100           1,419
                                                       --------       -------        --------
   Net Interest Income after Provision for Loan Losses   35,981         3,837          39,818

NONINTEREST INCOME
Service Charges, Fees and Other                           5,529           300           5,829
Trust Department Income                                   2,400            --           2,400
Securities Gains (Losses), Net                               46            --              46
                                                       --------       -------        --------
                                                          7,975           300           8,275

NONINTEREST EXPENSE
Salaries and Employee Benefits                           15,704           961          16,665
Net Occupancy and Equipment Costs                         4,428           621           5,049
Other Noninterest Expense                                 8,685           800           9,485
                                                       --------       -------        --------
                                                         28,817         2,382          31,199
                                                       --------       -------        --------
Income Before Income Taxes                               15,139         1,755          16,894
Income Tax Expense                                        4,399           527           4,926
                                                       --------       -------        --------
NET INCOME                                            $  10,740      $  1,228       $  11,968
                                                       ========       =======        ========



PER COMMON SHARE DATA (1) Net Income per Share:
  Primary                                             $    1.37      $   0.80       $    1.29
  Fully Diluted                                       $    1.29      $   0.80       $    1.20



Weighted Average Shares Outstanding
  Primary                                                 7,842         1,541           9,287
  Fully Diluted                                           8,548         1,541           9,993



(1) Based on an Exchange Ratio of .938 for conversion of Bank Common Stock into BankGroup Common Stock. See "The Bank Merger -- Determination of Exchange Ratio; Exchange of Bank Common Stock for BankGroup Common Stock" for further discussion of the calculation of the Exchange Ratio.

               MAINSTREET BANKGROUP INCORPORATED AND HANOVER BANK
               PRO FORMA CONDENSED CONSOLIDATED INCOME STATEMENTS
                          YEAR ENDED DECEMBER 31, 1994
                        (IN 000'S EXCEPT PER SHARE DATA)



                                                       MAINSTREET       HANOVER      CONSOLIDATED
                                                       BANKGROUP         BANK          PROFORMA
INTEREST INCOME
Interest and Fees on Loans                             $  42,864      $  4,615       $  47,479
Interest on Mortgage Loans Held for Sale                     514            --             514
Interest and Dividends on Securities Available for Sale1   3,108            69          13,177
Interest and Dividends on Securities Held to Maturity      2,568           504           3,072
Other Interest Income                                        462           272             734
                                                        --------       -------        --------
   Total Interest Income                                  59,516         5,460          64,976

INTEREST EXPENSE
Deposits                                                  23,980         2,039          26,019
Short-Term Borrowings                                        594            --             594
Long-Term Debt                                               643            --             643
                                                        --------       -------        --------
   Total Interest Expense                                 25,217         2,039          27,256

Net Interest Income                                       34,299         3,421          37,720
Provisions for Loan Losses                                 2,827           261           3,088
                                                        --------       -------        --------
   Net Interest Income after Provision for Loan Losses    31,472         3,160          34,632

NONINTEREST INCOME
Service Charges, Fees and Other                            4,865           261           5,126
Trust Department Income                                    1,993            --           1,993
Securities Gains (Losses), Net                            (5,683)           --          (5,683)
                                                        --------       -------        --------
                                                           1,175           261           1,436

NONINTEREST EXPENSE
Salaries and Employee Benefits                            14,441           786          15,227
Net Occupancy and Equipment Costs                          4,142           562           4,704
Other Noninterest Expense                                 10,130           665          10,795
                                                        --------       -------        --------
                                                          28,713         2,013          30,726
                                                        --------       -------        --------
Income Before Income Taxes                                 3,934         1,408           5,342
Income Tax Expense                                          (154)          390             236
                                                        --------       -------        --------
NET INCOME                                             $   4,088      $  1,018       $   5,106
                                                        ========       =======        ========



PER COMMON SHARE DATA (1) Net Income per Share:
  Primary                                              $    0.54      $   0.66       $    0.57
  Fully Diluted                                        $    0.53      $   0.66       $    0.51



Weighted Average Shares Outstanding
  Primary                                                  7,510         1,538           8,953
  Fully Diluted                                            8,516         1,538           9,959



(1) Based on an Exchange Ratio of .938 for conversion of Bank Common Stock into BankGroup Common Stock. See "The Bank Merger -- Determination of Exchange Ratio; Exchange of Bank Common Stock for BankGroup Common Stock" for further discussion of the calculation of the Exchange Ratio.

               MAINSTREET BANKGROUP INCORPORATED AND HANOVER BANK
               PRO FORMA CONDENSED CONSOLIDATED INCOME STATEMENTS
                          YEAR ENDED DECEMBER 31, 1993
                        (IN 000'S EXCEPT PER SHARE DATA)


                                                       MAINSTREET     HANOVER       CONSOLIDATED
                                                       BANKGROUP       BANK           PROFORMA
INTEREST INCOME
Interest and Fees on Loans                            $  42,519      $  3,636       $  46,155
Interest on Mortgage Loans Held for Sale                     --            --              --
Interest and Dividends on Securities Available for Sale  12,329            51          12,380
Interest and Dividends on Securities Held to Maturity     2,387           485           2,872
Other Interest Income                                       677           218             895
                                                       --------       -------        --------
   Total Interest Income                                 57,912         4,390          62,302

INTEREST EXPENSE
Deposits                                                 24,006         1,700          25,706
Short-Term Borrowings                                       630            --             630
Long-Term Debt                                              655            --             655
                                                       --------       -------        --------
   Total Interest Expense                                25,291         1,700          26,991

Net Interest Income                                      32,621         2,690          35,311
Provisions for Loan Losses                                1,370           293           1,663
                                                       --------       -------        --------
   Net Interest Income after Provision for Loan Losses   31,251         2,397          33,648

NONINTEREST INCOME
Service Charges, Fees and Other                           4,000           196           4,196
Trust Department Income                                   2,137            --           2,137
Securities Gains (Losses), Net                              277            22             299
                                                       --------       -------        --------
                                                          6,414           218           6,632

NONINTEREST EXPENSE
Salaries and Employee Benefits                           13,176           679          13,855
Net Occupancy and Equipment Costs                         3,959           515           4,474
Other Noninterest Expense                                11,119           574          11,693
                                                       --------       -------        --------
                                                         28,254         1,768          30,022
                                                       --------       -------        --------
Income Before Income Taxes                                9,411           847          10,258
Income Tax Expense                                        2,530           219           2,749
                                                       --------       -------        --------
NET INCOME                                            $   6,881      $    628       $   7,509
                                                       ========       =======        ========



PER COMMON SHARE DATA (1) Net Income per Share:
  Primary                                             $    0.93      $   0.41       $    0.85
  Fully Diluted                                       $    0.87      $   0.41       $    0.76



Weighted Average Shares Outstanding
  Primary                                                 7,384         1,542           8,830
  Fully Diluted                                           8,414         1,542           9,860


(1) Based on an Exchange Ratio of .938 for conversion of Bank Common Stock into BankGroup Common Stock. See "The Bank Merger -- Determination of Exchange Ratio; Exchange of Bank Common Stock for BankGroup Common Stock" for further discussion of the calculation of the Exchange Ratio.

The following table sets forth the capitalization of MainStreet BankGroup Incorporated and Hanover Bank at June 30, 1996 and as adjusted to give effect to the acquisition of Hanover Bank in a transaction accounted for as a "Pooling of Interest" transaction.

               MAINSTREET BANKGROUP INCORPORATED AND HANOVER BANK
                            PRO FORMA CAPITALIZATION
                                 JUNE 30, 1996
                                   (IN 000'S)


                                                              MAINSTREET    HANOVER    ADJUSTMENTS   CONSOLIDATED
Long-term Debt and Capital Lease Obligations
  MainStreet BankGroup:
    FHLB Long-Term Obligations Due on February 1, 1999
      Callable on February 1, 1997                             $ 45,000    $            $             $   45,000
    FHLB Long-Term Obligations Due on March 14, 1997             25,000                                   25,000
    FHLB Long-Term Obligations Due on April 17, 2002                857                                      857



Hanover Bank
    None

    Total Long-Term Debt and Capital Lease Obligations           70,857          --           --          70,857
                                                               --------    --------     --------       ---------


Shareholders' Equity:
  MainStreet BankGroup:
    Preferred Stock, Authorized 1,000,000 Shares; None Outstanding   --                                       --
    Common Stock, $5 Par Value, Authorized 20,000,000 Shares;
      Issued and Outstanding 8,587,245 Shares                    42,936          --        6,900          49,836
    Capital in Excess of Par                                     12,325          --       (1,170)         11,155
    Retained Earnings                                            26,874                    3,042          29,916
    Unearned Compensation                                          (405)                      --            (405)
    Net Unrealized Gains (Losses) on Securities, Net             (3,446)                     (17)         (3,463)



Hanover Bank:
    Common Stock, $2.50 Par Value, Authorized 3,000,000 Shares;
      Issued and Outstanding 1,471,536 Shares                                 3,679       (3,679)
    Capital in Excess of Par                                                  2,051       (2,051)
    Retained Earnings                                                         3,042       (3,042)
    Unearned Compensation                                                        --
    Net Unrealized Gains (Losses) on Securities, Net                            (17)          17
                                                               --------    --------     --------        --------
      Total Shareholders' Equity                                 78,284       8,755           --          87,039
                                                               --------    --------     --------        --------

      Total Long-Term Debt, Capital Lease Obligations
        and Shareholders' Equity                              $ 149,141    $  8,755     $     --       $ 157,896
                                                               ========    ========     ========        ========


                       MAINSTREET BANKGROUP INCORPORATED,
           HANOVER BANK AND THE FIRST NATIONAL BANK OF CLIFTON FORGE
       PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF FINANCIAL CONDITION
                                 JUNE 30, 1996
                                   (IN 000'S)


                                                                 MAINSTREET
                                                   ADJUSTMENTS   & HANOVER
                             MAINSTREET   HANOVER    INCREASE     PRO FORMA   CLIFTON   INCREASE
                              BANKGROUP    BANK     (DECREASE)    COMBINED     FORGE    (DECREASE)  CONSOLIDATED

ASSETS
Cash and Due From Banks        $ 26,319  $  2,799    $           $  29,118    $  1,876   $            $  30,994
Interest-Earning Deposits in
  Domestic Banks                    506        --                      506          --                      506
Federal Funds Sold                1,735        --                    1,735       5,350                    7,085
Mortgage Loans Held for Sale      1,329        --                    1,329          --                    1,329
Securities Available for Sale   203,404     1,504                  204,908      52,678                  257,586
Securities Held to Maturity      93,645    17,037                  110,682          --                  110,682


Loans, Net of Unearned Income   621,719    74,842                  696,561      39,414                  735,975
  Less:  Allowance for Loan
    Losses                       (8,680)     (833)                  (9,513)      (217)                   (9,730)
                               --------   -------     ------     ---------    -------     --------      -------
   Loans, Net                   613,039    74,009         --       687,048      39,197          --      726,245
                               --------   -------     ------     ---------     -------    --------      -------

Bank Premises and
   Equipment, Net                10,563     2,286                   12,849         438                   13,287
Other Real Estate Owned             823       160                      983          --                      983
Other Assets                     16,303     1,417                   17,720       1,106                   18,826
                               --------   -------     ------     ---------     -------                ---------
     TOTAL ASSETS              $967,666  $ 99,212    $    --    $1,066,878    $100,645   $      --   $1,167,523
                               ========   =======     ======     =========     =======    ========    =========


LIABILITIES
Deposits:
  Demand Deposits
    (Noninterest-Bearing)      $ 96,371  $  2,532    $          $   98,903    $  5,541   $           $  104,444
  Interest Bearing Deposits     616,986    85,499                  702,485      54,664                  757,149
                               --------   -------     ------     ---------     -------    --------    ---------
     TOTAL DEPOSITS             713,357    88,031         --       801,388      60,205          --      861,593
                               --------   -------     ------     ---------     -------    --------    ---------

Short - Term Debt                95,323     1,735                   97,058      25,000                  122,058
Long - Term Debt                 70,857        --                   70,857          --                   70,857
Other Liabilities                 9,845       691                   10,536         662                   11,198
                                -------   -------     ------     ---------      ------    --------    ---------
      TOTAL LIABILITIES         889,382    90,457         --       979,839      85,867          --    1,065,706
                                -------   -------     ------     ---------      ------    --------    ---------


SHAREHOLDERS' EQUITY
Common Stock                     42,936     3,679(1)   3,221        49,836       1,575(2)    6,489       57,900
Capital in Excess of Par         12,325     2,051(1)  (3,221)       11,155       1,575(2)   (6,489)       6,241
Retained Earnings                26,874     3,042                   29,916      11,523                   41,439
Unearned Compensation              (405)       --                     (405)         --                     (405)
Unrealized Gains (Losses)
   on Securities, Net            (3,446)      (17)                  (3,463)        105                   (3,358)
                               --------   -------     ------     ---------      ------    --------    ---------
    TOTAL SHAREHOLDERS' EQUITY   78,284     8,755         --        87,039      14,778          --      101,817
                               --------   -------     ------     ---------      ------    --------    ---------

TOTAL LIABILITIES AND
SHAREHOLDERS' EQUITY           $967,666  $ 99,212    $    --    $1,066,878   $ 100,645   $      --   $1,167,523
                                =======   =======     ======     =========    ========    ========    =========


(1) Based on an Exchange Ratio .938 for conversion of Bank Common Stock into BankGroup Common Stock. See "The Bank Merger - Determination of the Exchange Ratio; Exchange of Bank Common Stock for BankGroup Common Stock" for further discussion of the calculation of the Exchange Ratio.

(2) Based on an Exchange Ratio of 5.12 for conversion of First National Bank of Clifton Forge Common Stock into MainStreet BankGroup Common Stock. See "MainStreet BankGroup Incorporated -- Recent Developments" for further discussion of the calculation of the exchange ratio.

             MAINSTREET BANKGROUP INCORPORATED, THE FIRST NATIONAL
                     BANK OF CLIFTON FORGE AND HANOVER BANK
       PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF FINANCIAL CONDITION
                                 JUNE 30, 1996
                                   (IN 000'S)


                                                                     MAINSTREET &
                                                      ADJUSTMENTS   CLIFTON FORGE             ADJUSTMENTS
                               MAINSTREET   CLIFTON    INCREASE      PRO FORMA      HANOVER    INCREASE
                                BANKGROUP    FORGE    (DECREASE)      COMBINED       BANK     (DECREASE)   CONSOLIDATED

ASSETS
Cash and Due From Banks        $ 26,319    $  1,876    $             $  28,195    $  2,799    $            $   30,994
Interest-Earning Deposits in
  Domestic Banks                    506          --                        506          --                        506
Federal Funds Sold                1,735       5,350                      7,085          --                      7,085
Mortgage Loans Held for Sale      1,329          --                      1,329          --                      1,329
Securities Available for Sale   203,404      52,678                    256,082       1,504                    257,586
Securities Held to Maturity      93,645          --                     93,645      17,037                    110,682

Loans, Net of Unearned Income   621,719      39,414                    661,133      74,842                    735,975
  Less:  Allowance for
   Loan                          (8,680)       (217)                    (8,897)       (833)                    (9,730)
                               --------     -------     ------       ---------     -------    -------        --------
   Loans, Net                   613,039      39,197         --         652,236      74,009         --         726,245
                               --------     -------     ------       ---------     -------    -------        --------

Bank Premises and Equipment, Net 10,563         438                     11,001       2,286                     13,287
Other Real Estate Owned             823          --                        823         160                        983
Other Assets                     16,303       1,106                     17,409       1,417                     18,826
                               --------     -------     ------       ---------     -------    -------
     TOTAL ASSETS              $967,666   $ 100,645    $    --      $1,068,311     $99,212   $     --      $1,167,523
                                =======     =======     ======       =========      ======    =======       =========

LIABILITIES
Deposits:
  Demand Deposits
    (Noninterest-Bearing)      $ 96,371   $   5,541    $            $  101,912    $  2,532   $             $  104,444
  Interest Bearing Deposits     616,986      54,664                    671,650      85,499                    757,149
                               --------     -------     ------       ---------     -------    -------       ---------
     TOTAL DEPOSITS             713,357      60,205         --         773,562      88,031         --         861,593
                               --------     -------     ------       ---------     -------    -------       ---------

Short - Term Debt                95,323      25,000                    120,323       1,735                    122,058
Long - Term Debt                 70,857          --                     70,857          --                     70,857
Other Liabilities                 9,845         662                     10,507         691                     11,198
                                -------     -------     ------       ---------      ------    -------       ---------
      TOTAL LIABILITIES         889,382      85,867         --         975,249      90,457         --       1,065,706
                                -------     -------     ------       ---------      ------    -------       ---------


SHAREHOLDERS' EQUITY
Common Stock                     42,936       1,575(2)   6,489          51,000       3,679(1)   3,221          57,900
Capital in Excess of Par         12,325       1,575(2)  (6,489)          7,411       2,051(1)  (3,221)          6,241
Retained Earnings                26,874      11,523                     38,397       3,042                     41,439
Unearned Compensation              (405)         --                       (405)         --                       (405)
Unrealized Gains (Losses)
   on Securities, Net            (3,446)        105                     (3,341)        (17)                    (3,358)
                               --------     -------     ------       ---------     -------    -------        --------
    TOTAL SHAREHOLDERS' EQUITY   78,284      14,778         --          93,062       8,755         --         101,817
                               --------     -------     ------       ---------     -------    -------        --------

TOTAL LIABILITIES AND
SHAREHOLDERS' EQUITY           $967,666   $ 100,645    $    --      $1,068,311   $  99,212    $    --      $1,167,523
                                =======    ========     ======       =========    ========     ======       =========


(1) Based on an Exchange Ratio .938 for conversion of Bank Common Stock into BankGroup Common Stock. See "The Bank Merger - Determination of the Exchange Ratio; Exchange of Bank Common Stock for BankGroup Common Stock" for further discussion of the calculation of the Exchange Ratio.

(2) Based on an Exchange Ratio of 5.12 for conversion of First National Bank of Clifton Forge Common Stock into MainStreet BankGroup Common Stock. See "MainStreet BankGroup Incorporated -- Recent Developments" for further discussion of the calculation of the exchange ratio.

                       MAINSTREET BANKGROUP INCORPORATED,
           THE FIRST NATIONAL BANK OF CLIFTON FORGE, AND HANOVER BANK
               PRO FORMA CONDENSED CONSOLIDATED INCOME STATEMENTS
                         SIX MONTHS ENDED JUNE 30, 1996
                        (IN 000'S EXCEPT PER SHARE DATA)


                                   MAINSTREET        CLIFTON                    HANOVER      CONSOLIDATED
                                   BANKGROUP          FORGE       PROFORMA       BANK           PROFORMA

INTEREST INCOME
Interest and Fees on Loans         $  28,009       $  1,826      $ 29,835     $  3,183         $ 33,018
Interest on Mortgage Loans
  Held for Sale                           98             --            98           --               98
Interest and Dividends on
  Securities Available for Sale        5,798            810         6,608           34            6,642
Interest and Dividends on
  Securities Held to Maturity          3,251             --         3,251          561            3,812
Other Interest Income                    160            221           381           --              381
                                    --------        -------       -------       ------          -------
  Total Interest Income               37,316          2,857        40,173        3,778           43,951

INTEREST EXPENSE
Deposits                              13,696          1,179        14,875        1,754           16,629
Short-Term Borrowings                  1,938             22         1,960            3            1,963
Long-Term Debt                         1,336             --         1,336           --            1,336
                                    --------         ------       -------       ------          -------
  Total Interest Expense              16,970          1,201        18,171        1,757           19,928

Net Interest Income                   20,346          1,656        22,002        2,021           24,023
Provisions for Loan Losses             1,332              1         1,333           90            1,423
                                    --------         ------       -------       ------          -------
  Net Interest Income after
    Provision for Loan Losses         19,014          1,655        20,669        1,931           22,600

NONINTEREST INCOME
Service Charges, Fees and Other        3,383             70         3,453          287            3,740
Trust Department Income                1,431             12         1,443           --            1,443
Securities Gains (Losses), Net           639             --           639           --              639
                                    --------        -------       -------       ------          -------
                                       5,453             82         5,535          287            5,822

NONINTEREST EXPENSE
Salaries and Employee Benefits         8,188            282         8,470          493            8,963
Net Occupancy and Equipment Costs      2,364             48         2,412          215            2,627
Other Noninterest Expense              4,397            338         4,735          580            5,315
                                    --------        -------       -------      -------          -------
                                      14,949            668        15,617        1,288           16,905
                                    --------        -------       -------      -------          -------
Income Before Income Taxes             9,518          1,069        10,587          930           11,517
Income Tax Expense                     2,940            313         3,253          273            3,526
                                    --------        -------       -------      -------          -------
NET INCOME                         $   6,578       $    756      $  7,334     $    657         $  7,991
                                    ========        =======       =======      =======          =======

PER COMMON SHARE DATA (1)(2)
Net Income per Share:
  Primary                          $    0.77       $   2.40      $   0.72     $   0.43         $   0.69
  Fully Diluted                    $    0.77       $   2.40      $   0.72     $   0.43         $   0.69

Weighted Average Shares Outstanding
  Primary                              8,598            315        10,210        1,529           11,644
  Fully Diluted                        8,598            315        10,210        1,529           11,644


(1) Based on an Exchange Ratio of .938 for conversion of Bank Common Stock into BankGroup Common Stock. See "The Bank Merger - Determination of Exchange Ratio; Exchange of Bank Common Stock for BankGroup Common Stock" for further discussion of the calculation of the Exchange Ratio.

(2) Based on an Exchange Ratio of 5.12 for conversion of First National Bank of Clifton Forge Common Stock into MainStreet BankGroup Common Stock. See "MainStreet BankGroup, Incorporated - Recent Developments" for further discussion of the calculation of the exchange ratio.

                       MAINSTREET BANKGROUP INCORPORATED,
           THE FIRST NATIONAL BANK OF CLIFTON FORGE, AND HANOVER BANK
               PRO FORMA CONDENSED CONSOLIDATED INCOME STATEMENTS
                         SIX MONTHS ENDED JUNE 30, 1995
                        (IN 000'S EXCEPT PER SHARE DATA)

                                   MAINSTREET        CLIFTON                    HANOVER      CONSOLIDATED
                                   BANKGROUP          FORGE       PROFORMA       BANK           PROFORMA

INTEREST INCOME
Interest and Fees on Loans         $  24,333       $  1,726    $   26,059     $  2,758         $ 28,817
Interest on Mortgage Loans
  Held for Sale                           48             --            48           --               48
Interest and Dividends on
  Securities Available for Sale        4,186            811         4,997           34            5,031
Interest and Dividends on
  Securities Held to Maturity          4,039             --         4,039          404            4,443
Other Interest Income                     41            145           186           --              186
                                    --------        -------       -------       ------          -------
  Total Interest Income               32,647          2,682        35,329        3,196           38,525

INTEREST EXPENSE
Deposits                              13,578          1,082        14,660        1,363           16,023
Short-Term Borrowings                    701             --           701            7              708
Long-Term Debt                           312             --           312           --              312
                                    --------         ------       -------       ------          -------
  Total Interest Expense              14,591          1,082        15,673        1,370           17,043

Net Interest Income                   18,056          1,600        19,656        1,826           21,482
Provisions for Loan Losses               657              1           658           55              713
                                    --------         ------       -------       ------          -------
  Net Interest Income after
    Provision for Loan Losses         17,399          1,599        18,998        1,771           20,769

NONINTEREST INCOME
Service Charges, Fees and Other        2,751             71         2,822          254            3,076
Trust Department Income                1,030             37         1,067           --            1,067
Securities Gains (Losses), Net            19            (38)          (19)          --              (19)
                                    --------        --------      --------      ------          -------
                                       3,800             70         3,870          254            4,124

NONINTEREST EXPENSE
Salaries and Employee Benefits         8,087            290         8,377          510            8,887
Net Occupancy and Equipment Costs      2,160             48         2,208          210            2,418
Other Noninterest Expense              4,444            309         4,753          501            5,254
                                    --------        -------     ---------      -------          -------
                                      14,691            647        15,338        1,221           16,559
                                    --------        -------     ---------      -------          -------
Income Before Income Taxes             6,508          1,022         7,530          804            8,334
Income Tax Expense                     1,879            302         2,181          237            2,418
                                    --------        -------     ---------      -------          -------
NET INCOME                         $   4,629       $    720    $    5,349     $    567         $  5,916
                                    ========        =======     =========      =======          =======

PER COMMON SHARE DATA (1)(2)
Net Income per Share:
  Primary                          $    0.61       $   2.29    $     0.58     $   0.38         $   0.56
  Fully Diluted                    $    0.57       $   2.29    $     0.53     $   0.38         $   0.51

Weighted Average Shares Outstanding
  Primary                              7,580            315         9,192        1,512           10,610
  Fully Diluted                        8,546            315        10,158        1,512           11,576


(1) Based on an Exchange Ratio of .938 for conversion of Bank Common Stock into BankGroup Common Stock. See "The Bank Merger - Determination of Exchange Ratio; Exchange of Bank Common Stock for BankGroup Common Stock" for further discussion of the calculation of the Exchange Ratio.

(2) Based on an Exchange Ratio of 5.12 for conversion of First National Bank of Clifton Forge Common Stock into MainStreet BankGroup Common Stock. See "MainStreet BankGroup, Incorporated - Recent Developments" for further discussion of the calculation of the exchange ratio.

                       MAINSTREET BANKGROUP INCORPORATED,
           THE FIRST NATIONAL BANK OF CLIFTON FORGE, AND HANOVER BANK
               PRO FORMA CONDENSED CONSOLIDATED INCOME STATEMENTS
                       SIX MONTHS ENDED DECEMBER 31, 1995
                        (IN 000'S EXCEPT PER SHARE DATA)


                                   MAINSTREET        CLIFTON                    HANOVER      CONSOLIDATED
                                    BANKGROUP          FORGE       PROFORMA       BANK           PROFORMA

INTEREST INCOME
Interest and Fees on Loans         $  50,943       $  3,452    $   54,395     $  6,018         $ 60,413
Interest on Mortgage Loans
  Held for Sale                          144             --           144           --              144
Interest and Dividends on
  Securities Available for Sale        9,689            491        10,180           68           10,248
Interest and Dividends on
  Securities Held to Maturity          7,828          1,179         9,007          486            9,493
Other Interest Income                     71            326           397          474              871
                                    --------        -------       -------       ------          -------
  Total Interest Income               68,675          5,448        74,123        7,046           81,169

INTEREST EXPENSE
Deposits                              27,662          2,273        29,935        3,109           33,044
Short-Term Borrowings                  3,196             --         3,196           --            3,196
Long-Term Debt                           517             --           517           --              517
                                    --------         ------       -------       ------          -------
  Total Interest Expense              31,375          2,273        33,648        3,109           36,757

Net Interest Income                   37,300          3,175        40,475        3,937           44,412
Provisions for Loan Losses             1,319             --         1,319          100            1,419
                                    --------         ------       -------       ------          -------
  Net Interest Income after
    Provision for Loan Losses         35,981          3,175        39,156        3,837           42,993

NONINTEREST INCOME
Service Charges, Fees and Other        5,529            213         5,742          300            6,042
Trust Department Income                2,400             41         2,441           --            2,441
Securities Gains (Losses), Net            46             (3)           43           --               43
                                    --------        --------      -------       ------          -------
                                       7,975            251         8,226          300            8,526

NONINTEREST EXPENSE
Salaries and Employee Benefits        15,704            582        16,286          961           17,247
Net Occupancy and Equipment Costs      4,428            166         4,594          621            5,215
Other Noninterest Expense              8,685            514         9,199          800            9,999
                                    --------        -------     ---------      -------          -------
                                      28,817          1,262        30,079        2,382           32,461
                                    --------        -------     ---------      -------          -------
Income Before Income Taxes            15,139          2,164        17,303        1,755           19,058
Income Tax Expense                     4,399            640         5,039          527            5,566
                                    --------        -------     ---------      -------          -------
NET INCOME                         $  10,740       $  1,524    $   12,264     $  1,228         $ 13,492
                                    ========        =======     =========      =======          =======

PER COMMON SHARE DATA (1)(2)
Net Income per Share:
  Primary                          $    1.37       $   4.84    $     1.30     $   0.80         $   1.24
  Fully Diluted                    $    1.29       $   4.84    $     1.21     $   0.80         $   1.16
Weighted Average Shares Outstanding
  Primary                              7,842            315         9,454        1,541           10,899
  Fully Diluted                        8,548            315        10,160        1,541           11,605


(1) Based on an Exchange Ratio of .938 for conversion of Bank Common Stock into BankGroup Common Stock. See "The Bank Merger - Determination of
      Exchange Ratio; Exchange of Bank Common Stock for BankGroup Common Stock" for further discussion of the calculation of the Exchange Ratio.

(2) Based on an Exchange Ratio of 5.12 for conversion of First National Bank of Clifton Forge Common Stock into MainStreet BankGroup Common Stock. See
      "MainStreet BankGroup, Incorporated - Recent Developments" for further discussion of the calculation of the exchange ratio.

                                      -40-



                       MAINSTREET BANKGROUP INCORPORATED,
           THE FIRST NATIONAL BANK OF CLIFTON FORGE, AND HANOVER BANK
               PRO FORMA CONDENSED CONSOLIDATED INCOME STATEMENTS
                          YEAR ENDED DECEMBER 31, 1994
                        (IN 000'S EXCEPT PER SHARE DATA)



                                   MAINSTREET        CLIFTON                    HANOVER      CONSOLIDATED
                                   BANKGROUP          FORGE       PROFORMA       BANK           PROFORMA
INTEREST INCOME
Interest and Fees on Loans         $   42,864     $   3,202     $  46,066     $   4,615         $  50,681
Interest on Mortgage Loans
  Held for Sale                           514            --           514            --               514
Interest and Dividends on
  Securities Available for Sale        13,108         1,230        14,338            69            14,407
Interest and Dividends on
  Securities Held to Maturity           2,568           493         3,061           504             3,565
Other Interest Income                     462           176           638           272               910
                                   ----------------------------------------------------------------------
  Total Interest Income                59,516         5,101        64,617         5,460            70,077

INTEREST EXPENSE
Deposits                               23,980         1,941        25,921         2,039            27,960
Short-Term Borrowings                     594            --           594            --               594
Long-Term Debt                            643            --           643            --               643
                                   ----------------------------------------------------------------------
  Total Interest Expense               25,217         1,941        27,158         2,039            29,197

Net Interest Income                    34,299         3,160        37,459         3,421            40,880
Provisions for Loan Losses              2,827             3         2,830           261             3,091
                                   ---------------------------------------------------------------------
  Net Interest Income after
    Provision for Loan Losses          31,472         3,157        34,629         3,160            37,789

NONINTEREST INCOME
Service Charges, Fees and Other         4,865           238         5,103           261             5,364
Trust Department Income                 1,993            32         2,025            --             2,025
Securities Gains (Losses), Net         (5,683)           18        (5,665)           --            (5,665)
                                    ---------------------------------------------------------------------
                                        1,175           288         1,463           261             1,724
NONINTEREST EXPENSE
Salaries and Employee Benefits         14,441           564        15,005           786            15,791
Net Occupancy and Equipment             4,142           177         4,319           562             4,881
Other Noninterest Expense              10,130           606        10,736           665            11,401
                                    ---------------------------------------------------------------------
                                       28,713         1,347        30,060         2,013            32,073
                                    ---------------------------------------------------------------------
Income Before Income Taxes              3,934         2,098         6,032         1,408             7,440
Income Tax Expense                       (154)          607           453           390               843
                                   ----------------------------------------------------------------------
NET INCOME                         $    4,088     $   1,491     $   5,579     $   1,018         $   6,597
                                   ======================================================================

PER COMMON SHARE DATA (1)(2)
Net Income per Share:
  Primary                          $     0.54     $    4.73     $    0.61     $    0.66         $    0.62
  Fully Diluted                    $     0.53     $    4.73     $    0.55     $    0.66         $    0.57

Weighted Average Shares Outstanding
  Primary                               7,510           315         9,122         1,538            10,565
  Fully Diluted                         8,516           315        10,128         1,538            11,571


(1) Based on an Exchange Ratio of .938 for conversion of Bank Common Stock into BankGroup Common Stock. See "The Bank Merger - Determination of Exchange Ratio; Exchange of Bank Common Stock for BankGroup Common Stock" for further discussion of the calculation of the Exchange Ratio.

(2) Based on an Exchange Ratio of 5.12 for conversion of First National Bank of Clifton Forge Common Stock into MainStreet BankGroup Common Stock. See "MainStreet BankGroup, Incorporated - Recent Developments" for further discussion of the calculation of the exchange ratio.

                       MAINSTREET BANKGROUP INCORPORATED,
           THE FIRST NATIONAL BANK OF CLIFTON FORGE, AND HANOVER BANK
               PRO FORMA CONDENSED CONSOLIDATED INCOME STATEMENTS
                          YEAR ENDED DECEMBER 31, 1993
                        (IN 000'S EXCEPT PER SHARE DATA)



                                   MAINSTREET        CLIFTON                    HANOVER      CONSOLIDATED
                                   BANKGROUP          FORGE       PROFORMA       BANK           PROFORMA

INTEREST INCOME
Interest and Fees on Loans         $   42,519     $   3,222     $  45,741     $   3,636         $  49,377
Interest on Mortgage Loans
  Held for Sale                            --            --            --            --                --
Interest and Dividends on
  Securities Available for Sale        12,329            --        12,329            51            12,380
Interest and Dividends on
  Securities Held to Maturity           2,387         1,872         4,259           485             4,744
Other Interest Income                     677           196           873           218             1,091
                                   ----------------------------------------------------------------------
  Total Interest Income                57,912         5,290        63,202         4,390            67,592

INTEREST EXPENSE
Deposits                               24,006         1,957        25,963         1,700            27,663
Short-Term Borrowings                     630            --           630            --               630
Long-Term Debt                            655            --           655            --               655
                                   ----------------------------------------------------------------------
  Total Interest Expense               25,291         1,957        27,248         1,700            28,948

Net Interest Income                    32,621         3,333        35,954         2,690            38,644
Provisions for Loan Losses              1,370            27         1,397           293             1,690
                                    ---------------------------------------------------------------------
  Net Interest Income after
    Provision for Loan Loss            31,251         3,306        34,557         2,397            36,954

NONINTEREST INCOME
Service Charges, Fees and Other         4,000           276         4,276           196             4,472
Trust Department Income                 2,137            23         2,160            --             2,160
Securities Gains (Losses), Net            277            60           337            22               359
                                    ---------------------------------------------------------------------
                                        6,414           359         6,773           218             6,991
NONINTEREST EXPENSE

Salaries and Employee Benefits         13,176           592        13,768           679            14,447
Net Occupancy and Equipment Costs       3,959           183         4,142           515             4,657
Other Noninterest Expense              11,119           554        11,673           574            12,247
                                    ---------------------------------------------------------------------
                                       28,254         1,329        29,583         1,768            31,351
                                    ---------------------------------------------------------------------
Income Before Income Taxes              9,411         2,336        11,747           847            12,594
Income Tax Expense                      2,530           658         3,188           219             3,407
                                   ----------------------------------------------------------------------
NET INCOME                         $    6,881     $   1,678     $   8,559     $     628         $   9,187
                                   ======================================================================

PER COMMON SHARE DATA (1)(2)
Net Income per Share:
  Primary                          $     0.93     $    5.33     $    0.95     $    0.41         $    0.88
  Fully Diluted                    $     0.87     $    5.33     $    0.85     $    0.41         $    0.80

Weighted Average Shares Outstanding
  Primary                               7,384           315         8,996         1,542            10,442
  Fully Diluted                         8,414           315        10,026         1,542            11,472


(1) Based on an Exchange Ratio of .938 for conversion of Bank Common Stock into BankGroup Common Stock. See "The Bank Merger - Determination of Exchange Ratio; Exchange of Bank Common Stock for BankGroup Common Stock" for further discussion of the calculation of the Exchange Ratio.

(2) Based on an Exchange Ratio of 5.12 for conversion of First National Bank of Clifton Forge Common Stock into MainStreet BankGroup Common Stock. See "MainStreet BankGroup, Incorporated - Recent Developments" for further discussion of the calculation of the exchange ratio.

                              GENERAL INFORMATION

      This Proxy Statement/Prospectus is furnished in connection with the solicitation of proxies by the Bank Board, to be voted at the Bank Shareholder Meeting to be held at ____________________ located at _______________________________, on ________ __, 1996, at __:__ a.m., Eastern
Time and at any adjournment thereof. At the Bank Shareholder Meeting, shareholders will consider and vote upon the Agreement and the related Revised Plan of Merger, pursuant to which Bank will merge into Acquisition. Only shareholders of record of Bank at the close of business on ________ __, 1996 are entitled to notice of and to vote at the Bank Shareholder Meeting. This Proxy Statement/Prospectus is being mailed to all such holders of record of Bank Common Stock on or about __________ __, 1996.

      Holders of Bank Common Stock are entitled to one vote for each share standing in such holder's name on the books of Bank. The affirmative vote of the holders of more than two-thirds of the outstanding shares entitled to vote is required for approval of the Bank Merger.

      Under rules of the National Association of Securities Dealers, Inc., the proposal to adopt the Agreement is considered a "non-discretionary item" whereby brokerage firms may not vote in their discretion on behalf of their clients if such clients have not furnished voting instructions. Abstentions and such broker "non-votes" will be considered in determining the presence of a quorum at the Special Meeting but will not be counted as a vote cast for a proposal. Because the proposal to adopt the Agreement is required to be approved by the holders of two-thirds of the outstanding shares of Bank Common Stock, abstentions and broker "non-votes" will have the same effect as a vote against this proposal.

      The proxies solicited hereby, if properly signed and returned and not revoked prior to their use, will be voted in accordance with the instructions given thereon by the shareholders. If no instructions are so specified, the proxies will be voted FOR the proposed Bank Merger. Any shareholder giving a proxy has the power to revoke it at any time before it is exercised by (i) filing written notice of revocation addressed to Gail C. Thomas, Cashier, Hanover Bank, 7021 Mechanicsville Turnpike, Mechanicsville, Virginia 23111; (ii) submitting a duly executed proxy bearing a later date; or (iii) appearing at the Bank Shareholder Meeting and notifying the Secretary of his or her intention to vote in person. Attendance at the Special Meeting will not, in and of itself, constitute revocation of a proxy. Proxies solicited by this Proxy Statement/Prospectus may be exercised only at the Bank Shareholder Meeting and any adjournment of the Bank Shareholder Meeting and will not be used for any other meeting.

      The accompanying proxy is being solicited by the Bank Board. The cost of such solicitation will be borne by Bank. In addition to the use of the mails, proxies may be solicited by personal interview, telephone or telegram by directors, officers and employees of Bank or BankGroup without additional compensation. Arrangements may also be made with brokerage houses and custodians, nominees and fiduciaries for forwarding of solicitation material to beneficial owners of stock held of record by such persons and obtaining proxies from the beneficial owners of Bank Common Stock entitled to vote at the Special Meeting, and Bank will reimburse such persons for their reasonable expenses incurred in doing so.

      Under Virginia law, no other matters may be brought before the meeting.

      As of the Record Date, directors and executive officers of Bank and their affiliates beneficially owned a total of 294,559 shares (representing 18.22% of the outstanding shares of Bank Common Stock), and the directors of BankGroup owned no Bank Common Stock. Bank directors have agreed with BankGroup to recommend that Bank shareholders vote in favor of the Bank Merger and to vote shares beneficially owned by such directors, and shares with respect to which they have the power to vote, in favor of the Bank Merger. See "Ownership of Certain Beneficial Owners of Bank Common Stock."

      For the reasons described below, the Bank Board has adopted the Agreement, believes the Bank Merger is in the best interest of Bank and its shareholders and recommends that shareholders of Bank vote FOR approval of the Agreement. In making its recommendation, the Bank Board considered, among other things, the opinion of Scott & Stringfellow that the Merger Consideration was fair to Bank Common Stock shareholders from a financial point of view. See "The Bank Merger
- -- Recommendations of the Board of Directors of Bank; Reasons for the Bank Merger," and "-- Opinion of Financial Advisor."

      The address of BankGroup is 200 East Church Street, Martinsville, Virginia 24112, and its telephone number is (540) 666-6724. The address of Bank is 7021 Mechanicsville Turnpike, Mechanicsville, Virginia 23111 and its telephone number is (804) 746-2878.

                                THE BANK MERGER

      The detailed terms of the Bank Merger are contained in the Agreement and Plan of Reorganization, attached as Annex I to this Proxy Statement/Prospectus. The following discussion describes the more important aspects of the Bank Merger and the terms of the Agreement. This description is not complete and is qualified by reference to the Agreement which is incorporated by reference herein.

Opinion of Financial Advisor

      Bank has retained Scott & Stringfellow to act as its financial advisor in connection with rendering a fairness opinion with respect to the Bank Merger. Scott & Stringfellow is a full service investment banking and brokerage firm headquartered in Richmond, Virginia, that provides a broad array of services to corporations, financial institutions, individuals and state and local governments. The Financial Institutions Group of Scott & Stringfellow actively works with financial institutions in Virginia, North Carolina, the District of Columbia, Maryland, and West Virginia on these and other matters. As part of its investment banking practice, it is continually engaged in the valuation of financial institutions and their securities in connection with mergers and acquisitions, negotiated underwritings, and secondary distributions of listed and unlisted securities. Scott & Stringfellow was selected by the Bank Board based upon its expertise and reputation in providing valuation and merger and acquisition and advisory services to financial institutions. Scott & Stringfellow's analysts follow and publish reports about Bank and BankGroup.

      On May 10, 1996, at the meeting at which the Bank Board approved and adopted the Agreement, Scott & Stringfellow delivered a written opinion ("Opinion") to the Bank Board that as of such date, the Merger Consideration to be received by Bank Common Stock shareholders in cash or BankGroup Common Stock (subject to certain limitations on the cash component of the consideration), was fair to the Bank Common Stock shareholders from a financial point of view. Such Opinion was updated as of the date of this Proxy Statement/Prospectus. No instructions or limitations were given or imposed by the Bank Board upon Scott & Stringfellow with respect to the investigations made or procedures followed by them in rendering the Opinion.

      The full text of the Opinion, which sets forth the assumptions made, matters considered and limits on the review undertaken, is set forth and attached hereto in Annex II to this Proxy Statement/Prospectus and is incorporated herein by reference. Bank shareholders are urged to read the Opinion in its entirety. The following is a summary of certain analyses performed by Scott & Stringfellow which were the bases of such Opinion.

      In developing its Opinion, Scott & Stringfellow reviewed and analyzed: (i) the Agreement; (ii) the Registration Statement and this Proxy Statement/Prospectus; (iii) Bank's audited financial statements for the three years ended December 31, 1995; (iv) Bank's unaudited financial statements for the quarters ended June 30, 1996 and 1995, and other internal information relating to Bank prepared by Bank's management; (v) information regarding the trading market for Bank Common Stock and BankGroup Common Stock and the price ranges within which the respective stocks have traded; (vi) the relationship of prices paid to relevant financial data such as net worth, earnings, deposits and assets in certain bank and bank holding company mergers and acquisitions in Virginia in recent years; (vii) BankGroup's annual reports to shareholders and its audited financial statements for the three years ended December 31, 1995; and (viii) BankGroup's unaudited financial statements for the quarters ended June 30, 1996 and 1995, and other internal information relating to BankGroup prepared by BankGroup's management. Scott & Stringfellow has discussed with members of Bank's and BankGroup's management past and current business operations, the background of the Bank Merger, the reasons and basis for the Bank Merger, results of regulatory examinations, and the business and future prospects of Bank and BankGroup individually and as combined entity, as well as other matters relevant to its inquiry. Scott & Stringfellow has conducted such other studies, analysis and investigations particularly of the banking industry, and considered such other information as it deemed appropriate, the material portion of which is described below. Finally, Scott & Stringfellow also took into account its assessment of general economic, market and financial conditions and its experience in other transactions, as well as its experience in securities valuations and knowledge of the commercial banking industry generally.

      Scott & Stringfellow relied without independent verification upon the accuracy and completeness of all of the financial and other information reviewed by it and discussed with it for purposes of its Opinion. With respect to financial forecasts reviewed by Scott & Stringfellow in rendering its Opinion, Scott & Stringfellow assumed that such financial forecasts were reasonably prepared on the basis reflecting the best currently available estimates and judgment of the managements of Bank and BankGroup as to the future financial performance of Bank and BankGroup, respectively. Scott & Stringfellow did not make an independent evaluation or appraisal of the assets or liabilities of Bank and BankGroup nor was it furnished with any such appraisal.

      Scott & Stringfellow evaluated the financial terms of the transaction using standard valuation methods, including a discounted cash flow analysis, a market comparable analysis, a comparable acquisition analysis, and a dilution analysis.

      Discounted Cash Flow Analysis. Scott & Stringfellow performed a discounted cash flow analysis under various projections to estimate the fair market value of Bank Common Stock. Among other things, Scott & Stringfellow considered a range of asset and earnings growth for Bank of between 6.0% and 10.0% and a required equity capital level of 8.0%. A range of discount rates from 11.2% to 13.2% was applied to the cash flows resulting from the projections during the first five years and the residual values. The residual values were estimated by capitalizing the projected final year earnings by the discount rates, less the projected long-term growth rate of Bank's earnings. The discount rates, growth rates and capital levels were chosen based on what Scott & Stringfellow, in its judgment, considered to be appropriate taking into account, among other things, Bank's past and current financial performance and conditions, the general level of inflation, rates of return for fixed income and equity securities in the marketplace generally and particularly in the banking industry. The discounted cash flow analysis indicated a reference range of $9.31 to $11.66 per share for Bank Common Stock. These values compare to the value of $15.25 per share of consideration for each share of Bank Common Stock. Accordingly, the present value of Bank Common Stock was calculated at less than the value of the consideration to be received from BankGroup pursuant to the Agreement.

      Comparable Acquisition Analysis. Scott & Stringfellow compared the relationship of prices paid to relevant financial data such as tangible net worth, assets, deposits and earnings in 19 bank and bank holding company mergers and acquisitions in Virginia since January 1, 1993, representing all such transactions known to Scott & Stringfellow to have occurred during this period with the proposed Bank Merger and found the consideration to be received from BankGroup to be within the relevant pricing ranges acceptable for such recent transactions. Specifically, based upon the most recent transactions announced in Virginia since January 1, 1993, other than the Bank Merger, the average price to tangible book value in these transactions was 2.04x, compared with 2.83x for the Bank Merger; the average price to earnings ratio was 18.9x, compared with 18.9x for the Bank Merger; the average deal price to deposits was 20.5%, compared with 27.1% for the Bank Merger; the average deal price to assets was 18.2%, compared with 24.6% for the Bank Merger; and the average tangible book premium to core deposits was 11.5%, compared to 18.7% for the Bank Merger. For purposes of computing the information with respect to the Bank Merger, $15.25 per share of consideration for each share of Bank Common Stock was used.

      Analysis of BankGroup and Virginia Bank Group. Scott & Stringfellow analyzed the performance and financial condition of BankGroup relative to the Virginia Bank Group consisting of Crestar Financial Corporation, Central Fidelity Banks, Inc., F&M National Corp., First Virginia Banks, Inc., George Mason Bankshares, Inc., Jefferson Bankshares, Inc., Premier Bankshares, Corp., and Signet Banking Corp. Certain financial information compared was, among other things, information relating to tangible equity to assets, loans to deposits, net interest margin, nonperforming assets, total assets, and efficiency ratio. Additional valuation information compared for the trailing twelve month period ended June 30, 1996, and stock prices as of August 19, 1996, was (i) price to tangible book value ratio which was 1.89x for BankGroup, compared to an average of 1.77x for the Virginia Bank Group, (ii) price to last twelve months earnings ratio which was 11.11x for BankGroup, compared to an average of 12.88x for the Virginia Bank Group; (iii) return on average assets which was 1.42% for BankGroup, compared to an average of 1.19% for the Virginia Bank Group; (iv) return on average equity which was 17.48% for BankGroup, compared to an average of 12.92% for the Virginia Bank Group; and (v) a dividend yield of 3.29% for BankGroup, compared to an average of 3.32% for the Virginia Bank Group. Overall, in the opinion of Scott & Stringfellow, BankGroup's operating performance and financial condition were better than the Virginia Bank Group average and BankGroup's market value was reasonable when compared to the Virginia Bank Group.

      Dilution Analysis. Based upon publicly available financial information on Bank and BankGroup, Scott & Stringfellow considered the effect of the transaction on the book value, earnings, and market value of Bank and BankGroup. The immediate effect on BankGroup -- assuming cost savings of 10% of Bank's non-interest expense, was to decrease earnings per share by $.06 or 3.99% and to decrease book value per share by $.31 or 3.45%. The effect on Bank under the same assumptions is to increase earnings by $.52 per share or 60.48%, to increase book value per share by $1.84 or 30.30%, to increase dividends per share by $.19 or 87.57%, and to increase the May 2, 1996 market value of Bank of $10.00 per share to $15.25. This dilution analysis does not take into account the long-term benefits for the combined companies resulting from the combination. Scott & Stringfellow concluded from this analysis that the transaction would have a positive effect on Bank and Bank Common Stock shareholders in that historical dividends per share, net income per share and market value per share of BankGroup Common Stock to be received by Bank shareholders would represent a substantial increase, after giving effect of the Exchange Ratio. See "Summary -- Comparative Per Share Data."

      The summary set forth above includes the material factors considered, but does not purport to be a complete description of the presentation by Scott & Stringfellow to the Bank Board or of the analyses performed by Scott & Stringfellow. The preparation of a fairness opinion involves various determinations as to the most appropriate and relevant methods of financial analysis and the application of these methods to the particular circumstances and, therefor, such an opinion is not readily susceptible to summary description. Accordingly, notwithstanding the separate factors discussed above, Scott & Stringfellow believes that its analysis must be considered as a whole and that selecting portions of its analysis and of the factors considered by it, without considering all analyses and factors, could create an incomplete view of the evaluation process underlying its Opinion. As a whole, these various analyses contributed to Scott & Stringfellow's opinion that the terms of the Agreement are fair from a financial point of view to Bank's shareholders.

      Pursuant to an engagement letter dated April 23, 1996 between Bank and Scott & Stringfellow, in exchange for its services, Scott & Stringfellow will receive a fee equal to .60% of the total market value of the consideration received by Bank shareholders, which equates to a fee of approximately $135,000 and is payable at closing. If the Bank Merger is not consummated, Bank also has agreed to reimburse Scott & Stringfellow for its reasonable out-of-pocket expenses.

Effective Time of the Bank Merger

      Subject to the terms and conditions set forth herein, including receipt of all required regulatory approvals, the Bank Merger shall become effective at the time Articles of Merger relating to the Bank Merger are made effective by the SCC (the "Effective Time of the Bank Merger"). The Effective Time of the Bank Merger is expected to occur on or about October 31, 1996, or as soon thereafter as is practicable. Either Bank or BankGroup may terminate the Agreement if the Bank Merger has not been consummated by February 28, 1997.

      Until the Effective Time of the Bank Merger, Bank shareholders will retain their rights as shareholders to vote on matters submitted to them by the Bank Board.

Lock-Up Option

      In addition to the Agreement, Bank and BankGroup have entered into an agreement, dated as of May 3, 1996, providing for BankGroup to have an option to purchase the Common Stock of Bank under certain conditions (the "Lock-up Option"). Specifically, the Lock-up Option provides that BankGroup shall have the option purchase 19.9% of the issued and outstanding shares of Bank's

Common Stock at a price of $11.00 per share. The Lock-up Option is exercisable only under limited circumstances.

      The Lock-up Option provides that BankGroup has an option to purchase Bank Common Stock only upon the occurrence of the following events: (i) Bank enters into an agreement with a third party to engage in a merger, consolidation, sale of substantially all of its assets, or sale of securities representing 9.9% or more of the voting power of Bank; or (ii) a third party acquires beneficial ownership or the right to acquire beneficial ownership of 9.9% or more of outstanding Bank Common Stock. BankGroup's right to exercise the Lock-up Option has not been triggered as of the date of this Proxy Statement/Prospectus.

Determination of Exchange Ratio; Exchange of Bank Common Stock for BankGroup Common Stock

      Each share of Bank Common Stock issued and outstanding at the Effective Time of the Bank Merger (other than shares held by BankGroup and shares to be exchanged for cash) shall, and without any action by the holder thereof, be converted into a number of shares of BankGroup Common Stock equal to the quotient (rounded to the nearest one one-thousandth) of $15.25 divided by the average of the closing sales price (the "BankGroup Stock Price") for BankGroup Common Stock as reported on the Nasdaq National Market for the 10 trading day period ending on the 20th day prior to the Closing Date (as defined in the Agreement) (the "Exchange Ratio"). If such quotient is less than 0.884, the Exchange Ratio shall be 0.884; provided that if the BankGroup Stock Price exceeds $20.50, the Exchange Ratio shall be adjusted to equal the quotient of $18.125 divided by the BankGroup Stock Price. If such quotient is greater than 1.034, the Exchange Ratio shall be 1.034. All such shares of BankGroup Common Stock shall be validly issued, fully paid and nonassessable.

      The Exchange Ratio at the Effective Time of the Bank Merger shall be adjusted to reflect any consolidation, split-up, other subdivisions or combinations of BankGroup Common Stock, any dividend payable in BankGroup Common Stock, or any capital reorganization involving the reclassification of BankGroup Common Stock subsequent to the date of the Agreement.

      After the Effective Time of the Bank Merger, each holder of a certificate theretofore representing outstanding shares of Bank Common Stock, upon surrender of such certificate to Registrar and Transfer Company (which shall act as exchange agent) (the "Exchange Agent"), unless previously surrendered to Bank in connection with exercise of the cash election, accompanied by a Letter of Transmittal shall be entitled to receive in exchange therefor a certificate or certificates representing the number of full shares of BankGroup Common Stock for which shares of Bank

Common Stock theretofore represented by the certificate or certificates so surrendered shall have been exchanged as provided (plus cash in lieu of any fractional share), or cash, if such shares of Bank Common Stock are to be exchanged for cash pursuant to the cash election. Until so surrendered, each outstanding certificate which, prior to the Effective Time of the Bank Merger, represented Bank Common Stock will be deemed to evidence the right to receive the number of full shares of BankGroup Common Stock into which the shares of Bank Common Stock represented thereby may be converted, or $15.25 cash if the cash election provided in Section 2.2 of the Agreement was chosen, and, after the Effective Time of the Bank Merger (unless the cash election was chosen), will be deemed for all corporate purposes of BankGroup to evidence ownership of the number of full shares of BankGroup Common Stock into which the shares of Bank Common Stock represented thereby were converted. Until such outstanding certificates formerly representing Bank Common Stock are surrendered, no dividend payable to holders of record of BankGroup Common Stock for any period as of any date subsequent to the Effective Time of the Bank Merger shall be paid to the holder of such outstanding certificates in respect thereof. After the Effective Time of the Bank Merger there shall be no further registry of transfer on the records of Bank of shares of Bank Common Stock. If a certificate representing such shares is presented to the exchange agent, it shall be canceled and exchanged for a certificate representing shares of BankGroup Common Stock as herein provided. BankGroup will also issue a certificate in exchange for shares evidenced by lost certificate(s) provided the record owner thereof provides BankGroup with such substantiation, indemnification and security as BankGroup may reasonably require.

      Upon surrender of certificates of Bank Common Stock in exchange for BankGroup Common Stock, there shall be paid to the recordholder of the certificates of BankGroup Common Stock issued in exchange thereof (i) the amount of dividends theretofore paid with respect to such full shares of BankGroup Common Stock as of any date subsequent to the Effective Time of the Bank Merger which have not yet been paid to a public official pursuant to abandoned property laws and (ii) at the appropriate payment date the amount of dividends with a record date after the Effective Time of the Bank Merger, but prior to surrender, and payment date subsequent to surrender. No interest shall be payable with respect to such dividends upon surrender of outstanding certificates.

Cash Election; Election Procedures

      Each holder of Bank Common Stock will be given the option of exchanging all, but not less than all, of his shares for $15.25 cash per share (subject to all applicable withholding taxes). The number of shares that may be exchanged for cash and for which cash is paid in lieu of fractional shares cannot exceed 9.90% of the outstanding shares of Bank Common Stock to preserve the "pooling of interests" accounting treatment of the Bank Merger. The cash election must be made at the time Bank shareholders vote on the Bank Merger, and, once the Bank Merger vote has been taken, cash elections will be irrevocable. If the aggregate of the shares for which a cash election is made and for which cash is to be paid in lieu of factional shares exceeds 9.90% of the outstanding shares of Bank Common Stock, shares submitted for cash purchase will be chosen by lot to accommodate the "pooling of interests" accounting requirement that a shareholder who chooses the cash election must have all of his or her shares purchased for cash. Shareholders whose shares are submitted for cash purchase but are not chosen in the lottery will have their shares exchanged for BankGroup Common Stock (plus cash in lieu of fractional shares). Shares not exchanged for cash will be exchanged for BankGroup Common Stock at the Exchange Ratio. If the aggregate of the shares for which a cash election is made and for which cash is to be paid in lieu of fractional shares does not exceed 9.90% of the outstanding shares of Bank Common Stock, all shares submitted for cash will be exchanged for cash.

      An election to receive cash will be properly made only if Bank has received a properly completed Cash Option Form in accordance with the procedures and within the time period set forth in the form. A Cash Option Form will be properly completed only if accompanied by certificates representing all shares of Bank Common Stock covered thereby.

      IF A BANK SHAREHOLDER ELECTS TO SURRENDER ALL OF HIS SHARES FOR CASH, HE MUST FILE THE CASH OPTION FORM ACCOMPANYING THIS PROXY STATEMENT/PROSPECTUS PRIOR TO OR AT THE BANK SHAREHOLDER MEETING. ANY BANK SHAREHOLDER WHO DOES NOT COMPLETE AND RETURN A CASH OPTION FORM PRIOR TO OR AT THE BANK SHAREHOLDER MEETING CAN ONLY RECEIVE BANKGROUP COMMON STOCK IN THE BANK MERGER. ONCE THE VOTE ON THE MERGER HAS BEEN TAKEN AT THE BANK SHAREHOLDER MEETING, THE CASH ELECTION IS IRREVOCABLE. Bank will hold the certificates in safekeeping pending the Effective Time of the Bank Merger, at which time they will be exchanged for cash by BankGroup, or in the event of choice of shares for cash purchase by lot, cash or BankGroup Common Stock. If the Bank Merger is not consummated, Bank will return the certificates.

      Before or promptly after the Effective Time of the Bank Merger, the Exchange Agent, will mail the Letter of Transmittal to each person who, as of the Effective Time of the Bank Merger, holds shares of Bank Common Stock. The Letter of Transmittal will permit holders of shares of Bank Common Stock to exchange their shares based on the Exchange Ratio for shares of BankGroup Common Stock, see "The Bank Merger -- Determination of Exchange Ratio and Exchange for BankGroup Common Stock."

      A request to receive BankGroup Common Stock will be properly made only if the Exchange Agent has received a properly completed Letter of Transmittal in accordance with the procedures and within the time period set forth in the Letter of Transmittal. A Letter of Transmittal will be properly completed only if accompanied by certificates representing all shares of Bank Common Stock thereby.

      BANK SHAREHOLDERS WHO WISH TO RECEIVE SHARES OF BANKGROUP COMMON STOCK SHOULD NOT SEND IN THEIR CERTIFICATES UNTIL THEY RECEIVE THE LETTER OF TRANSMITTAL AND INSTRUCTIONS.

Business of Bank Pending the Bank Merger

      Bank has agreed that prior to the Effective Time of the Bank Merger, it will operate its business substantially as presently operated and in the ordinary course, and, consistent with such operation, will use its best efforts to preserve intact its present business organization and relationships with persons having business dealings with it. The Agreement contains a description of certain specified actions to be taken or refrained from by Bank in satisfying this undertaking.

      Bank further has agreed that, prior to the Effective Time of the Bank Merger, it will consult and reasonably cooperate with BankGroup regarding (i) loan portfolio management, including management and work-out of nonperforming assets, and credit review and approval procedures; (ii) securities portfolio and funds management, including management of interest rate risk; and (iii) expense management, all with the objective of achieving appropriate operating synergies and appropriate accruals prior to the Effective Time of the Bank Merger.

Conditions to Consummation of the Bank Merger

      Consummation of the Bank Merger is conditioned upon the approval of the holders of more than two-thirds of the outstanding Bank Common Stock entitled to vote at the Bank Shareholder Meeting. The Bank Merger must be approved by the Federal Reserve Board and the SCC, applications for which have been filed and approvals for which are expected to be received. The obligations of Bank and BankGroup to consummate the Bank

Merger are further conditioned upon the satisfaction of terms and conditions contained in the Agreement usual for transactions of this type, including continued accuracy of representations and warranties made by Bank and BankGroup, the absence of material adverse change in Bank's and BankGroup's businesses, the receipt of legal and accounting opinions, and the transaction being accounted for as a "pooling of interests". See Article V of the Agreement (Annex I).

Termination

      The Agreement will be terminated, and the Bank Merger abandoned, if shareholders of Bank do not approve the Bank Merger. Notwithstanding such approval by such shareholders, the Agreement also may be terminated at any time prior to the Effective Time of the Bank Merger by mutual consent, upon breach of the Agreement, if the Bank Merger is not effective by February 28, 1997, and upon the occurrence of certain other events specified in the Agreement. See
Article VII of the Agreement (Annex I).

Accounting Treatment

      BankGroup and Bank have agreed to use their best efforts to cause the Bank Merger to be accounted for as a "pooling of interests" and this accounting treatment is a condition to BankGroup's obligation to complete the Bank Merger.

Operations After the Bank Merger

      After consummation of the Bank Merger, BankGroup will continue generally to conduct the business presently conducted by Bank.

Interests of Certain Persons in the Bank Merger

      Certain members of Bank and Bank's management may be deemed to have interests in the Bank Merger in addition to their interests as shareholders of Bank generally. In each case, the Bank Board or Bank was aware of their potential interests, and considered them, among other matters, in approving the Agreement and the transactions contemplated thereby.

      Indemnification; Liability Insurance. After the Effective Time of the Bank Merger, BankGroup has agreed to provide indemnification to the directors and officers of Bank following the Closing Date (as defined in the Agreement) to the same extent as it provides indemnification to directors and officers of BankGroup and its Subsidiaries and to provide them officers and directors liability insurance coverage, whether or not they become part of the BankGroup organization after the Bank Merger.

Additionally, the Bank shall have the power to indemnify its Directors and officers against liability for acts or omissions before the Effective Time of the Bank Merger to the extent permitted under Virginia law. The Bank may purchase a "tail" policy of insurance to cover acts and omissions of its Directors and officers occurring prior to the Effective Time of the Bank Merger.

      BankGroup Board of Directors. BankGroup has agreed to elect Phillip W. Dean, a director of Bank, as a member of BankGroup's Board of Directors. Mr. Dean's eligibility for and election at BankGroup's next following Annual Meeting of Shareholders will be governed by BankGroup's Bylaws, and for purposes of eligibility he will be treated as are the BankGroup Directors who were age 68 at the 1995 Annual Meeting.

      Employee Benefits. All employees of Bank immediately prior to the Effective Time of the Bank Merger ("Transferred Employees") will be covered by BankGroup's employee benefit plans based on their length of service, compensation, job classification and position with Bank. BankGroup will recognize all such employees' service with Bank for eligibility to participate, for early retirement and for vesting under BankGroup's benefit plans. Except as described in Schedule T to the Agreement, as of the Effective Time of the Bank Merger, employees of Bank who become employees of Acquisition, as the surviving bank, will be entitled to immediate coverage under BankGroup's employee benefit plans without any waiting period.

      Conversion of Stock Options. The Effective Time of the Bank Merger, outstanding options to acquire Bank Common Stock which have not been exercised before the Effective Time, shall be converted based on the Exchange Ratio, into options to acquire BankGroup common stock. Such BankGroup options shall have the same terms and conditions as the Bank options, except that the exercise price per share shall be equal to the exercise price per share of Bank Common Stock divided by the Exchange Ratio and the number of shares of BankGroup common stock issuable upon the exercise of each BankGroup option shall be equal to the number of shares covered by each Bank option, multiplied by the Exchange Ratio.

      Bank Board of Directors. Except for Mr. Dean, who will become a Director of BankGroup, the Directors of the Bank are expected to continue to serve on the Bank's Board of Directors and Board Committees. Such Directors of the Bank are expected to continue to receive fees for serving as members of the Board of Directors and its Committees.

      Other than as set forth above, no director or executive officer of Bank or BankGroup has any direct or indirect material interest in the Bank Merger, except in the case of directors and executive officers of Bank insofar as ownership of Bank Common Stock might be deemed such an interest.

Certain Federal Income Tax Consequences

      BankGroup and Bank have received an opinion of Hunton & Williams, counsel to BankGroup, to the effect that for federal income tax purposes the Bank Merger will be a reorganization under Section 368(a) of the Code, and, consequently,
(i) none of BankGroup, Acquisition or Bank will recognize any taxable gain or loss upon consummation of the Bank Merger (but income may be recognized as a result of other possible changes in tax accounting methods), and (ii) the Bank Merger will result in the tax consequences summarized below for Bank shareholders who receive BankGroup Common Stock in exchange for Bank Common Stock pursuant to the Bank Merger. Receipt of substantially the same opinion of Hunton & Williams as of the Effective Time of the Bank Merger is a condition to consummation of the Bank Merger. The opinion of Hunton & Williams is based on, and the opinion to be given as of the Effective Time of the Bank Merger will be based on, certain customary assumptions and representations regarding, among other things, the lack of previous dealings between Bank and BankGroup, the existing and future ownership of Bank Common Stock and BankGroup Common Stock, and the future business plans for BankGroup.

      As described below, the federal income tax consequences to a Bank shareholder will depend on whether the shareholder exchanges shares of Bank Common Stock for BankGroup Common Stock or cash and, if the shareholder exchanges shares of Bank Common Stock for cash, on whether certain related shareholders receive BankGroup Common Stock or cash. The following summary does not discuss all potentially relevant federal income tax matters, consequences to any shareholders subject to special tax treatment (for example, tax-exempt organizations and foreign persons), or consequences to shareholders who acquired their Bank Common Stock through the exercise of employee stock options or otherwise as compensation.

Exchange of Bank Common Stock for BankGroup Common Stock

      A holder of shares of Bank Common Stock who receives solely BankGroup Common Stock in exchange for all his or her shares of Bank Common Stock will not recognize any gain or loss on the exchange. If a shareholder receives BankGroup Common Stock and cash in lieu of a fractional share of BankGroup Common Stock, the shareholder will recognize taxable gain or loss solely with respect to such fractional share as if the fractional share had been received and then redeemed for the cash. A shareholder who exchanges his or her shares of Bank Common Stock for BankGroup Common Stock will have an aggregate tax basis in the shares of BankGroup Common Stock (including any fractional share interest) equal to his or her tax basis in the shares of Bank Common Stock exchanged therefor. A shareholder's holding period for shares of BankGroup Common Stock (including any fractional share interest) received in the Bank Merger will include his or her holding period for the shares of Bank Common Stock exchanged therefor if they are held as a capital asset at the Effective Time of the Bank Merger.

Exchange of Bank Common Stock for Cash

      The exchange of shares of Bank Common Stock for cash pursuant to the cash election will be a taxable transaction. Any holder of shares of Bank Common Stock who exchanges his or her shares of Bank Common Stock for cash should consult his or her tax advisor to determine whether the exchange is to be taxed as a sale of stock, which usually would be the case, or whether the cash received is to be taxed as a dividend. In addition, any shareholder who makes an election to receive cash for his or her shares should be aware that he may, in fact, receive BankGroup Common Stock instead of cash if it becomes necessary to choose by lot shares to be exchanged for cash. Such a holder should therefore be familiar with the rules, described above, that apply to a holder who receives BankGroup Common Stock.

      The criteria for determining the tax treatment of exchanging a shareholder's shares of Bank Common Stock for cash are not certain. The United States Supreme Court's decision in Clark v. Commissioner, which involved a shareholder's receipt of both cash and stock in exchange for stock of a merging corporation, suggests that a holder of shares of Bank Common Stock who receives solely cash for his or her shares of Bank Common Stock should be treated as receiving shares of BankGroup Common Stock in the Bank Merger, rather than the cash actually received, and then receiving cash from BankGroup in a hypothetical redemption of those shares. The treatment of the cash received in that hypothetical redemption then would depend first on whether the shareholder is treated as owning any shares of BankGroup Common Stock (taking into account the constructive ownership rules of Section 318 of the Code, summarized below). If a shareholder receiving solely cash in the Bank Merger does not actually or constructively own any shares of BankGroup Common Stock, the shareholder should recognize gain or loss equal to the difference between the amount of cash received and his or her tax basis in his or her shares of Bank Common Stock surrendered in the Bank Merger. If the shareholder actually or constructively owns shares of BankGroup Common Stock, the cash received in a hypothetical redemption still should result in the recognition of gain or loss as described above unless the redemption is treated as a dividend distribution. The redemption should not be treated as a dividend distribution if it meets the requirements to be (i) not essentially equivalent to a dividend within the meaning of Section 302(b)(1) of the Code or (ii) a substantially disproportionate redemption of BankGroup Common Stock within the meaning of Section 302(b)(2) of the Code.

      Whether the hypothetical redemption of shares of BankGroup Common Stock will be essentially equivalent to a dividend depends on the individual shareholder's circumstances; to avoid dividend treatment in any case, the hypothetical redemption must result in a "meaningful reduction" in the percentage of BankGroup Common Stock actually and constructively owned by the shareholder (including any BankGroup Common Stock deemed received in the Bank Merger). The Internal Revenue Service has indicated in a published ruling that any reduction in percentage ownership of a publicly-held corporation by a small minority shareholder who exercises no control over corporate affairs constitutes a meaningful reduction. The hypothetical redemption of shares of BankGroup Common Stock will be substantially disproportionate if the percentage of BankGroup Common Stock actually and constructively owned by the shareholder after that redemption is less than 80% of the percentage of BankGroup Common Stock actually and constructively owned by the shareholder (including BankGroup Common Stock deemed received in the Bank Merger) immediately before the hypothetical redemption.

      Despite the Clark decision, the Internal Revenue Service might assert that the receipt of solely cash in the Bank Merger is to be treated as a distribution in redemption of the shareholder's Bank Common Stock before, and separate from, the Bank Merger. The Internal Revenue Service apparently has taken such a position in private letter rulings, which are not legal precedent, issued after the Clark decision. Under that position, if a holder of shares of Bank Common Stock receiving solely cash does not constructively own (within the meaning of Section 318 of the Code) shares of Bank Common Stock held by another shareholder who exchanges such shares for BankGroup Common Stock, the shareholder receiving solely cash generally will recognize gain or loss equal to the difference between the amount of cash received and his or her tax basis in his or her shares of Bank Common Stock. If the holder of shares of Bank Common Stock does constructively own shares of Bank Common Stock exchanged for BankGroup Common Stock, the cash received in a hypothetical redemption of Bank Common Stock generally will be taxable as a dividend unless the redemption meets the requirements to be (i) not essentially equivalent to a dividend within the meaning of Section 302(b)(1) of the Code or (ii) a substantially disproportionate redemption of Bank Common Stock within the meaning of Section 302(b)(2) of the Code. Those requirements would be applied to the shareholder's actual and constructive ownership of Bank Common Stock, in contrast to the approach discussed above where they are applied to the shareholder's actual and constructive ownership of BankGroup Common Stock.

Section 318 of the Code

      Under Section 318(a) of the Code, a shareholder is treated as owning (i) stock that the shareholder has an option or other right to acquire, (ii) stock owned by the shareholder's spouse, children, grandchildren, and parents, and
(iii) stock owned by certain trusts of which the shareholder is a beneficiary, any estate of which the shareholder is a beneficiary, any partnership or "S corporation" in which the shareholder is a partner or shareholder, and any non-S corporation of which the shareholder owns at least 50% in value of the stock. A shareholder that is a partnership or S corporation, estate, trust, or non-S corporation is treated as owning stock owned (as the case may be) by partners or S corporation shareholders, by estate beneficiaries, by certain trust beneficiaries, and by 50% shareholders of a non-S corporate shareholder. Stock constructively owned by a person generally is treated as being owned by that person for the purpose of attributing ownership to another person. In certain cases, a shareholder who will actually own no BankGroup Common Stock may be able to avoid application of the family attribution rules of Section 318 of the Code by filing a timely waiver agreement with the Internal Revenue Service pursuant to Section 302(c)(2) of the Code and applicable regulations.

      The preceding discussion summarizes for general information the material federal income tax consequences of the Bank Merger to Bank shareholders. The tax consequences to any particular shareholder may depend on the shareholder's circumstances. Bank shareholders are urged to consult their own tax advisors with regard to federal, state, and local tax consequences.

      THE BANK BOARD UNANIMOUSLY RECOMMENDS A VOTE FOR THE BANK MERGER.

Rights of Appraisal

      As provided in Virginia Code ss. 6.1-43, holders of Bank Common Stock do not have the right to dissent and demand payment of fair value for their shares.

                       MAINSTREET BANKGROUP INCORPORATED

General

      MainStreet BankGroup Incorporated is a multi-bank holding company headquartered in Martinsville, Virginia, with total assets of $967.7 million at June 30, 1996. Organized in 1977, BankGroup through its six affiliate banks (the "Banks"), engages in a general banking business and provides a broad spectrum of full-service banking to consumers, businesses, institutions and governments, including accepting demand, savings and time deposits; making commercial, personal, installment, mortgage and construction loans; issuing letters of credit; and providing discount brokerage, trust services, bank-card services, mortgage banking and investment services.

      The Banks seek customers whose total financial requirements they can serve. As a result, most of the Banks' business customers are small and medium-sized entities. While BankGroup considers this middle market to be its primary business market, BankGroup's lead bank, Piedmont Trust Bank, has banking relationships with many of the larger textile and furniture manufacturing companies located in its market area.

      Principal markets served are the City of Martinsville and Henry County; the Towns of Hillsville and Galax, and Carroll and Grayson Counties; the Towns of Ferrum and Rocky Mount and Franklin County; the Town of Forest, City of Lynchburg, and Bedford, Campbell and Amherst Counties; the Town of Stuart and Patrick County; the Towns of Saltville and Chilhowie and Smyth County, Virginia and contiguous areas. BankGroup's affiliate Banks operate a total of 29 offices.

      BankGroup continually seeks acquisition opportunities for banks and bank related financial institutions. BankGroup's acquisition philosophy permits the Banks to operate as separately incorporated banks with their historical names and board of directors. BankGroup believes that this philosophy maintains community loyalty at the Banks and has a positive effect on operating performance. BankGroup seeks to capitalize on the local identity of the Banks while providing the services and efficiencies of a larger bank holding company.

      During 1994, BankGroup moved to a centralized approach in management, providing direction to the Banks and performing selected services in the compliance, data processing, financial management, human resources, investment, accounting, marketing, mortgage, trust and audit areas. The Banks are still permitted to approve loans up to a certain credit limit, above which central credit administration must consent. The Banks also still must approve investments and other activities consistent with past practices and the needs of their communities. To coordinate the activities of the Banks and to maintain internal controls, BankGroup utilizes a planning and budgeting process which involves Company officers, presidents of the Banks, and principal department heads. Performance targets and budget goals are developed for each Bank on an annual basis, with financial and operating results reported and reviewed periodically during the year.

The Banks

      Piedmont Trust Bank. Piedmont Trust Bank ("Piedmont") was incorporated in 1921 under the laws of Virginia. Piedmont's main office is in the City of Martinsville, a commercial center in southwest Virginia, and it has six branches in Martinsville and Henry County. Its primary service area has a population of approximately 73,000 and its economy is oriented toward the textile, furniture and prebuilt housing industries. Piedmont is insured by the Federal Deposit Insurance Corporation (the "FDIC") and is supervised and examined by the Federal Reserve Board and the SCC. It engages in a general commercial banking business and offers the range of banking services that can be expected of a banking organization of its size. In addition, Piedmont has a Trust Department with assets in excess of $627.5 million under management, which includes custodial accounts, at June 30, 1996. Piedmont is the largest bank in the Martinsville trade area with total assets of approximately $467.1 million, deposits of approximately $310.0 million and net loans, net of unearned income, of approximately $317.4 million at June 30, 1996.

      Bank of Carroll. Bank of Carroll ("Carroll"), incorporated in 1971 under the laws of Virginia, was acquired by BankGroup in 1977. At June 30, 1996, it had total assets of approximately $60.5 million. Its main office is located in Hillsville, Carroll County, Virginia, and it has branches in Cana and Galax, Virginia. Its primary service area has a population of approximately 33,000. Carroll is supervised and examined by the Federal Reserve Board and the SCC and engages in a general commercial banking business.

      Bank of Ferrum. Bank of Ferrum ("Ferrum"), incorporated in 1917 under the laws of Virginia and converted during the 1920's to a national bank, was acquired by BankGroup in 1981. As of June 1, 1995, Ferrum converted its charter to a state bank under the laws of Virginia. When Ferrum converted to a state charter on June 1, 1995, the name changed from First National Bank of Ferrum to Bank of Ferrum. At June 30, 1996, it had total assets of approximately $92.4 million. Its main banking office is located at Ferrum, Virginia, with branches at Oak Level and two offices located in Rocky Mount, Virginia. Its primary service area has a population of approximately 40,000. Ferrum is supervised and examined by the Federal Reserve Board and the SCC and engages in a general commercial banking business.

      First Community Bank. First Community Bank ("Community"), incorporated in 1978 under the laws of Virginia, was acquired by BankGroup in 1983. At June 30, 1996, it had total assets of approximately $115.7 million. Community's main office is located in Forest, Virginia, and it operates seven branches in the Lynchburg and Forest area. Its primary service area has a population of approximately 112,000. Community is regulated by the Federal Reserve Board and the SCC. Retail and commercial banking services are provided for customers in Forest, Bedford, Campbell and Amherst Counties and the City of Lynchburg, Virginia.

      The First Bank of Stuart. The First Bank of Stuart ("Stuart") was incorporated in 1920 as a national bank and acquired by BankGroup in 1986. Stuart converted its charter to a state bank and began operating as a state banking corporation on September 1, 1995. When Stuart was converted to a state charter on September 1, 1995, the name changed from The First National Bank of Stuart to The First Bank of Stuart. At June 30, 1996, it had total assets of approximately $125.1 million. Its main office is located in Stuart, Virginia, and it has six other offices all located in Patrick County, Virginia. It's primary service area has a population of approximately 17,500. Stuart is the largest bank in Patrick County. Stuart is regulated by the Federal Reserve Board and the SCC.

      The First Community Bank of Saltville. The First Community Bank of Saltville ("Saltville") was established in 1903 as a state bank under the laws of Virginia and was incorporated in 1918 as a national bank and acquired by BankGroup in 1986. As of August 1, 1995, Saltville completed its conversion from a national bank to a Virginia banking corporation. When Saltville converted to a state charter on August 1, 1995, the name changed from The First National Bank of Saltville to The First Community Bank of Saltville. At June 30, 1996, it had total assets of approximately $118.4 million. Its main office is located in Saltville, Virginia, and it has two other offices located in Smyth County. Saltville is the third largest of the four banks in Smyth County. Its primary service area has a population of approximately 32,000. Saltville engages in a general commercial banking business and is regulated by the Federal Reserve Board and the SCC.

Recent Development

      On April 17, 1996, BankGroup announced that it had reached agreement to acquire The First National Bank of Clifton Forge, a national banking association located in Clifton Forge, Virginia, subject to shareholder and regulatory approval. Under terms of the agreement, BankGroup agreed to pay shareholders of The First National Bank of Clifton Forge the equivalent of $83.20 per share for each share of The First National Bank of Clifton Forge Common Stock outstanding. The transaction is valued at approximately $26.2 million, which will be paid in BankGroup Common Stock. The exchange ratio will be determined during a measurement period prior to consummation of the transaction, which is expected around September 30, 1996.

      The First National Bank of Clifton Forge serves Clifton Forge, Alleghany County, Bath County and northern Botetourt, Virginia. The First National Bank of Clifton Forge operates one office in Clifton Forge. At June 30, 1996, The First National Bank of Clifton Forge reported total assets of $100.6 million.

              PRICE RANGE OF BANKGROUP COMMON STOCK AND DIVIDENDS

      BankGroup's Common Stock is traded in the over-the-counter market and is quoted on The Nasdaq National Market under the symbol MSBC. The following table sets forth for the periods indicated the high and low closing prices per share of Common Stock as reported on The Nasdaq National Market, and the cash dividends paid per share of Common Stock. Information in the table gives effect to a 5-for-4 stock split in the form of a stock dividend effective July 15, 1993 and a two-for-one stock split in the form of a stock dividend effective March 4, 1996.

                                                      Price Range

                                                 High      Low        Dividends

1994
    First Quarter........................      $ 11.00      10.0625     .08
    Second Quarter........................       11.25      10.00       .08
    Third Quarter.........................       12.75      10.00       .08
    Fourth Quarter........................       12.50       9.00       .09
1995
    First Quarter.........................       11.75       9.375      .09
    Second Quarter........................       13.125     11.00       .10
    Third Quarter.........................       13.125     11.875      .10
    Fourth Quarter........................       13.375     12.625      .10
1996
    First Quarter.........................       17.00      12.75       .115
    Second Quarter .......................       17.00      15.50       .115

        As of June 30, 1996 there were approximately 2,364 holders of record of the outstanding shares of BankGroup Common Stock.

        The payment of future dividends will depend upon future earnings of BankGroup, its financial condition and other relevant factors, including the amount of dividends payable to BankGroup by the Banks. Various federal and state laws, regulations and policies limit the ability of BankGroup's subsidiary banks to pay dividends to BankGroup, which affects BankGroup's ability to pay dividends to shareholders. See "Regulation and Supervision."

                                  HANOVER BANK

General

        The Bank is a Virginia commercial banking corporation that was organized and chartered under the laws of the Commonwealth of Virginia on October 7, 1987 and commenced business on April 4, 1988.

        The Bank is a state member bank of the Federal Reserve System and is examined by that agency and the Virginia banking regulatory authorities. The Bank conducts its commercial banking business under a variety of federal and state laws and regulations, some of which relate to interest rates, required reserves, restrictions on loans to officers, the use of correspondent balances, the establishment of branches, and the acquisition of subsidiaries. The Federal Reserve Board and the Virginia State Corporation Commission's Bureau of Financial Affairs has statutory authority to issue "cease and desist" orders to the Bank with respect to actions deemed to constitute a serious threat to the safety, soundness and stability of the Bank.

        The Bank offers most services normally offered by a full-service community bank, including commercial and consumer demand and time deposit accounts, commercial and consumer loans, Visa and MasterCard revolving credit accounts, drive-in banking services and automated teller machine transactions. No material portion of the Bank's deposits has been obtained from a single or small group of customers and the loss of the deposits of any one customer or of a group of customers would not have an adverse material effect on the business of the Bank.

        Bank operations are conducted in four locations in the county of Hanover, Virginia. In addition, the Bank operates a full-service branch office in the adjacent County of Henrico, Virginia. On June 30, 1996 Hanover Bank had thirty-three full-time and six part-time employees.

Competition

        The Bank's primary service area is the County of Hanover, Virginia with particular emphasis on the eastern and central markets within the County. The Bank also operates an office in the adjacent county of Henrico, Virginia. The Board of Directors, the majority of whom are residents of the Bank's primary service area, believes that the existing and future market in this service area presents a beneficial opportunity for a locally operated bank.

        The banking business in Virginia, as elsewhere, is highly competitive. Other Virginia banking institutions with substantially greater financial resources than the Bank are aggressively competing in the Bank's service area for loans, deposit and other banking services. At June 30, 1996 there were eleven commercial banks with twenty-eight branch offices and three savings and loan associations with three offices in the Bank's primary service area in Hanover County. In addition, one commercial credit union competes with the Bank within the county. Of the total number of commercial banks noted, there are four other independent community banks operating within Hanover County, with five branch offices located in Mechanicsville, Virginia and one located in the Town of Ashland, Virginia.

Regulation and Supervision

        The operations of Hanover Bank are subject to federal and state statutes which apply to state member banks of the Federal Reserve System. The Bank, as a state member bank, is supervised and regularly examined by the Department of Bank Supervision and Regulation of the Federal Reserve Bank. At the state level, the Bank is subject to supervision and examination by the Virginia State Corporation Commission's Bureau of Financial Institutions.

Properties

        The Bank owns or leases buildings that are used in the normal course of business. The Bank's principal or main office is located within owned property at 7021 Mechanicsville Turnpike, Hanover County, Virginia. A combined branch office and operations center are located within leased property at 8071 Mechanicsville Turnpike, also located in Hanover County. The Bank's third office in Hanover County is located within owned property at 300 England Street, Ashland, Virginia. The Bank's fourth office is located at 8001 W. Broad Street in Henrico County, Virginia. This property, including land and improvements, was purchased by the Bank in May 1995 for $240,000.

        The Bank's depository branch and operations center is leased at fair market value from Jay T. and Page G. Thompson, parents of the Bank's Chairman of the Board, Jay T. Thompson, III. The lease agreement has a fixed term of three years expiring in April 1997. The current annual lease expense is $23,400. In late 1994 the Bank leased additional space to house its credit administration and executive offices from a Virginia general partnership. Located within Hanover County at 7502 Lee Davis Road and leased at fair market value under a twenty-four month term expiring in October 1996, the current annual lease expense is $16,800. The partnership includes one of the Bank's Board of Directors, John T. Wash.

        The Bank purchased land in mid 1995 to develop its fifth retail branch office, also in Henrico County, Virginia for $400,000. The property is approximately a one acre parcel situated in a multi-use development project in the western part of the county known as the Concourse At Wyndham. With regulatory approval obtained in late 1995 to develop this site as a commercial banking facility, Bank management believes the branch office will open for business by Fall 1996.

MARKET FOR AND DIVIDENDS PAID ON BANK COMMON STOCK

        Market Information

        Hanover Bank's common stock is currently traded on a limited basis as an Over-The-Counter issue on the NASDAQ Bulletin Board. Reported sales of Bank's stock have been in the $9.00 to $14.50 range. The known trading ranges for the Bank's common stock in 1994, 1995 and 1996 are as follows:

                                             HIGH             LOW

        1994          1st Quarter          $  10.00         $  9.00
        ----          2nd Quarter             10.25            9.25
                      3rd Quarter              9.75            9.00
                      4th Quarter             10.00            9.25


        1995          1st Quarter          $  10.63         $  9.50
        ----          2nd Quarter             11.00           10.00
                      3rd Quarter             11.50           10.25
                      4th Quarter             11.50            9.50

        1996          1st Quarter          $  10.50         $  9.50
        ----          2nd Quarter             14.50            9.75

        Due to a limited scope of trading activity in the Bank's stock, the aforementioned trading ranges were derived from inter-dealer prices, without retail mark-up, mark-down or commission and may not represent overall actual transactions. The source of high and low price trading activity was derived from the Richmond, Virginia brokerage firm of Anderson and Strudwick.

        Holders

        On August 23, 1993 the Bank's Board of Directors approved a two-for-one stock split payable to stockholders of record on September 15, 1993, with a payment date of September 30, 1993. No change in stockholders' equity resulted from this transaction.

        On ____________, 1996 there were _____ holders of Hanover Bank common stock. As of __________, 1996, the total number of outstanding shares of common stock was 1,471,536.

        Stock Dividends

        On December 10, 1992, the Bank's Board of Directors declared a ten percent stock dividend to shareholders of record. This transaction had the effect of increasing the number of shares from 658,922 to 724,768 and resulted in the transfer of $560,084 (the par value of the additional shares issued) from undivided profits to common stock and surplus.

        Cash Dividends

        On September 27, 1994 the Board of Directors declared the Bank's first quarterly cash dividend of three cents per share payable to all shareholders of record at December 20, 1994. A second quarterly dividend of three cents per share was distributed for the first quarter of 1995. At the Bank's 1995 Annual Meeting of Shareholders in May 1995, management announced an increase in the quarterly dividend rate to five cents per share for all shareholders of record at May 30, 1995. Additional cash dividends of five cents per share were paid for the remaining two quarters of 1995. As a result of dividends paid in 1995, undivided profits were diluted by $260,916. For the first quarter of 1996, the Bank's cash dividend rate with a record date of March 30, 1996 was five cents per share. For the second quarter of 1996, the Bank's cash dividend rate with a record date of June 30, 1996 was increased to six cents per share. As a result of the two quarterly dividends paid in 1996, undivided profits were diluted by $161,869.

OWNERSHIP BY CERTAIN BENEFICIAL OWNERS OF BANK STOCK

        The following table sets forth certain information regarding the beneficial ownership of Bank Common Stock as of June 30, 1996 by each of the Bank's directors and by all directors and executive officers of the Bank as a group.

                                                Shares Beneficially Owned
                                                  as of June 30, 1996(1)
                     Name                     No. of Shares      Percent

                Thomas C. Bishop                    3,200            .20
                E. Wincel Brooks                   29,700           1.84
                E. Tyree Chappell                  50,832           3.12
                Phillip W. Dean                    17,840           1.10
                Carol B. Godsey                    19,510           1.20
                Stewart R. Hargrove                19,800           1.22
                James A. Hill                      40,138           2.33
                Jay T. Thompson, III               48,490           2.91
                Ted N. Tussey                      17,396           1.08
                John T. Wash                       18,608           1.16
                                                  -------          -----

                All directors and executive       294,599          18.22%
                officers as a group (15 individuals)
                represent 18.22 percent of stock.

- -------------------------

(1) For the purposes of this table, pursuant to rules promulgated under the Exchange Act, an individual is considered to "beneficially own" any shares of Bank Common Stock if he or she has or shares, (a) voting power, which includes the power to vote or direct the voting of the shares; or (b) investment power, which includes the power to dispose or direct the disposition of the shares. A person is deemed to have beneficial ownership of any shares of Bank Common Stock which may be acquired within 60 days pursuant to the exercise of stock options. Unless otherwise indicated, a director has sole voting power and sole investment power with respect to the indicated shares. Shares of Common Stock which may be acquired within 60 days of the Record Date are deemed to be outstanding shares of Bank Common Stock beneficially owned by such person(s) but are not deemed to be outstanding for the purposes of computing the percentage of Bank Common Stock owned by any other person or group.

                           REGULATION AND SUPERVISION

        Bank holding companies and banks operate in a highly regulated environment and are regularly examined by federal and state regulators. The following description briefly discusses certain provisions of federal and state laws and certain regulations and the potential impact of such provisions on BankGroup and the Banks. These federal and state laws and regulations have been enacted for the protection of depositors in national and state banks and not for the protection of shareholders of bank holding companies such as BankGroup. References to "Banks" means the current subsidiary banks of BankGroup.

Bank Holding Companies

        As a bank holding company registered under the Bank Holding Company Act of 1956, as amended (the "BHCA"), BankGroup is subject to regulation by the Federal Reserve Board. The Federal Reserve Board has jurisdiction under the BHCA to approve any bank or nonbank acquisition, merger or consolidation proposed by a bank holding company. The BHCA generally limits the activities of a bank holding company and its subsidiaries to that of banking, managing or controlling banks, or any other activity which is so closely related to banking or to managing or controlling banks as to be a proper incident thereto.

        Federal law permits bank holding companies from any state to acquire banks and bank holding companies located in any other state. Effective June 1, 1997, the law will allow interstate bank mergers, subject to earlier "opt-in" or "opt-out" action by individual states. The law currently allows interstate branch acquisitions and de novo branching if permitted by the host state. Virginia has adopted early "opt-in" legislation that allows interstate bank mergers. These laws also permit interstate branch acquisitions and de novo branching in Virginia by out-of-state banks if reciprocal treatment is accorded Virginia banks in the state of the acquiror.

        There are a number of obligations and restrictions imposed on bank holding companies and their depository institution subsidiaries by federal law and regulatory policy that are designed to reduce potential loss exposure to the depositors of such depository institutions and to the FDIC insurance fund in the event the depository institution becomes in danger of default or in default. For example, under a policy of the Federal Reserve Board with respect to bank holding company operations, a bank holding company is required to serve as a source of financial strength to its subsidiary depository institutions and to commit resources to support such institutions in circumstances where it might not do so otherwise. In addition, the "cross-guarantee" provisions of federal law require insured depository institutions under common control to reimburse the FDIC for any loss suffered or reasonably anticipated by either the Savings Association Insurance Fund ("SAIF") or the Bank Insurance Fund ("BIF") as a result of the default of a commonly controlled insured depository institution or for any assistance provided by the FDIC to a commonly controlled insured depository institution in danger of default. The FDIC may decline to enforce the cross- guarantee provisions if it determines that a waiver is in the best interest of the SAIF or the BIF or both. The FDIC's claim for reimbursement is superior to claims of shareholders of the insured depository institution or its holding company but is subordinate to claims of depositors, secured creditors and holders of subordinated debt (other than affiliates) of the commonly controlled insured depository institution.

        The Federal Deposit Insurance Act ("FDIA") also provides that amounts received from the liquidation or other resolution of any insured depository institution by any receiver must be distributed (after payment of secured claims) to pay the deposit liabilities of the institution prior to payment of any other general or unsecured senior liability, subordinated liability, general creditor or shareholder. This provision would give depositors a preference over general and subordinated creditors and shareholders in the event a receiver is appointed to distribute the assets of any of the Banks.

        The BHCA also prohibits a bank holding company, with certain exceptions, from acquiring more than 5% of the voting shares of any company that is not a bank and from engaging in any business other than banking or managing or controlling banks. Under the BHCA, the Federal Reserve Board is authorized to approve the ownership of shares by a bank holding company in any company the activities of which the Federal Reserve Board has determined to be so closely related to banking or to managing or controlling banks as to be a proper incident thereto. The Federal Reserve Board has by regulation determined that certain activities are closely related to banking within the meaning of the BHCA. These activities include: operating a mortgage company, finance company, credit card company or factoring company; performing certain data processing operations; providing investment and financial advice; and acting as an insurance agent for certain types of credit-related insurance.

        BankGroup is registered under the bank holding company laws of Virginia. Accordingly, BankGroup and the Banks are subject to further regulation and supervision by the SCC.

Capital Requirements

        The Federal Reserve Board and the FDIC have issued substantially similar risk-based and leverage capital guidelines applicable to United States banking organizations. In addition, those regulatory agencies may from time to time require that a banking organization maintain capital above the minimum levels because of its financial condition or actual or anticipated growth. Under the risk-based capital requirements of these federal bank regulatory agencies, BankGroup and the Banks are required to maintain a minimum ratio of total capital to risk- weighted assets of at least 8%. At least half of the total capital is required to be "Tier 1 capital", which consists principally of common and certain qualifying preferred shareholders' equity, less certain intangibles and other adjustments. The remainder "Tier 2 capital" consists of a limited amount of subordinated and other qualifying debt (including certain hybrid capital instruments) and a limited amount of the general loan loss allowance. The Tier 1 and total capital to risk-weighted asset ratios of BankGroup as of June 30, 1996 were 13.38% and 14.63%, respectively, exceeding the minimums required.

        In addition, each of the federal regulatory agencies has established a minimum leverage capital ratio (Tier 1 capital to average tangible assets). These guidelines provide for a minimum ratio of 3% for banks and bank holding companies that meet certain specified criteria, including that they have the highest regulatory examination rating and are not contemplating significant growth or expansion. All other institutions are expected to maintain a leverage ratio of at least 100 to 200 basis points above the minimum. The Tier 1 capital leverage ratio of BankGroup as of June 30, 1996, was 8.37%. The guidelines also provide that banking organizations experiencing internal growth or making acquisitions will be expected to maintain strong capital positions substantially above the minimum supervisory levels, without significant reliance on intangible assets.

        The Federal Deposit Insurance Corporation Improvement Act of 1991 ("FDICIA") requires each federal banking agency to revise its risk-based capital standards to ensure that those standards take adequate account of interest rate risk, concentration of credit risk and the risks of nontraditional activities, as well as reflect the actual performance and expected risk of loss on multi-family mortgages. Rules have been promulgated with respect to concentration of credit risk and the risks of non-traditional activities, and also as to the risk of loss on multi-family mortgages. A proposed rule with respect to interest rate risk is still under consideration. The proposal would allow institutions to use internal risk models to measure interest rate risk (if the models are acceptable to examiners) and would require additional capital of institutions identified as having excess interest rate risk. BankGroup does not expect any of these rules, either individually or in the aggregate, to have a material impact on its capital requirements.

Limits on Dividends and Other Payments

        BankGroup is a legal entity separate and distinct from its subsidiary institutions. Most of BankGroup's revenues come from dividends paid by the Banks. Each of the Banks is a state member bank of the Federal Reserve System. As a result, the Banks are regulated by the Federal Reserve Board and the SCC. There are various regulatory limitations applicable to the payment of dividends by the Banks as well as the payment of dividends by BankGroup to its shareholders. Under applicable laws of Virginia to the Banks, prior approval from the bank regulatory agencies is required if cash dividends declared in any given year exceed net income for that year plus net income for the prior two years less all dividends paid during the current year and two prior years. Under existing supervisory practices, at June 30, 1996, the Banks could have paid additional dividends of approximately $14.5 million, without obtaining prior regulatory approval. The payment of dividends by the Banks or BankGroup may also be limited by other factors, such as requirements to maintain capital above regulatory guidelines. Bank regulatory agencies have authority to prohibit any Bank or BankGroup from engaging in an unsafe or unsound practice in conducting their business. The payment of dividends, depending upon the financial condition of the Bank in question, or BankGroup, could be deemed to constitute such an unsafe or unsound practice. The Federal Reserve Board has stated that, as a matter of prudent banking, a bank or bank holding company should not maintain its existing rate of cash dividends on common stock unless (1) the organization's net income available to common shareholders over the past year has been sufficient to fund fully the dividends and (2) the prospective rate of earnings retention appears consistent with the organization's capital needs, asset quality, and overall financial condition.

        Under the FDIA, insured depository institutions such as the Banks are prohibited from making capital distributions, including the payment of dividends, if, after making such distribution, the institution would become "undercapitalized" (as such term is used in the statute). Based on the Banks current financial condition, BankGroup does not expect that this provision will have any impact on its ability to obtain dividends from the Banks.

        In addition to limitations on dividends, the Banks are limited in the amount of loans and other extensions of credit that may be extended to BankGroup, and any such loans or extensions of credit are subject to collateral security requirements. Generally, up to 10% of the Banks' regulatory capital, surplus, undivided profits, allowance for loan losses and contingency reserves may be loaned to BankGroup. As of June 30, 1996, approximately $8.4 million of credit was available to BankGroup under this limitation.

Banks

        The Banks are supervised and regularly examined by the Federal Reserve Board and the SCC. The Banks are also subject to various requirements and restrictions under federal and state law such as limitations on the types of services that they may offer, the nature of investments that they make, and the amounts of loans that may be granted. Various consumer and compliance laws and regulations also affect the operations of the Banks. In addition to the impact of regulation, the Banks are affected significantly by actions of the Federal Reserve Board in attempting to control the money supply and the availability of credit.

        The Banks also are subject to the requirements of the Community Reinvestment Act (the "CRA"). The CRA imposes on financial institutions an affirmative and ongoing obligation to meet the credit needs of their local communities, including low- and moderate-income neighborhoods, consistent with the safe and sound operation of those institutions. Each financial institution's efforts in meeting community credit needs currently are evaluated as part of the examination process pursuant to twelve assessment factors. These factors also are considered in evaluating mergers, acquisitions and applications to open branches. The Banks have attained either an "outstanding" or "satisfactory" rating on their most recent CRA performance evaluations.

        As a result of a 1993 Presidential initiative, each of the federal banking agencies recently approved a final rule establishing a new framework for the implementation of CRA. The new rule, which will become fully effective on July 1, 1997, will emphasize an institution's performance in meeting community credit needs. Institutions will be evaluated on the basis of a three pronged lending, investment and service test, with lending being of primary importance. CRA ratings will continue to be a matter of public record, and CRA performance will continue to be evaluated in connection with mergers, acquisitions and branch applications. Although the new rule is likely to have some impact on BankGroup's business practices, it is not anticipated that any changes will be material.

Deposit Insurance

        As institutions with deposits insured by BIF, the Banks also are subject to insurance assessments imposed by the FDIC. Currently, a risk-based assessment schedule imposes assessments on BIF deposits, ranging from an annual minimum payment of $2,000 for well-capitalized institutions to .27% of deposits for under- capitalized institutions. All banks in BankGroup currently are assessed as well-capitalized.

Other Safety and Soundness Regulations

        The federal banking agencies have broad powers under current federal law to take prompt corrective action to resolve problems of insured depository institutions. The extent of these powers depends upon whether the institutions in question are "well capitalized," "adequately capitalized," "undercapitalized," "significantly undercapitalized" or "critically undercapitalized," as such terms are defined under uniform regulations defining such capital levels issued by each of the federal banking agencies.

                           DESCRIPTION OF CAPITAL STOCK OF BANKGROUP

        BankGroup has authority to issue 1,000,000 shares of Preferred Stock, of which no shares are issued and outstanding, and 20,000,000 shares of Common Stock, of which 8,587,245 shares were issued and outstanding as of June 30, 1996 held by approximately 2,364 holders of record. BankGroup Common Stock is traded in the over-the-counter market and quoted on The Nasdaq National Market under the symbol "MSBC".

        The following summary description of capital stock of BankGroup is qualified in its entirety by reference to BankGroup's Articles of Incorporation, a copy of which has been incorporated by reference as an exhibit to the Registration Statement.

Preferred Stock

        The Board of Directors, without further action by the shareholders, is authorized to designate and issue in series Preferred Stock and to fix as to any series the dividend rate, redemption prices, preferences on dissolution, the terms of any sinking fund, conversion rights, voting rights, and any other preferences or special rights and qualifications. Holders of the Preferred Stock, if and when issued, will be entitled to vote as required under applicable Virginia law. Such law includes provisions for the voting of the Preferred Stock in the case of any amendment to the Articles of Incorporation affecting the rights of holders of Preferred Stock, the payment of certain stock dividends, merger or consolidation, sale of all or substantially all of BankGroup's assets, and dissolution. The Board of Directors without shareholder approval can issue Preferred Stock with voting and conversion rights which would adversely affect the voting power of the common shareholders. In addition, the Preferred Stock could be used in a manner which would discourage or make more difficult an attempt to acquire control of BankGroup. BankGroup's Board of Directors has designated a series of 1,000,000 shares of Participating Convertible Preferred Stock, Series A (the "Series A Preferred Stock"), no shares of which have been issued. The Series A Preferred Stock was created in connection with the shareholder rights plan described below.

Common Stock

        Holders of Common Stock are entitled to one vote per share on each matter to be voted upon by the shareholders. Directors are elected by a vote of the holders of Common Stock. Dividends may be paid to the holders of Common Stock when, as and if declared by the Board of Directors of out of funds legally available for such purposes. The principal source of funds for dividend payments is dividends received from the Banks. Payment of dividends to BankGroup by the Banks, without prior regulatory approval, is also subject to various state and federal regulatory limitations. Holders of Common Stock have no conversion, redemption, cumulative voting or preemptive rights. There is no sinking fund obligation with respect to the Common Stock. In the event of any liquidation, dissolution or winding up of BankGroup, after payment or provision for payment of the debts and other liabilities and the preferential amounts to which the holders of Preferred Stock, if any, are entitled, the holders of Common Stock will be entitled to share ratably in any remaining assets.

        All outstanding shares of Common Stock are, and the shares of Common Stock to be issued in the Bank Merger will be, when issued, duly and validly issued, fully paid and nonassessable.

Rights

        Pursuant to a Rights Agreement (the "Rights Agreement") dated as of January 18, 1990, BankGroup distributed as a dividend one Right for each outstanding share of Common Stock. The number of Rights associated with each share of Common Stock outstanding as of June 30, 1993 was adjusted proportionately for the five-for-four stock split effected in the form of a dividend paid July 30, 1993 and the two-for-one stock split effected in the form of a stock dividend paid March 15, 1996. Each Right entitles the holder to buy fractional shares of Participating Cumulative Preferred Stock, Series A, par value $5.00 per share, at an exercise price of $24, subject to adjustment. The Rights will become exercisable only if a person or group acquires or announces a tender offer for 15% or more of the outstanding Common Stock. When exercisable, BankGroup may issue a share of Common Stock in exchange for each Right other than those held by such person or group. If a person or group acquires 30% or more of the outstanding Common Stock, each Right will entitle the holder, other than the acquiring person, upon payment of the exercise price, to acquire Preferred Stock or, at the option of BankGroup, Common Stock, having a value equal to twice the Right's exercise price. If BankGroup is acquired in a merger or other business combination or if 50% of its earnings power is sold, each Right will entitle the holder, other than the acquiring person, to purchase securities of the surviving company having a market value equal to twice the exercise price of the Right. The Rights will expire on January 18, 2000, and may be redeemed by BankGroup at any time prior to the tenth day after an announcement that a 10% position has been acquired, unless such time period has been extended by the Board of Directors.

        Until such time as a person or group acquires or announces a tender offer for 15% or more of the Common Stock, (i) the Rights will be evidenced by the Common Stock certificates and will be transferred with and only with such Common Stock certificates, and (ii) the surrender for transfer of any certificate for Common Stock will also constitute the transfer of the Rights associated with the Common Stock represented by such certificate. Rights may not be transferred, directly or indirectly (i) to any person or group that has acquired, or obtained the right to acquire, beneficial ownership of 10% or more of the Rights (an "Acquiring Person"), (ii) to any person in connection with a transaction in which such person becomes an Acquiring Person or (iii) to any affiliate or associate of any such person. Any Right that is the subject of a purported transfer to any such person will be null and void.

        The Rights can be expected to have certain anti-takeover effects if an acquisition transaction not approved by the Board of Directors is proposed by a person or group. In such event, the Rights will cause substantial dilution to any person or group that acquires more than 15% of the outstanding shares of Common Stock of BankGroup if certain events thereafter occur without the Rights having been redeemed. For example, if thereafter such acquiring person acquires 30% of BankGroup's outstanding Common Stock, or effects a business combination with BankGroup, the Rights permit shareholders to acquire securities having a value equal to twice the amount of the purchase price specified in the Rights, but rights held by such "acquiring person" are void to the extent permitted by law and may not be exercised. Further, other shareholders may not transfer rights to such "acquiring person" above his or her 15% ownership threshold. Because of these provisions, it is unlikely that any person or group will propose an acquisition transaction that is not approved by the Board of Directors. Thus, the Rights could have the effect of discouraging acquisition transactions not approved by the Board of Directors. The Rights do not interfere with any merger or other business combination approved by the Board of Directors and shareholders because the rights are redeemable with the concurrence of a majority of the "Continuing Directors," defined as directors in office when the Rights Agreement was adopted or any person added thereafter to the Board with the approval of the Continuing Directors.

Virginia Stock Corporation Act

        The Virginia Stock Corporation Act ("VSCA") contains provisions governing "Affiliated Transactions." These provisions, with several exceptions discussed below, require approval of material acquisition transactions between a Virginia corporation and any holder of more than 10% of any class of its outstanding voting shares (an "Interested Shareholder") by the holders of at least two-thirds of the remaining voting shares. Affiliated Transactions subject to this approval requirement include mergers, share exchanges, material dispositions of corporate assets not in the ordinary course of business, any dissolution of the corporation proposed by or on behalf of an Interested Shareholder, or any reclassification, including reverse stock splits, recapitalization or merger of the corporation with its subsidiaries which increases the percentage of voting shares owned beneficially by an Interested Shareholder by more than 5%.

        For three years following the time that an Interested Shareholder becomes an owner of more than 10% of the outstanding voting shares, a Virginia corporation cannot engage in an Affiliated Transaction with such Interested Shareholder without approval of two-thirds of the voting shares other than those shares beneficially owned by the Interested Shareholder, and majority approval of the "Disinterested Directors." A Disinterested Director means, with respect to a particular Interested Shareholder, a member of BankGroup's Board of Directors who was (1) a member on the date on which an Interested Shareholder became an Interested Shareholder and (2) recommended for election by, or was elected to fill a vacancy and received the affirmative vote of, a majority of the Disinterested Directors then on the Board. At the expiration of the three year period, the statute requires approval of Affiliated Transactions by two-thirds of the voting shares other than those beneficially owned by the Interested Shareholder.

        The principal exceptions to the special voting requirement apply to transactions proposed after the three year period has expired and require either that the transaction be approved by a majority of the corporation's Disinterested Directors or that the transaction satisfy the fair-price requirements of the statute. In general, the fair-price requirement provides that in a two-step acquisition transaction, the Interested Shareholder must pay the shareholders in the second step either the same amount of cash or the same amount and type of consideration paid to acquire the Virginia corporation's shares in the first step.

        None of the foregoing limitations and special voting requirements applies to a transaction with an Interested Shareholder whose acquisition of shares making such person an Interested Shareholder was approved by a majority of the Virginia corporation's Disinterested Directors.

        These provisions were designed to deter certain takeovers of Virginia corporations. In addition, the statute provides that, by affirmative vote of a majority of the voting shares other than shares owned by any Interested Shareholder, a corporation can adopt an amendment to its articles of incorporation or bylaws providing that the Affiliated Transactions provisions shall not apply to the corporation. BankGroup has not "opted out" of the Affiliated Transactions provisions.

        Virginia law also provides that shares acquired in a transaction that would cause the acquiring person's voting strength to meet or exceed any of three thresholds (20%, 331/3% or 50%) have no voting rights unless granted by a majority vote of shares not owned by the acquiring person or any officer or employee-director of the Virginia corporation. This provision empowers an acquiring person to require the Virginia corporation to hold a special meeting of shareholders to consider the matter within 50 days of its request.

Reports to Shareholders

        BankGroup furnishes shareholders with written annual reports containing consolidated financial statements audited by an independent certified public accountant and with written quarterly reports containing an unaudited balance sheet at the end of each of the first three quarterly periods and an income statement for the period from the beginning of the current fiscal year to the end of such quarterly period.

Transfer Agent

        Registrar and Transfer Company, Post Office Box 1010, Cranford, New Jersey, is transfer agent for BankGroup Common Stock.

                       COMPARATIVE RIGHTS OF SHAREHOLDERS

        At the Effective Time of the Bank Merger, shareholders of Bank will become shareholders of BankGroup, and their rights as shareholders will be determined by BankGroup's Articles of Incorporation and Bylaws and the VSCA. The following is a summary of the material differences in the rights of shareholders of BankGroup and Bank. This summary does not purport to be a complete discussion of, and is qualified in its entirety by reference to, the governing law and the Articles of Incorporation and Bylaws of each entity.

Capitalization

        Bank. Bank's Articles of Incorporation authorize the issuance of up to 3,000,000 shares of capital stock, par value $2.50 per share, 1,471,536 of which are issued and outstanding.

        BankGroup. BankGroup's authorized capital is described under "Description of BankGroup Capital Stock."

Amendment of Articles or Bylaws

        Bank. Under the VSCA, the Bank's Articles may be amended if the amendment is adopted by the Bank Board and approved by a vote of the holders of more than two-thirds of the votes entitled to be cast on the amendment by each voting group entitled to vote thereon.

        Bank's Bylaws may be amended by its Board of Directors by majority vote.

        BankGroup. As permitted by the VSCA, BankGroup's Articles provide that, unless a greater vote is required by law, by BankGroup's Articles or by a resolution of the Board of Directors, BankGroup's Articles may be amended if the amendment is adopted by the Board of Directors and approved by a vote of the holders of a majority of the votes entitled to be cast on the amendment by each voting group entitled to vote thereon.

        BankGroup's Bylaws generally provide that the Board of Directors may, by a majority vote, amend its Bylaws.

Required Shareholder Vote for Certain Actions

        Bank. The VSCA generally requires the approval of a majority of a corporation's Board of Directors and the holders of more than two-thirds of all the votes entitled to be cast thereon by each voting group entitled to vote on any plan of merger or consolidation, plan of share exchange or sale of substantially all of the assets of a corporation not in the ordinary course of business. The VSCA also specifies additional voting requirements for Affiliated Transactions and transactions that would cause an acquiring person's voting power to meet or exceed specified thresholds.

        BankGroup. The VSCA generally requires the approval of a majority of a corporation's Board of Directors and the holders of more than two-thirds of all the votes entitled to be cast thereon by each voting group entitled to vote on any plan of merger or consolidation, plan of share exchange or sale of substantially all of the assets of a corporation not in the ordinary course of business. The VSCA also specifies additional voting requirements for Affiliated Transactions and transactions that would cause an acquiring person's voting power to meet or exceed specified thresholds, as discussed under "Description of BankGroup Capital Stock -- Virginia Stock Corporation Act."

        None of the additional voting requirements contained in the VSCA are applicable to the Bank Merger since it is not an "Affiliated Transaction."

Director Nominations

        Bank. The Bank's Bylaws do not address or restrict nominations of Directors by shareholders.

        BankGroup. BankGroup's Bylaws provide that any nomination for director made by a shareholder must be made in writing to the Secretary of BankGroup not less than 90 days prior to the meeting of shareholders at which directors are to be elected. Any such shareholder's notice shall include (i) the name and address of the shareholder and of each person to be nominated, (ii) a representation that the shareholder is a holder of record of stock of BankGroup entitled to vote at such meeting and intends to appear in person or by proxy at the meeting to nominate each person specified, (iii) a description of all arrangements or understandings between the shareholder and each nominee and any other person (naming such person) pursuant to which the nomination is made by the shareholder, (iv) such other information regarding each nominee as would be required to be included in a proxy statement filed pursuant to the proxy rules of the SEC had the nominee been nominated by the Board, and (v) the consent of each nominee to serve as a director of BankGroup if so elected.

Directors and Classes of Directors; Vacancies and Removal of Directors

        Bank. The Bank's Articles of Incorporation provide that the Board of Directors will consist of not less than seven nor more than fifteen members. The Board currently has fixed the number of Directors at eleven. The Board of Directors is divided into three groups, as nearly equal in number as possible. At each Annual Meeting of Shareholders, one group of Directors is elected to a term of three years. Under the Bank's Bylaws, any vacancy occurring on the Board of Directors may be filled by the affirmative vote of a majority of the remaining Directors, though less than a quorum of the Board. No decrease in the number of Directors may have the effect of shortening the term of any incumbent Director. Any Director may be removed, with or without cause, by a vote of the shareholders holding a majority of the shares entitled to vote at an election of Directors.

        BankGroup. The number of Directors is set forth in BankGroup's Bylaws. The Board currently has fixed the number of directors at 11. Any vacancy occurring on the Board of Directors, including a vacancy resulting from an increase in the number of Directors, may be filled by the affirmative vote of a majority of the remaining directors, though less than a quorum of the Board of Directors. Directors so chosen shall hold office for a term expiring at the next following annual meeting of shareholders at which directors are elected. No decrease in the number of directors constituting the Board of Directors shall shorten the term of any incumbent director. Subject to the rights of the holders of preferred stock then outstanding, any director may be removed by the affirmative vote of the holders of at least two-thirds of outstanding voting shares.

Anti-Takeover Provisions

        Bank. The Bank's Articles of Incorporation provide that the Board of Directors, when evaluating any offer to acquire the Bank shall, in connection with the exercise of its judgment in determining what is in the best interests of the Corporation and its shareholders, give due consideration to all relevant factors including, without limitation, the social and economic effects of the proposed transaction on the depositors, employees, suppliers, customers and other constituents of the Bank and on the communities in which the Bank operates, the business reputation of the party or entity involved and the Board of Directors' evaluation of the value of the Bank in a freely negotiated sale and of the future prospects of the Bank as an independent entity.

        For a description of certain provisions of the VSCA which may be deemed to have an anti-takeover effect, see "Description of BankGroup Stock -- Virginia Stock Corporation Act."

        BankGroup. For a description of certain provisions of VSCA which may be deemed to have an anti-takeover effect, see "Description of BankGroup Capital Stock -- Virginia Stock Corporation Act."

Preemptive Rights

        Neither the shareholders of BankGroup nor the shareholders of Bank have preemptive rights. Thus, if additional shares of BankGroup Common Stock, BankGroup preferred stock or Bank Common Stock are issued, holders of such stock, to the extent they do not participate in such additional issuance of shares, would own proportionately smaller interests in a larger amount of outstanding capital stock.

Assessment

        All outstanding shares of Bank Common Stock are fully paid and nonassessable.

        All shares of BankGroup Common Stock presently issued are, and those to be issued pursuant to the Agreement will be, fully paid and nonassessable.

Conversion; Redemption; Sinking Fund

        Neither BankGroup Common Stock nor Bank Common Stock is convertible, redeemable or entitled to any sinking fund.

Liquidation Rights

        Bank. The VSCA generally provides that a corporation's board of directors may propose dissolution for submission to shareholders and that to be authorized, the dissolution must be approved by the holders of more than two-thirds of all votes entitled to be cast on the proposal, unless the articles of incorporation of the corporation require a greater or lesser vote. There are no provisions in Bank's Articles which would modify the statutory requirements for dissolution under the VSCA.

        BankGroup. The VSCA generally provides that a corporation's board of directors may propose dissolution for submission to shareholders and that to be authorized, the dissolution must be approved by the holders of more than two-thirds of all votes entitled to be cast on the proposal, unless the articles of incorporation of the corporation require a greater or lesser vote. There are no provisions in BankGroup's Articles which would modify the statutory requirements for dissolution under the VSCA.

Dividends and Other Distributions

        Bank. The VSCA generally provides that a corporation may make distributions to its shareholders unless, after giving effect to the distribution, (i) the corporation would not be able to pay its debts as they become due in the usual course of business or (ii) the corporation's total assets would be less than the sum of its total liabilities plus (unless the articles of incorporation permit otherwise, which BankGroup's Articles do not) the amount that would be needed, if the corporation were to be dissolved at the time of the distribution, to satisfy the preferential rights upon dissolution of shareholders whose preferential rights are superior to those receiving the distribution. These requirements are applicable to Bank as a Virginia corporation.

        BankGroup. The VSCA generally provides that a corporation may make distributions to its shareholders unless, after giving effect to the distribution, (i) the corporation would not be able to pay its debts as they become due in the usual course of business or (ii) the corporation's total assets would be less than the sum of its total liabilities plus (unless the articles of incorporation permit otherwise, which BankGroup's Articles do not) the amount that would be needed, if the corporation were to be dissolved at the time of the distribution, to satisfy the preferential rights upon dissolution of shareholders whose preferential rights are superior to those receiving the distribution. These requirements are applicable to BankGroup as a

Virginia corporation.

        In addition to the limitations set forth in the VSCA, there are various regulatory requirements which are applicable to distributions by bank holding companies. For a description of the regulatory limitations on distributions by BankGroup, see "Supervision and Regulation Limits on Dividends and Other Payments."

Indemnification

        Bank. Under the Bank's Articles of Incorporation, the Bank is required to indemnify a Director or Officer of the Bank who is or was a party to any proceeding by reason of the fact that he is or was such a Director or Officer, or is or was serving at the request of the Bank as a Director, trustee, partner or officer of another bank, partnership, joint venture, trust, employee benefit plan or other enterprise, against any liability incurred by him in connection with such proceeding if he believed, in the case of conduct in his official capacity, that his conduct was in the best interests of the Bank and in all other cases that his conduct was at least not opposed to its best interests, and, in the case of any criminal proceeding, had no reasonable cause to believe his conduct was unlawful and he was not guilty of gross negligence or willful misconduct. The Articles of Incorporation also provide that no indemnification shall be made in connection with any proceeding by or in the right of the Bank or in connection with any proceeding charging the applicant with improper benefit to himself, whether or not involving action in his official capacity, in which he was adjudged liable on the basis that personal benefit was improperly received by him or adjudged grossly negligent or guilty of willful misconduct.

        BankGroup. To the full extent permitted by the VSCA and any other applicable law, BankGroup shall indemnify a director or officer of BankGroup who is or was a party to any proceeding by reason of the fact that he is or was such a director or officer or is or was serving at the request of the corporation, partnership, joint venture, trust, employee benefit plan or other enterprise. The Board of Directors is empowered, by majority vote of a quorum of disinterested directors, to contract in advance to indemnify any director or officer.

Shareholder Proposals

        Bank. Neither Bank's Articles of Incorporation nor Bylaws contain requirements that must be followed for a shareholder to submit a proposal to a vote for the shareholders.

        BankGroup. BankGroup's Bylaws provide that at any meeting of shareholders of BankGroup, only that business that is properly brought before the meeting may be presented to and acted upon by the shareholders. To be properly brought before the meeting, business must be brought (a) by or at the direction of the Board of Directors or (b) by a shareholder who has given written notice of business he expects to bring before the meeting to the Secretary of BankGroup not less than 90 days prior to the meeting. A shareholder's notice to the Secretary shall set forth as to each matter the shareholder proposes to bring before the meeting (a) a brief description of the business to be brought before the meeting and the reasons for conducting such business at the meeting, (b) the name and address, as they appear on BankGroup's books, of the shareholder proposing such business, (c) the class and number of shares of BankGroup's stock beneficially owned by the shareholder, and (d) any material interest of the shareholder in such business. No business shall be conducted at a meeting of shareholders except in accordance with the procedures set forth in BankGroup's Bylaws.

Shareholder Inspection Rights; Shareholder Lists

        Under the VSCA, the shareholder of a Virginia corporation are entitled to inspect and copy certain books and records, including the articles of incorporation and bylaws of the corporation if he gives the corporation written notice of his or her demand at least five business days before the date on which he wishes to inspect and copy. The shareholder of a Virginia corporation is entitled to inspect and copy certain other books and records, including a list of shareholders, minutes of any meeting of the board of directors and accounting records of the corporation, if (i) the shareholder has been a shareholder of record for at least six months immediately preceding his or her written demand or is the holder of at least 5% of the corporation's outstanding shares, (ii) the shareholder's demand is made in good faith and for a proper purpose, (iii) the shareholder describes with reasonable particularity the purpose of the request and the records desired to be inspected and (iv) the records are directly connected with the stated purpose, and if he gives the corporation written notice of his or her demand at least five business days before the date on which he wishes to inspect and copy. The VSCA also provides that a corporation shall make available for inspection by any shareholder during usual business hours, at least 10 days before each meeting of shareholders, a complete list of the shareholders entitled to vote at such meeting.

Shareholder Rights Plan

        Bank.  Bank has not implemented a shareholder rights plan.

        BankGroup. For a description of a shareholder rights plan which has been adopted by BankGroup, see "Description of BankGroup Capital Stock -- Rights."

Dissenters' Rights

        Bank. The provisions of Article 15 of the VSCA which provides shareholders of a Virginia corporation the right to dissent from and obtain payment of the fair value of their shares in the event of mergers consolidations and certain other corporate transactions, are applicable to the Bank as a Virginia corporation, except that under the Virginia Banking Act, shareholders of a bank have no dissenters' rights in a merger of banks.

        BankGroup. The provisions of Article 15 of the VSCA which provide shareholders of a Virginia corporation the right to dissent from, and obtain payment of the fair value of their shares in the event of, mergers, consolidations and certain other corporate transactions are applicable to BankGroup as a Virginia corporation. However, because BankGroup has more than 2,000 record shareholders, shareholders of BankGroup generally do not have rights to dissent from mergers, consolidations and certain other corporate transactions to which BankGroup is a party because Article 15 of the VSCA provides that holders of shares of a Virginia corporation which has shares listed on a national securities exchange or which has at least 2,000 record shareholders are not entitled to dissenters' rights unless certain requirements are met.

                        RESALE OF BANKGROUP COMMON STOCK

        BankGroup Common Stock issuable in the Bank Merger has been registered under the 1933 Act, thereby allowing such shares to be traded freely and without restriction by those holders of Bank Common Stock who receive such shares following consummation of the Bank Merger and who are not deemed to be "affiliates" (as defined under the 1933 Act, but generally including directors, certain executive officers and 10% or more shareholders) of Bank or BankGroup. Each holder of Bank Common Stock who is deemed by Bank to be an affiliate of it has entered into an agreement with BankGroup prior to the Effective Time of the Bank Merger providing, among other things, that (A) such affiliate acknowledges and agrees to support and vote such shares of Bank Common Stock beneficially owned by him to ratify and confirm the Agreement and the Bank Merger, (B) such affiliate acknowledges and agrees beginning 30 days prior to the Effective Time of the Bank Merger, that he will not sell, pledge, transfer or otherwise dispose of shares of Bank Common Stock or BankGroup Common Stock except in compliance with the applicable provisions of the 1933 Act and rules and regulations thereunder and until such time as financial results covering at least 30 days of combined operations of BankGroup and Bank have been published within the meaning of Section 201.01 of the SEC's Codification of Financial Reporting Policies, and (C) the certificates representing said shares may bear a legend referring to the foregoing restrictions. This Proxy Statement/Prospectus does not cover any resales of BankGroup Common Stock received by affiliates of Bank.

                                    EXPERTS

        The consolidated financial statements of MainStreet BankGroup Incorporated and Subsidiaries (formerly Piedmont BankGroup Incorporated and Subsidiaries) for the year ended December 31, 1995, incorporated in this Proxy Statement/Prospectus by reference to BankGroup's Annual Report on Form 10-K for the year ended December 31, 1995 have been so incorporated in reliance upon the report of Coopers & Lybrand L.L.P., independent accountants, incorporated herein by reference, and upon the authority of said firm as experts in accounting and auditing.

        The consolidated financial statements of MainStreet BankGroup Incorporated and Subsidiaries (formerly Piedmont BankGroup Incorporated and Subsidiaries) as of December 31, 1994, and for each of the years in the two year period ended December 31, 1994, included in BankGroup's Annual Report on Form 10-K for the year ended December 31, 1995, have been incorporated by reference herein and in the registration statement in reliance upon the report of KPMG Peat Marwick LLP, independent certified public accountants, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing. Their report refers to changes in accounting for impaired loans and certain investments in debt and equity securities.

        The consolidated financial statements of Hanover Bank and subsidiary as of December 31, 1995 and 1994 and for each of the three years in the period ended December 31, 1995 included in this Prospectus and the Registration Statement, have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report appearing herein and elsewhere in the Registration Statement and are included in reliance upon the report of such firm given their authority as experts in accounting and auditing.

                                 LEGAL OPINIONS

        The legality of BankGroup Common Stock to be issued in the Bank Merger will be passed on for BankGroup by Hunton & Williams, Richmond, Virginia.

        Certain legal matters will be passed on for Bank by Williams, Mullen, Christian & Dobbins, Richmond, Virginia.

        A condition to consummation of the Bank Merger is the delivery to BankGroup and Bank by Hunton & Williams of an opinion concerning certain federal income tax consequences of the Bank Merger. See "The Bank Merger -- Certain Federal Income Tax Consequences."

                                 OTHER MATTERS

        As of the date of this Proxy Statement/Prospectus, the Bank Board does not know of any other matters to be presented for action at the Bank Shareholder Meeting other than procedural matters incident to the conduct of the meeting. If any other matters not now known are properly brought before the Bank Shareholder Meeting, the persons named in the accompanying proxy will vote such proxy in accordance with the determination of a majority of the Bank Board.

                      By Order of the Board of Directors,

                      -------------------------------------
                      Corporate Secretary

Independent Auditors' Report

To the Board of Directors and
Stockholders of Hanover Bank

        We have audited the accompanying consolidated balance sheets of Hanover Bank and subsidiary as of December 31, 1995 and 1994, and the related consolidated statements of income, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 1995. These consolidated financial statements are the responsibility of the Bank's management. Our responsibility is to express an opinion on these financial statements based on our audits.

        We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

        In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Hanover Bank and subsidiary as of December 31, 1995 and 1994, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1995 in conformity with generally accepted accounting principles.

Deloitte & Touche LLP
Richmond, Virginia
January 12, 1996

HANOVER BANK

Consolidated Balance Sheets




Years Ended December 31,                                                  1995               1994
- -----------------------------------------------------------------------------------------------------
Assets

Cash and due from banks                                               $  3,317,353       $  3,107,258
Federal funds sold                                                       3,600,000          2,010,000
                                                                       ------------------------------
               Total cash and cash equivalents                           6,917,353          5,117,258

Investment securities (Note 2):
        Available for sale at fair value, amortized
          cost of $1,350,950 and $1,351,522, respectively                1,346,229          1,252,027
        Held to maturity at amortized cost, fair
          value of $14,176,395 and $10,961,941, respectively            14,019,492         11,226,487
Federal Reserve Bank stock                                                 169,500            169,500
Loans receivable, net (Notes 3 and 4)                                   68,446,516         56,898,731
Bank premises and equipment, net (Note 5)                                2,363,458          1,754,447
Accrued interest receivable                                                644,294            502,568
Other real estate                                                          160,000                 --
Other assets                                                               321,946            245,207
                                                                       ------------------------------
               Total assets                                           $ 94,388,788       $ 77,166,225
                                                                       ==============================

Liabilities and Stockholders' Equity
Deposits:
        Non-interest bearing demand                                   $ 11,909,609       $ 11,685,539
        Interest bearing deposits:
               NOW and money market                                     25,920,890         22,963,268
               Savings                                                   7,733,280          9,533,515
               Certificate of deposit $100,000 and over                  5,552,409          2,712,780
               Other certificates                                       34,634,339         22,684,691
                                                                       ------------------------------
                    Total deposits                                      85,750,527         69,579,793
                                                                       ------------------------------
Accrued interest payable                                                   276,222            142,270
Other liabilities                                                          166,906            290,699
                                                                       ------------------------------
                    Total liabilities                                   86,193,655         70,012,762
                                                                       ------------------------------
Commitments and contingent liabilities (Note 7)
Stockholders' Equity (Note 6):
        Common stock of $2.50 par value per share--authorized,
          3,000,000 shares; issued and outstanding, 1,449,536 shares     3,623,840          3,623,840
        Surplus                                                          2,025,535          2,025,535
        Undivided profits                                                2,546,971          1,579,708
        Net unrealized losses on securities available for sale,
          net of tax benefit of $625 in 1995 and $23,875 in 1994            (1,213)           (75,620)
                                                                       ------------------------------
                    Total stockholders' equity                           8,195,133          7,153,463
                                                                       ------------------------------
                    Total liabilities and
                      stockholders' equity                            $ 94,388,788       $ 77,166,225
                                                                       ==============================



See notes to consolidated financial statements.

HANOVER BANK

Consolidated Statements of Income




Years Ended December 31,                         1995           1994           1993
- -----------------------------------------------------------------------------------
Interest Income

Loans receivable                           $6,017,709     $4,615,393     $3,635,984
Investment securities                         554,188        573,036        536,483
Federal funds sold                            244,421         80,073         37,528
Other investments                             229,648        191,626        179,527
                                            ---------------------------------------
                 Total interest income      7,045,966      5,460,128      4,389,522
                                            ---------------------------------------
Interest Expense on Deposits                3,109,130      2,038,491      1,699,697
                                            ---------------------------------------
Net Interest Income                         3,936,836      3,421,637      2,689,825
Provision For Loan Losses                     100,210        261,330        292,561
                                            ---------------------------------------

Net Interest Income After Provision
For Loan Losses                             3,836,626      3,160,307      2,397,264
                                            ---------------------------------------

Other Income:

Service charges on deposit accounts           253,683        223,402        165,494
Gain on sale of investments                        --             --         21,955
Other income                                   46,350         37,598         30,623
                                            ---------------------------------------
                 Total other income           300,033        261,000        218,072
                                            ---------------------------------------

Other Expenses

Salaries and employee benefits             $  961,305     $  786,108     $  679,301
Occupancy                                     369,586        375,306        345,948
Equipment                                     251,376        186,569        169,064
Advertising                                    15,123         17,639         11,225
Office supplies and printing                  108,841         90,237        104,277
Other expenses                                675,210        557,365        458,462
                                           ----------------------------------------
                 Total other expenses       2,381,441      2,013,224      1,768,277
                                           ----------------------------------------
Income Before Income Taxes                  1,755,218      1,408,083        847,059
                                           ----------------------------------------
Income Tax Expense (Note 9)                   527,039       $389,631        219,470
                                           ----------------------------------------
Net Income                                 $1,228,179     $1,018,452     $  627,589
                                           ----------------------------------------
Earnings Per Common Share                  $      .80     $      .66     $      .41
                                           ----------------------------------------


See notes to consolidated financial statements.

HANOVER BANK

Consolidated Statements of Shareholders' Equity

Years Ended December 31,


                                                                               Net Unrealized
                                                                                Gain (Loss)
                                         Common                   Undivided     on Securities
                                          Stock       Surplus      Profits   Available for Sale   Total
                                      ---------------------------------------------------------------------
Balance-January 1, 1993               $3,623,840    $2,025,535    $ (22,847)     $     --        $5,626,528
   Cumulative effect of adopting
   SFAS No. 115 at December 31,
   1993 (Note 1)                              --            --           --        10,542            10,542
   Net income                                 --            --      627,589            --           627,589
                                      ---------------------------------------------------------------------

Balance--December 31, 1993             3,623,840     2,025,535      604,742        10,542         6,264,659
   Net unrealized loss on securities
   available for sale, net of tax             --            --           --       (86,162)          (86,162)
   Dividends declared                         --            --      (43,486)           --           (43,486)
   Net income                                 --            --    1,018,452            --         1,018,452
                                      ---------------------------------------------------------------------


Balance--December 31, 1994             3,623,840     2,025,535    1,579,708       (75,620)        7,153,463
   Net unrealized gain on securities
   available for sale, net of tax             --            --           --        74,407            74,407
   Dividends declared                         --            --     (260,916)           --          (260,916)
   Net income                                 --            --    1,228,179            --         1,228,179
                                      ---------------------------------------------------------------------


Balance--December 31, 1995            $3,623,840    $2,025,535   $2,546,971      $ (1,213)       $8,195,133
                                      ---------------------------------------------------------------------


See notes to consolidated financial statements.

HANOVER BANK

Consolidated Statements of Cash Flows



Years Ended December 31,                                            1995           1994            1993
- -------------------------------------------------------------------------------------------------------
Operating Activities:

Net income                                                   $ 1,228,179    $ 1,018,452       $ 627,589
Adjustments to reconcile net income to net cash
  provided by operating activities:
   Depreciation                                                  200,856        175,589         159,249
   Discount accretion on securities                               (3,323)        (1,799)         (5,022)
   Premium amortization on securities                             16,847         23,250           5,764
   Net realized gains on investment securities                        --             --         (21,955)
   Gain on sale of bank premises and equipment                    (7,362)            --              --
   Provision for loan losses                                     100,210        261,330         292,561
   Deferred income tax benefit                                   (24,152)       (59,355)         (4,921)
   Increase in accrued interest receivable                      (142,500)       (86,556)        (78,958)
   Increase in other real estate                                (160,000)            --              --
   Increase in other assets, net                                 (72,180)        (7,759)        (37,126)
   Increase in accrued interest payable                          133,952         21,108           5,629
   Increase (decrease) in other liabilities, net                (152,784)       215,908        (216,958)
                                                              -----------------------------------------
         Net cash provided by operating activities             1,117,743      1,560,168         725,852
                                                              -----------------------------------------

Investing Activities:
   Proceeds from sales and maturities of securities
     available for sale                                               --        200,000       1,316,403
   Proceeds from maturities of securities held
     for investment                                            1,692,514      1,699,832       3,694,999
   Purchases of securities held for investment                (4,498,471)    (1,680,527)     (6,536,785)
   Net increase in loans                                     (11,647,995)   (12,282,620)    (11,339,281)
   Proceeds from sale of bank premises and equipment               7,362             --             312
   Purchases of bank premises and equipment                     (809,867)      (856,450)       (190,549)
                                                             ------------------------------------------
         Net cash used in investing activities               (15,256,457)   (12,919,765)    (13,054,901)
                                                             ------------------------------------------

Financing Activities:
   Net increase in deposit accounts                           16,170,734     11,434,032      16,289,771
   Net (decrease) increase in Federal funds purchased                 --             --        (435,000)
      Dividends paid                                            (231,925)            --              --
           Net cash provided by financing activities          15,938,809     11,434,032      15,854,771
                                                              -----------------------------------------
Net Increase in Cash and Cash Equivalents                      1,800,095         74,435       3,525,722
                                                              -----------------------------------------
Cash and Cash Equivalents, Beginning of Year                   5,117,258      5,042,823       1,517,101
                                                              -----------------------------------------
Cash and Cash Equivalents, End of Year                       $ 6,917,353    $ 5,117,258     $ 5,042,823
                                                              -----------------------------------------
Supplemental Information:
  Interest paid during the year                              $ 2,975,178    $ 2,017,384     $ 1,694,068
                                                              -----------------------------------------
   Income taxes paid during the year                         $   722,623    $   224,400     $   414,599
                                                              -----------------------------------------


See notes to consolidated financial statements.

                                  HANOVER BANK

                   Notes To Consolidated Financial Statements

Years Ended December 31, 1995 and 1994

Note 1
Summary of Significant Accounting Policies

The accounting and reporting policies of Hanover Bank and subsidiary (the Bank) conform to generally accepted accounting principles and general practices within the banking industry. The following is a summary of the more significant of those policies:

Nature of Operations

Hanover Bank operates under a state bank charter and provides full banking services, including commercial and consumer demand and time deposit accounts, commercial and consumer loans, Visa and Mastercard revolving credit accounts, drive-in banking services and automated teller machine transactions. As a state bank, the Bank is subject to regulation of the Federal Reserve System, and the Virginia State Corporation Commission's Bureau of Financial Affairs. The area served by Hanover Bank is primarily Hanover County and services are provided at four branch offices.

Principles of Consolidation

The accompanying consolidated financial statements include the accounts of Hanover Bank, and its wholly-owned subsidiary, H.B. Services, Inc., which was organized in 1994 to facilitate investment and financial related services.

Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Investment Securities

Effective December 31, 1993, the Bank adopted Statement of Financial Accounting Standards No. 115, "Accounting for Certain Investments in Debt and Equity Securities" ("SFAS 115") and revised its accounting policy for investments. This pronouncement requires that investments in debt and equity securities with readily determinable fair values shall be classified as either held to maturity, available for sale or trading. Management has reviewed the securities portfolio and classified securities as either held to maturity or available for sale. The Bank does not have any securities classified as trading securities. Securities classified as held to maturity will be accounted for at amortized cost, and require the Bank to have both the positive intent and ability to hold those securities to maturity. All other securities were classified as available for sale and carried at fair value with unrealized gains and losses included in stockholders' equity on an after tax basis. Realized gains or losses on the sale of investments are recognized at the time of sale using the amortized cost of the specific security sold. The adoption of SFAS 115, which has not been applied retroactively to 1993's financial statements, resulted in an increase in stockholders' equity of $10,542 for the unrealized gain, net of income taxes of $5,430, on investments classified as available for sale at December 31, 1993. Prior to December 31, 1993, the Bank had the intent and ability to hold all investments to maturity and carried all investments at amortized costs.

Federal Reserve Bank Stock

Federal Reserve Bank stock is stated at cost. No ready market exists for this stock, and it has no quoted market value. For presentation purposes, such stock is assumed to have market value which is equal to cost.

Interest Income

Interest on installment loans is recognized based on the interest method. Interest on all other major categories of loans is computed and recognized based on the principal amounts outstanding. The Bank discontinues the accrual of interest on loans after a delinquency period of 90 days. When interest accruals are discontinued, interest credited to income in the current year is reversed.

Loan Origination and Commitment Fees

Loan origination and commitment fees, net of certain expenses related to loan acquisition, are deferred and amortized over the contractual life of the loans as an adjustment to yield using a method that approximates the level yield method.

Allowance for Loan Losses

An allowance is maintained for losses on loans. Loan losses, net of recoveries on loans previously charged off, are charged to the allowance. The allowance for loan losses is based upon management's periodic evaluation of the portfolio with consideration given to the overall loss experience, delinquency data, financial condition of the borrowers, and such other factors that, in management's judgment, warrant recognition in providing an adequate allowance.

Impaired Loans

Effective January 1, 1995, the Bank adopted Statement of Financial Accounting Standard No. 114, "Accounting by Creditors for Impairment of a Loan" ("SFAS 114"), as amended by SFAS 118. These pronouncements require that an impaired loan be measured based on the present value of expected future cash flows discounted at the effective interest rate of the loan, or at fair value of the loan's collateral for "collateral dependent" loans. The Bank considers a loan impaired when it is probable that the Bank will be unable to collect all interest and principal payments as scheduled in the loan agreement. A loan is not considered impaired during a period of delay in payment if the ultimate collectibility of all amounts due is expected. A valuation allowance is required to the extent that the measure of the impaired loan is less than the recorded investment. Consistent with the Bank's method for nonaccrual loans, interest receipts for impaired loans are recognized on the cash basis. The Bank had no impaired loans as of December 31, 1995.

Bank Premises and Equipment

Bank premises and equipment are stated at cost, less accumulated depreciation. Depreciation is charged to expense over the estimated useful lives of the assets and is computed using the straight-line method for financial reporting purposes. Depreciation for tax purposes is computed based on accelerated methods. The costs of major renewals or improvements are capitalized while the costs of ordinary maintenance and repairs are charged to expense as incurred.

Other Real Estate

Property acquired through foreclosure is stated at the lower of the recorded cost or the estimated fair value of the property. At the time of foreclosure, any excess of cost over estimated fair value is charged to the allowance for loan losses. Subsequent declines in the fair value are recorded in a valuation account and are reflected in operations in the year in which the decline occurred.

Income Taxes

In 1993, the Bank adopted Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes," which requires an asset and liability approach to financial accounting and reporting for income taxes and resulted in a change in accounting principle. Deferred income tax assets and liabilities are computed annually for differences between the financial statement and tax bases of assets and liabilities that will result in taxable or deductible amounts in the future based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Income tax expense is the tax payable or refundable for the period plus or minus the change during the period in deferred tax assets and liabilities.

Earnings Per Common Share

Earnings per common share is based upon the weighted average number of shares outstanding during the period plus dilutive common stock equivalents applicable to stock options. The number of shares used in computing earnings per common share was 1,541,215, 1,538,416 and 1,541,936 for 1995, 1994 and 1993,
respectively.

Cash Flow Statement

The Bank's definition of cash and cash equivalents includes short-term, highly liquid investments with maturities of three months or less at date of purchase, including Federal funds sold. As a result of a loan foreclosure, other real estate increased $160,000 in 1995.

Note 2
Investment Securities

The following is a comparison of amortized cost and estimated fair values of investment securities at December 31:


                                                                         1995
                                               ---------------------------------------------------------
                                                                        Gross        Gross     Estimated
                                                                   Unrealized   Unrealized
                                                  Amortized Cost       Gains       Losses    Fair Value
- --------------------------------------------------------------------------------------------------------
Available for Sale:
Obligations of U.S. Government agencies               $   751,067   $      --     $ 10,318   $   740,749
State and political subdivisions                          599,883       7,797        2,200       605,480
                                                        ------------------------------------------------
                     Total                              1,350,950       7,797       12,518     1,346,229
                                                       -------------------------------------------------

Held to Maturity:
Obligations of U.S. Government agencies                 5,165,083      40,294       24,581     5,180,796
State and political subdivisions                        5,518,064     114,380       13,691     5,618,753
Mortgage-backed securities:
  Federal Home Loan Mortgage Corporation (FHLMC)          668,332      20,098       10,195       678,235
  Federal National Mortgage Association (FNMA)            480,177      24,500           --       504,677
  Government National Mortgage Association (GNMA)          66,956          --          170        66,786
Corporate debt securities                               2,120,880      11,463        5,195     2,127,148
                                                       -------------------------------------------------
                     Total                             14,019,492     210,735       53,832    14,176,395
                                                       -------------------------------------------------
Total Investment Securities                           $15,370,442   $ 218,532     $ 66,350   $15,522,624
                                                       =================================================


                                                                         1994
                                               ----------------------------------------------------------
                                                                        Gross        Gross     Estimated
                                                                      Unrealized   Unrealized
                                                     Amortized Cost      Gains       Losses    Fair Value
- ---------------------------------------------------------------------------------------------------------
Available for Sale:
Obligations of U.S. Government agencies               $   751,467    $     --    $  70,220   $   681,247
State and political subdivisions                          600,055          --       29,275       570,780
                                                        ------------------------------------------------
                     Total                              1,351,522          --       99,495     1,252,027
                                                       -------------------------------------------------

Held to Maturity:
U.S. Treasury securities                                  305,515         615           --       306,130
Obligations of U.S. Government agencies                 2,966,377       1,971       70,441     2,897,907
State and political subdivisions                        5,322,989      26,386      197,359     5,152,016
Mortgage-backed securities:
  Federal Home Loan Mortgage Corporation (FHLMC)          786,636      20,098       10,193       796,541
  Federal National Mortgage Association (FNMA)            560,999      24,498           --       585,497
  Government National Mortgage Association (GNMA)          75,343          --          171        75,172
Corporate debt securities                               1,208,628          --       59,950     1,148,678
                                                       -------------------------------------------------
                     Total                             11,226,487      73,568      338,114    10,961,941
                                                       -------------------------------------------------
Total Investment Securities                           $12,578,009    $ 73,568    $ 437,609   $12,213,968
                                                       =================================================


The amortized cost and estimated fair value of debt securities at December 31, 1995 by contractual maturity, are shown below. Expected maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.


                              Available for Sale          Held to Maturity              Total
                              ----------------------------------------------------------------------------
                                         Estimated                  Estimated                  Estimated
                             Amortized        Fair     Amortized         Fair     Amortized         Fair
                                  Cost       Value          Cost        Value          Cost        Value
Due in one year or less     $       --  $       --   $   715,000  $   708,550   $   715,000  $   708,550
Due after one year through
  five years                   951,067     938,549     6,741,397    6,772,336     7,692,464    7,710,885
Due after five years through
  ten years                    399,883     407,680     4,546,862    4,624,161     4,946,745    5,031,841
Due after ten years                 --          --       800,768      821,650       800,768      821,650

Mortgage backed securities          --          --     1,215,465    1,249,698     1,215,465    1,249,698
- --------------------------------------------------------------------------------------------------------

        Total               $1,350,950  $1,346,229   $14,019,492  $14,176,395   $15,370,442  $15,522,624
                             ===========================================================================


Proceeds from sales and maturities of investments in available for sale securities were $200,000 and $1,316,403 during 1994 and 1993, respectively. Gross gains of $21,955 were realized on those sales in 1993. There were no gross losses. Securities with an amortized cost of $300,000 and an estimated fair value of $301,025 at December 1995 were pledged to collateralize public funds as required by law.

Note 3
Loans Receivable

The following is a summary of loans receivable by type which were outstanding at December 31:

                            1995              1994
- -----------------------------------------------------
Real estate loans       $46,921,184       $39,055,373
Commercial, industrial
 and agricultural loans   8,479,200         6,552,750
Loans to individuals for
 household, family, and
 other consumer
 expenditures            13,784,132        12,040,608
                         ----------------------------
    Total gross loans    69,184,516        57,648,731
Less allowance for loan
 losses                    (738,000)         (750,000)
                      -------------------------------
    Total net loans     $68,446,516       $56,898,731

Loans to directors and officers totaled $4,080,044 and $3,419,839 at December 31, 1995 and 1994, respectively. New advances to directors and officers totaled $1,395,357 and repayments totaled $735,152 for the year ended December 31, 1995.

Note 4
Allowances for Loan Losses

The following is a summary of the activity in the allowance for loan losses:

                         1995       1994      1993
- -----------------------------------------------------
Balance at beginning
  of year              $750,000   $465,000   $314,000
Provisions charged
  against income        100,210    261,330    292,561
Loans charged off      (116,167)   (66,048)  (175,588)
Recoveries of loans
  charged off             3,957     89,718     34,027
                       ------------------------------
Balance at end of year $738,000   $750,000   $465,000
                       ==============================

Note 5

Bank Premises and Equipment

The following is a summary of bank premises and equipment:

                            1995              1994
- -----------------------------------------------------
Cost:
  Land                     $   894,122    $   395,866
  Buildings                  1,103,711      1,008,752
  Leasehold improvements       194,049         48,949
  Furniture, fixtures and
    equipment                  965,302        893,750
                            -------------------------
                             3,157,184      2,347,317
                            -------------------------

Less accumulated depreciation:
  Buildings                    117,612         85,332
  Leasehold improvements        96,067         68,906
  Furniture, fixtures and
    equipment                  580,047        438,632
                            -------------------------
                               793,726        592,870
                            -------------------------
Bank premises & equipment   $2,363,458     $1,754,447
                            =========================
Note 6
Stock Option Plan

In 1990, the Bank adopted a non-qualified stock option plan which made 220,000 shares of common stock available for stock options. At December 31, 1995, 186,361 shares of common stock had been granted at the market price at the time the options were granted and were exercisable. Both the shares and option price have been adjusted to reflect the stock dividend and stock split. No options had been exercised at December 31, 1995. The options generally expire ten years from the date of grant. Details of the stock options are as follows:

                                   Number      Option
                                 of Shares     Price

Outstanding at January 1, 1993    145,500       $ 3.64
  Granted                          24,700         9.50
  Exercised                             -            -
  Canceled                              -            -
                                  --------------------

Outstanding December 31, 1993     170,200    3.64-9.50
  Granted                           6,276         9.75
  Exercised                             -            -
  Canceled                           (300)  3.64.-9.75
                                  --------------------

Outstanding at December 31, 1994  176,176    3.64-9.75
  Granted                          10,185        10.25
  Exercised                             -            -
  Canceled                              -            -
                                  --------------------
Outstanding at December 31, 1995  186,361  $3.64-10.25
                                  ====================

Note 7
Commitments and Contingent Liabilities

The Bank leases its data processing equipment, operations center and village branch under noncancellable leases which expire in 1996 and 1997, and require minimum annual rentals. The Bank also leases premises which serve as the Bank's administrative offices. Rent expense with respect to operating leases was $103,426, $152,541 and $149,835 for the years ended December 31, 1995, 1994 and
1993, respectively.

  The following is a schedule of minimum rental payments due under operating leases as of December 31, 1995:

  1996                           $ 74,966
  1997                             51,216
                                 --------
  Total minimum lease payments   $126,182
                                 ========

Note 8

Financial Instruments With Off-Balance-Sheet Risk

The Bank is a party to financial instruments with off- balance-sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments include commitments to extend credit and standby letters of credit. These instruments involve elements of credit and interest rate risk in excess of the amount recognized on the consolidated balance sheet. The contract amounts of these instruments reflect the extent of involvement the Bank has in particular classes of financial instruments.

  The Bank's exposure to credit loss in the event of nonperformance by the other party to the financial instrument for commitments to extend credit and standby letters of credit written is represented by the contractual amount of these instruments. The Bank uses the same credit policies in making commitments and conditional obligations as it does for on-balance-sheet instruments. Collateral is obtained based on management's credit assessment of the customer.

  The Bank had outstanding loan commitments totaling $17,661,022 at December 31, 1995. The total contract amount of standby letters of credit, whose contract amounts represent credit risk, total $1,838,927 at December 31, 1995.

  Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments may expire without being completely drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The Bank evaluates each customer's creditworthiness on a case-by-case basis.

  Standby letters of credit written are conditional commitments issued by the Bank to guarantee the performance of a customer to a third party. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loans to customers.

Note 9
Income Taxes

The current and deferred income taxes as follows:


                                          1995          1994          1993
- -----------------------------------------------------------------------------
Federal taxes:
   Current provision                  $551,191        $448,986       $224,391
   Deferred income tax benefit         (24,152)        (59,355)        (4,921)
                                     ----------------------------------------
                                      $527,039        $389,631       $219,470
                                      =======================================

The following is a reconciliation of the expected tax expense with the reported expense for the years ended December 31, 1995, 1994 and 1993:

                                                1995                   1994                 1993
                                       -----------------------------------------------------------------
                                                      % of                  % of                  % of
                                                     Pre-tax               Pre-tax               Pre-Tax
                                          Amount     Income      Amount    Income      Amount    Income
Expected tax expense
   at statutory rate                   $ 596,774     34.00%     $461,359   34.00%    $ 288,000    34.00%
(Reduction) addition to income
   taxes resulting from:
   Tax exempt interest                   (89,282)    (5.09)      (94,343)  (6.70)      (79,494)   (9.38)
   Amortization of organization
        start-up costs                         -         -             -       -        (1,608)    (.19)
   Disallowed interest expense            12,618       .72        10,982     .78         9,250     1.09
   Other                                   6,929       .39%       11,633     .83         3,322      .39
                                       ----------------------------------------------------------------
Total                                  $ 527,039     30.02%     $389.631   28.91%    $ 219,470    25.91%
                                       ================================================================


The components of the deferred income tax asset are as follows:

                                  1995           1994
- -------------------------------------------------------
Deferred tax asset:
  Net unrealized loss on
  securities available for sale  $    625     $  23,875
  Deferred loan fees               26,213        32,767
  Allowance for loan losses       211,617       213,665
  Other                             4,515         1,632
                                 ----------------------
  Deferred tax asset              242,970       271,939
                                 ----------------------

Deferred tax liability:
  Depreciation                     (3,199)      (14,292)
  Cash conversion                (103,939)     (122,717)
  Deferred tax liability         (107,138)     (137,009)
Net deferred tax asset           $135,832      $134,930
                                 ======================

Note 10
Related Party Transactions

The Bank leases both its operations center and adjacent village branch from an individual related to the Chairman of the Board of the Bank. These leases have concurrent terms which expire in May 1996. Lease payments under these agreements totaled $23,410, $23,150 and $22,525 in 1995, 1994 and 1993, respectively, and future lease commitments total $9,500. The Bank also leases its administrative facility from a partnership that is one-third owed by a Bank director. The lease expires on October 31, 1996. Lease payments under this agreement totaled $16,800 and $2,800 in 1995 and 1994, respectively, with future lease commitments of $14,000 for the remainder of the lease term. Bank management considers both of these leases, which have been approved by the Board of Directors, to be at fair market terms.

Note 11
Regulatory Requirements and Restrictions

The Bank is subject to certain requirements imposed by state and federal banking statutes and regulations. These requirements, among other things, establish minimum levels for capital, restrict the amount of dividends that may be distributed and require that the Bank maintain a minimum reserve balance with the Federal Reserve Bank. At December 31, 1995, the Bank is required to have minimum Tier 1 and Total risk-based capital ratios of 4.00% and 8.00%, respectively. The Bank's actual ratios at that date were 12.83% and 13.98%, respectively. The Bank's leverage ratio at December 31, 1995 was 8.68%.

Note 12
Savings Plan

The Bank has a voluntary 401(k) savings plan which permits eligible employees to contribute up to 9% of their compensation. Bank contributions are discretionary and are determined annually by the Board of Directors. Contributions to the savings plan were $29,953 in 1995, $17,908 in 1994 and $15,024 in 1993.

Note 13
Disclosures Concerning the
Fair Value of Financial Instruments

The following disclosure of the estimated fair value of financial instruments is made in accordance with the requirements of SFAS 107, "Disclosures about Fair Value of Financial Instruments." The estimated fair value amounts have been determined by the Bank using available market information and appropriate valuation methodologies. Loan commitments are conditional and subject to market pricing and therefore do not reflect a gain or loss of market value. The fair value of standby letters of credit is based on fees currently charged for similar agreements or on the estimated cost to terminate them or otherwise settle the obligations with the counterparties at the reporting date. However, considerable judgment is required to interpret market data to develop the estimates of fair value. Accordingly, the estimates presented herein are not necessarily indicative of the amounts the Bank could realize in a current market exchange. The use of different market assumptions and/or estimation methodologies may have a material effect on the estimated fair value amounts.

Cash and short-term investments.

The nature of these instruments and their relatively short maturities provides for the reporting of fair value equal to the historical cost.

Investment securities.

The fair value of investment securities is based on quoted market prices.

Loans.

The estimate of the fair value of the loan portfolio is estimated based on present values using applicable spreads to the U.S. Treasury curve.

Deposits.

The fair value of all demand accounts is the amount payable at the report date. For all other deposits, the fair value is determined using the discounted cash flow method. The discount rate was equal to the rate currently offered on similar products.

                                     December 31, 1995

                                    Carrying     Estimated
                                      Amount     Fair Value
                                     (000's)     (000')

Financial Assets:
  Cash and short term investments   $  6,917   $  6,917
  Investment securities               15,370     15,365
  Net loans                           68,447     68,771

Financial Liabilities:
  Demand deposits                     45,564     45,564
  Time deposits                       40,187     40,283

                                    ANNEX I

                      AGREEMENT AND PLAN OF REORGANIZATION

                                     among

                       MAINSTREET BANKGROUP INCORPORATED

                        BH ACQUISITION SUBSIDIARY, INC.,

                                      and

                                  HANOVER BANK

                                  May 10, 1996

                                   ARTICLE I

                                    General

1.1   Bank Merger........................................................  2
1.2   Issuance of BankGroup Common Stock.................................  2
1.3   Taking of Necessary Action.........................................  2
1.4   Directors and Officers.............................................  2

                                   ARTICLE II

                 Effect of Transaction on Common Stock of Bank

2.1   Conversion of Stock................................................  3
2.2   Cash Election......................................................  4
2.3   Manner of Exchange.................................................  4
2.4   Bank Options.......................................................  6
2.5   Dissenting Shares..................................................  7
2.6   No Fractional Shares...............................................  7

                                  ARTICLE III

                         Representations and Warranties

3.1   Representations and Warranties of Bank.............................  7
      (a)  Organization, Standing and Power..............................  7
      (b)  Capital Structure; Subsidiaries...............................  8
      (c)  Authority.....................................................  8
      (d)  Investments...................................................  9
      (e)  Financial Statements..........................................  9
      (f)  Absence of Undisclosed Liabilities............................ 10
      (g)  Tax Matters................................................... 11
      (h)  Options, Warrants and Related Matters......................... 12
      (i)  Property; Leases.............................................. 12
      (j)  Employees..................................................... 13
      (k)  Certain Contracts............................................. 14
      (l)  Employment Contracts and Related Matters...................... 14
      (m)  Real Estate................................................... 14
      (n)  Affiliates.................................................... 14
      (o)  Agreements in Force and Effect................................ 14
      (p)  Legal Proceedings; Compliance with Laws....................... 15
      (q)  Employee Benefit Plans........................................ 16
      (r)  Insurance..................................................... 18

      (s)  Loan Portfolio................................................ 19
      (t)  Absence of Changes............................................ 20
      (u)  Brokers and Finders........................................... 20
      (v)  Securities Portfolio.......................................... 20
      (w)  Reports....................................................... 20
      (x)  Environmental Matters......................................... 21
      (y)  Disclosure.................................................... 23

3.2   Representations and Warranties of BankGroup........................ 23
      (a)  Organization, Standing and Power.............................. 23
      (b)  Capital Structure............................................. 23
      (c)  Authority..................................................... 24
      (d)  Financial Statements.......................................... 25
      (e)  Absence of Undisclosed Liabilities............................ 26
      (f)  Absence of Changes............................................ 26
      (g)  Brokers and Finders........................................... 26
      (h)  Options, Warrants and Related Matters......................... 27
      (i)  Reports....................................................... 27
      (j)  Legal Proceedings; Compliance with Laws....................... 27
      (k)  Employee Benefits Plan........................................ 28
      (l)  Insurance..................................................... 29
      (m)  Loan Portfolio................................................ 30
      (n)  Absence of Changes............................................ 30
      (o)  Securities Portfolio.......................................... 30
      (p)  Environmental Matters......................................... 31
      (q)  Disclosure.................................................... 31


                                   ARTICLE IV

                       Conduct and Transactions Prior to
                       Effective Time of the Bank Merger

4.1   Access to Records and Properties of BankGroup and Bank............. 32
4.2   Registration Statement; Proxy Statement; Shareholder Approval...... 33
4.3   Operation of the Business of Bank.................................. 34
4.4   No Solicitation.................................................... 36
4.5   Dividends.......................................................... 37
4.6   Regulatory Filings................................................. 37
4.7   Tax Opinion........................................................ 37
4.8   Public Announcements............................................... 37
4.9   Transactions in BankGroup Common Stock............................. 37
4.10  BankGroup Rights Agreement......................................... 38
4.11  Accounting Treatment............................................... 38

4.12  Agreement as to Efforts to Consummate.............................. 38
4.13  Adverse Changes in Condition....................................... 38
4.14  Updating of Schedules.............................................. 39

                                   ARTICLE V

                           Conditions of Transaction

5.1   Conditions of Obligations of BankGroup............................. 39
      (a)  Representations and Warranties; Performance of
           Obligations; No Adverse Change................................ 39
      (b)  Authorization of Transaction.................................. 40
      (c)  Opinion of Counsel............................................ 40
      (d)  Registration Statement........................................ 43
      (e)  Tax Opinion................................................... 43
      (f)  Regulatory Approvals.......................................... 44
      (g)  Affiliate Letters............................................. 44
      (h)  Provision for Loan Losses..................................... 45
      (i)  Accounting Treatment.......................................... 45
      (j)  Acceptance by BankGroup Counsel............................... 45

5.2   Conditions of Obligations of Bank.................................. 45
      (a)  Representations and Warranties; Performance of
           Obligations; No Adverse Change................................ 45
      (b)  Authorization of Transaction.................................. 46
      (c)  Opinion of Counsel............................................ 46
      (d)  Registration Statement........................................ 48
      (e)  Regulatory Approvals.......................................... 49
      (f)  Tax Opinion................................................... 49
      (g)  Fairness Opinion.............................................. 49
      (h)  Acceptance by Bank's Counsel.................................. 49

                                   ARTICLE VI

                      Closing Date; Effective Time of the
                             Holding Company Merger

6.1   Closing Date....................................................... 50
6.2   Filings at Closing................................................. 50
6.3   Effective Time..................................................... 50

                                  ARTICLE VII

                    Termination; Survival of Representations
                 Warranties and Covenants; Waiver and Amendment

7.1   Termination........................................................ 51
7.2   Effect of Termination.............................................. 53
7.3   Survival of Representations, Warranties and Covenants.............. 54
7.4   Waiver and Amendment............................................... 54

                                  ARTICLE VIII

                              Additional Covenants

8.1   Registration Statement............................................. 54
8.2   Employee Benefits.................................................. 55
8.3   Indemnification.................................................... 55

                                   ARTICLE IX

                                 Miscellaneous

9.1   Expenses........................................................... 56
9.2   Entire Agreement................................................... 56
9.3   Descriptive Headings............................................... 56
9.4   Notices............................................................ 56
9.5   Counterparts....................................................... 57
9.6   Governing Law...................................................... 57


Exhibit A -     Plan of Merger

    SCHEDULE                     DESCRIPTION           SECTION IN AGREEMENT

        A             Bank Articles of Association     3.1(a)

        B             Bank Bylaws                      3.1(a)

        C             Securities Owned by Bank         3.1(b), 3.1(d), 3.1(d)

        D             Bank Conflicts, Breaches or      3.1(c)
                      Defaults

        E             Bank Financial Statements        3.1(e)

        F             Bank Tax Matters                 3.1(g), 3.1(g), 3.1(g)

        G             Salary Rates and Bank Common     3.1(j)
                      Stock Owned by Employees and
                      Directors of Bank; Owners of
                      5% of Bank Common Stock;
                      Outstanding Unexercised
                      Options, Warrants, Calls,
                      Commitments or Agreements


        H             Notes, Bonds, Mortgages,         3.1(k), 5.1(c)(vi),
                      Indentures, Licenses, Lease      5.1(c)(viii)
                      Agreements and Other Contracts
                      of Bank

        I             Employment Contracts and         3.1(l), 3.1(q)(i),
                      Related Matters of Bank          3.1(q)(i), 3.1(q)(vii),
                                                       3.1(q)(viii)

        J             Real Estate Owned or Leased      3.1(m)
                      by Bank

        K             Bank Affiliates                  3.1(n), 5.1(c)(iv)

        L             Bank Legal Proceedings           3.1(p), 3.1(p),
                                                       3.1(p)

        M             Bank Insurance                   3.1(r)

        N             Bank Loans                       3.1(s), 3.1(s)

        O             Bank Material Adverse Changes    3.1(t)

        P             Bank Environmental Matters       3.1(x)

        Q             BankGroup Options, Warrants      3.2(h)
                      Calls, etc.

        R             BankGroup Litigation             3.2(j), 5.2(c)(viii)

        S             BankGroup Environmental
                      Matters                          3.2(p)

        T             BankGroup Contingencies          3.2(e)

        U             Bank Salary Adjustments          4.3

        V             Waiting Periods for BankGroup    8.2
                      Employee Plans

                      AGREEMENT AND PLAN OF REORGANIZATION

    This AGREEMENT AND PLAN OF REORGANIZATION (the "Agreement"), dated as of May 10, 1996 by and among MainStreet BankGroup Incorporated, a Virginia corporation ("BankGroup"), BH Acquisition Subsidiary, Inc., a Virginia banking corporation wholly-owned by BankGroup ("Acquisition"), and Hanover Bank, a Virginia banking corporation ("Bank"), recites and provides:

    A. The boards of directors of BankGroup and Bank deem it advisable to merge Acquisition into Bank (the "Bank Merger") pursuant to this Agreement, the Plan of Merger attached as Exhibit A (the "Plan of Merger") and the provisions of Va. Code ss. 6.1-43 whereby the holders of shares of common stock of Bank ("Bank Common Stock") will receive common stock of BankGroup ("BankGroup Common Stock") or cash in exchange therefor.

    B. To effectuate the foregoing, the parties desire to adopt a plan of reorganization in accordance with the provisions of Section 368(a) of the United States Internal Revenue Code, as amended (the "Code").

    C. BankGroup and Bank have entered into a Stock Option Agreement dated May 3, 1996 (the "Option Agreement") pursuant to which Bank has granted BankGroup an option to purchase shares of Bank Common Stock in accordance with the terms of such Option Agreement.

    NOW, THEREFORE, in consideration of the mutual benefits to be derived from this Agreement, and of the representations, warranties, conditions and promises herein contained, BankGroup, Acquisition and Bank adopt this Agreement whereby at the "Effective Time of the Bank Merger" (as defined in Article VI) Acquisition shall be merged into Bank in accordance with the Plan of Merger. The outstanding shares of Bank Common Stock shall be converted into shares of BankGroup Common Stock or cash on the basis, terms and conditions contained herein and in the Plan of Merger. In connection therewith, the parties hereto agree as follows:

                                   ARTICLE I

                                    General

        1.1 Bank Merger. Subject to the provisions of this Agreement, the Revised Plan of Merger and Va. Code ss. 6.1-43, at the Effective Time of the Bank Merger, Bank shall be merged with and into Acquisition and the separate existence of the Bank shall cease.

        1.2 Issuance of BankGroup Common Stock. BankGroup agrees that at the Effective Time of the Bank Merger, it will issue BankGroup Common Stock to the extent set forth in, and in accordance with, the terms of this Agreement and the Plan of Merger.

        1.3 Taking of Necessary Action. Prior to and after the Effective Time of the Bank Merger, subject to the provisions of this Agreement, BankGroup, Acquisition and Bank, respectively, each shall take all such action as may be necessary or appropriate to effect the Bank Merger. Such "necessary action" shall include, without limitation, the adoption by Acquisition of Bank's then existing Bylaws and Articles, of Bank's then existing Board of Directors, and the name "Hanover Bank".

        1.4 Directors and Officers. At its first meeting following the Effective Time of the Bank Merger, BankGroup agrees to increase the number of members of BankGroup's Board of Directors by one and to elect Phillip W. Dean to fill the resulting vacancy. Mr. Dean's eligibility for and election at BankGroup's next following Annual Meeting of Shareholders will be governed by BankGroup's Bylaws.

                                   ARTICLE II

                 Effect of Transaction on Common Stock of Bank

        2.1    Conversion of Stock.  At the Effective Time of the Bank Merger:

        (a) Each share of Bank Common Stock issued and outstanding at the Effective Time of the Bank Merger (other than shares held by BankGroup and shares to be exchanged for cash) shall, and without any action by the holder thereof, be converted into a number of shares of BankGroup Common Stock equal to the quotient (rounded to the nearest one one-thousandth) of $15.25 divided by the average of the closing sales price (the "BankGroup Stock Price") for BankGroup Common Stock as reported on the Nasdaq National Market for the 10 trading day period ending on the 20th day prior to the Closing Date (as defined herein) (the "Exchange Ratio"). If such quotient is less than 0.884, the Exchange Ratio shall be 0.884; provided that if the BankGroup Stock Price exceeds $20.50, the Exchange Ratio shall be adjusted to equal the quotient of $18.125 divided by the BankGroup Stock Price. If such quotient is greater than 1.034, the Exchange Ratio shall be 1.034. All such shares of BankGroup Common Stock shall be validly issued, fully paid and nonassessable. The Exchange Ratio shall be subject to adjustment as provided in Section 7.1(g).

               (b) The Exchange Ratio at the Effective Time of the Bank Merger shall be adjusted to reflect any consolidation, split-up, other subdivisions or combinations of BankGroup Common Stock, any dividend payable in BankGroup Common Stock, or any capital reorganization involving the reclassification of BankGroup Common Stock subsequent to the date of this Agreement.

        2.2 Cash Election. Each holder of Bank Common Stock will be given the option of exchanging all, but not less than all, of his or her shares for $15.25 cash per share (subject to all applicable withholding taxes). The number of shares that may be exchanged for cash, when added to fractional shares settled in cash, cannot exceed 9.90% of outstanding shares of Bank Common Stock to preserve the "pooling of interests" accounting treatment of the Bank Merger. The cash election must be made at the time Bank shareholders vote on the Merger, and, once the Merger vote has been taken, cash elections shall be irrevocable. If the aggregate of fractional shares settled for cash and shares as respects which a cash election is made exceeds 9.90% of the outstanding shares of Bank Common Stock, shares submitted for cash purchase will be chosen by lot to accommodate the "pooling of interests" accounting requirement that a shareholder who chooses the cash election must have all of his or her shares purchased for cash. Shareholders who submit their shares for cash purchase but are not chosen in the lottery will have his or her shares exchanged for BankGroup Common Stock (plus cash in lieu of fractional shares) at the Exchange Ratio. If the aggregate of fractional shares settled for cash and shares as respects which a cash election is made does not exceed 9.90% of the outstanding shares of Bank Common Stock, all shares submitted for cash will be exchanged for cash.

        2.3 Manner of Exchange. Bank shareholders who elect to exchange all of their shares of Bank Common Stock for cash must submit certificates for the shares being exchanged for cash at or prior to the meeting of Bank's shareholders referred to in Section 4.2. After the Effective Date of the Bank Merger, each holder of a certificate theretofore representing outstanding shares of Bank Common Stock, shall surrender such certificate to Registrar and Transfer Company (which shall act as exchange agent), unless previously surrendered to Bank in connection with exercise of the cash election. All Bank shareholders must complete a Letter of Transmittal in order to be entitled to receive in exchange a certificate or certificates representing the number of full shares of BankGroup Common Stock for which shares of Bank Common Stock theretofore represented by the certificate or certificates so surrendered shall have been exchanged as provided in this Article II, or cash. Until so surrendered, each outstanding certificate which, prior to the Effective Date of the Bank Merger, represented Bank Common Stock will be deemed to evidence the right to receive the number of full shares of BankGroup Common Stock into which the shares of Bank Common Stock represented thereby may be converted, or $15.25 cash if the cash election provided in Section 2.2 was chosen, and, after the Effective Date of the Bank Merger (unless the cash election was chosen), will be deemed for all corporate purposes of BankGroup to evidence ownership of the number of full shares of BankGroup Common Stock into which the shares of Bank Common Stock represented thereby were converted. Until such outstanding certificates formerly representing Bank Common Stock are surrendered, no dividend payable to holders of record of BankGroup Common Stock for any period as of any date subsequent to the Effective Date of the Bank Merger shall be paid to the holder of such outstanding certificates in respect thereof. After the Effective Date of the Bank Merger there shall be no further registry of transfer on the records of Bank of shares of Bank Common Stock. If a certificate representing such shares is presented to the exchange agent, it shall be canceled and exchanged for a certificate representing shares of BankGroup Common Stock as herein provided. BankGroup will also issue a certificate in exchange for shares evidenced by lost certificate(s) provided the record owner thereof provides BankGroup with such substantiation, [continues on page six] indemnification and security as BankGroup may reasonably require. Upon surrender of certificates of Bank Common Stock in exchange for BankGroup Common Stock, there shall be paid to the recordholder of the certificates of BankGroup Common Stock issued in exchange thereof (i) the amount of dividends theretofore paid with respect to such full shares of BankGroup Common Stock as of any date subsequent to the Effective Date of the Bank Merger which have not yet been paid to a public official pursuant to abandoned property laws and (ii) at the appropriate payment date the amount of dividends with a record date after the Effective Date of the Bank Merger, but prior to surrender and payment date subsequent to surrender. No interest shall be payable with respect to such dividends upon surrender of outstanding certificates.

        2.4 Bank Options. At the Effective Time of the Bank Merger, as provided in the Plan of Merger, outstanding options to acquire Bank Common Stock ("Bank Options"), which options are identified on Schedule G and which have not been exercised before the Effective Time of the Bank Merger, shall be converted, based on the Exchange Ratio, into options to acquire BankGroup Common Stock ("BankGroup Options"). The BankGroup Options shall have the same terms and conditions as the Bank Options, except that the exercise price per share of BankGroup Common Stock under a BankGroup Option shall be equal to the exercise price per share of Bank Common Stock under the Bank Option divided by the Exchange Ratio (rounded up to the nearest cent), and the number of shares of BankGroup Common Stock issuable upon the exercise of each BankGroup Option shall be equal to the number of shares covered by each Bank Option, multiplied by the Exchange Ratio.

        2.5 Dissenting Shares. Holders of Bank Common Stock do not have the right to dissent and demand payment of fair value, as provided in Va. Code ss. 6.1-43.

        2.6 No Fractional Shares. No certificates or scrip for fractional shares of BankGroup Common Stock will be issued. In lieu thereof, BankGroup will pay the value of such fractional shares in cash (subject to all applicable withholding taxes), for which purpose BankGroup Common Stock shall be valued at the BankGroup Stock Price.

                                  ARTICLE III

                         Representations and Warranties

        3.1 Representations and Warranties of Bank. Bank represents and warrants to BankGroup as follows:

               (a) Organization, Standing and Power. Bank is a Virginia banking corporation duly organized, validly existing and in good standing under the laws of Virginia and has all requisite power and authority to own, lease and operate its properties and to carry on its business as now being conducted and, subject to the approval of the Plan of Merger by shareholders of Bank as contemplated by
Section 4.2, to perform this Agreement and to effect the transactions contemplated hereby. Bank's Articles of Incorporation and all amendments thereto to the date hereof and Bank's Bylaws as amended to the date hereof are attached hereto as Schedule A and Schedule B, respectively. Bank's deposits are insured by the Bank Insurance Fund of the Federal Deposit Insurance Corporation ("FDIC") to the maximum extent permitted by law. Bank is a member bank of the Federal Reserve System.

               (b) Capital Structure; Subsidiaries. Bank's authorized capital stock at March 31, 1996 consists of 3,000,000 shares of Common Stock. As of the Effective Time of the Bank Merger, no more than 1,616,836 shares of Bank Common Stock will be issued and outstanding, which number reflects the potential exercise of all outstanding Bank Options, and all of the issued and outstanding shares of Bank Common Stock are and will be validly issued, fully paid and nonassessable. Bank has no subsidiaries, except HB Services, Inc., a Virginia corporation.

        Except as disclosed on Schedule C, Bank knows of no person who beneficially owns 5% or more of outstanding Bank Common Stock.

               (c) Authority. Subject to the approval of the Plan of Merger by shareholders of Bank as contemplated by Section 4.2 hereof, the execution and delivery of this Agreement and the consummation of the transactions contemplated hereby and by the Plan of Merger have been duly and validly authorized by all necessary action on the part of Bank, and this Agreement is a valid and binding obligation of Bank, enforceable in accordance with its terms. The execution and delivery of this Agreement, the consummation of the transactions contemplated hereby and by the Plan of Merger and compliance by Bank with any of the provisions hereof will not, except as noted on Schedule D, (i) conflict with or result in a breach of any provision of Bank's Articles of Incorporation or Bylaws or a default (or give rise to any right of termination, cancellation or acceleration) under any of the terms, conditions or provisions of any note, bond, debenture, mortgage, indenture, license, material agreement or other material instrument or obligation to which Bank is a party, by which Bank or any of its properties or assets may be bound (except for such conflict, breach or default, as to which requisite waivers or consents shall have been obtained by Bank prior to the Effective Time of the Bank Merger or the obtaining of which shall have been waived by BankGroup); or (ii) violate any order, writ, injunction, decree, statute, rule or regulation applicable to Bank or any of its properties or assets. No consent or approval by any governmental authority, other than compliance with applicable federal and state corporate, securities and banking laws, and regulations of the Board of Governors of the Federal Reserve System (the "Federal Reserve Board"), and the State Corporation Commission of Virginia ("SCC"), is required in connection with the execution and delivery by Bank of this Agreement or the consummation by Bank of the transactions contemplated hereby or by the Plan of Merger.

               (d) Investments. All securities owned by Bank of record and beneficially are free and clear of all mortgages, liens, pledges, encumbrances or any other restriction, whether contractual or statutory, which would materially impair the ability of Bank freely to dispose of any such security at any time, except as noted on Schedule C. Any securities owned of record by Bank in an amount equal to 5% or more of the issued and outstanding voting securities of the issuer thereof have been noted on Schedule C. There are no voting trusts or other agreements or undertakings with respect to the voting of such securities. With respect to all repurchase agreements to which Bank is a party, Bank has a valid, perfected first lien or security interest in the government securities or other collateral securing the repurchase agreement, and the value of the collateral securing each such repurchase agreement equals or exceeds the amount of the debt secured by such collateral under such agreement.

               (e) Financial Statements. Schedule E contains copies of the following financial statements of Bank (the "Bank Financial Statements"):

                       (i) Balance Sheets as of March 31, 1996 and December 31, 1995 and 1994;

                      (ii) Statements of Income for each of the quarters ended March 31, 1996 and 1995 and each of the three years ended December 31, 1995, 1994 and 1993;

                     (iii) Statements of Changes in Stockholders' Equity for each of the quarters ended March 31, 1996 and 1995 and each of the three years ended December 31, 1995, 1994 and 1993; and

                      (iv) Statements of Cash Flows for each of the three years ended December 31, 1995, 1994 and 1993.

        Such financial statements and the notes thereto have been prepared in accordance with generally accepted accounting principles applied on a consistent basis throughout the periods indicated. Each of such statements of financial condition, together with the notes thereto, presents fairly as of its date the financial condition and assets and liabilities of Bank. Such statements of operations, statements of stockholders' equity and statements of cash flows, together with the notes thereto, present fairly the results of operations of Bank for the periods indicated.

        Subject to the limitations imposed by federal and Virginia laws applicable to state banks, and except as disclosed in the Bank Financial Statements, there are no restrictions precluding Bank from paying dividends when, as, and if declared by its board of directors.

               (f) Absence of Undisclosed Liabilities. At December 31, 1995, and at March 31, 1996, Bank had no obligations or liabilities (contingent or otherwise) of any nature that were not reflected in the Bank Financial Statements as of such date, or disclosed in the notes thereto, except for those which in the aggregate are immaterial or disclosed in Schedules specifically referred to herein.

               (g) Tax Matters. Bank has filed or (in the case of returns or reports not yet due) will file all tax returns and reports required to have been filed by or for it before the Effective Time of the Bank Merger, and all information set forth in such returns or reports is or (in the case of such returns or reports not yet due) will be accurate and complete in all material respects. Bank has paid or made adequate provision in all material respects for (or with respect to returns or reports not filed before the Effective Time of the Bank Merger will pay or make adequate provision for) all taxes, additions to tax, penalties, and interest for all periods covered by those returns or reports. Except as disclosed on Schedule F, there are, and at the Effective Time of the Bank Merger will be, no unpaid taxes, additions to tax, penalties, or interest due and payable by Bank or by any other person that are or could become a lien on any asset or otherwise adversely affect the business, property or financial condition of Bank. Bank has collected or withheld, or will collect or withhold before the Effective Time of the Bank Merger, all amounts required to be collected or withheld by it for any taxes, and all such amounts have been, or before the Effective Time of the Bank Merger will have been, paid to the appropriate governmental agencies or set aside in appropriate accounts for future payment when due. Bank is in material compliance with, and its records contain all information and documents (including, without limitation, properly completed IRS Forms W-9) necessary to comply in all material respects with, all information reporting and tax withholding requirements under federal, state, and local laws, rules, and regulations, and such records identify with specificity all accounts subject to backup withholding under Section 3406 of the Code. The balance sheets contained in the Bank Financial Statements fully and properly reflect, as of the dates thereof, the aggregate liabilities of Bank for all accrued taxes, additions to tax, penalties and interest. For periods ending after December 31, 1995, the books and records of Bank fully and properly reflect its liability for all accrued taxes, additions to tax, penalties and interest. Except as disclosed in Schedule F, no tax return or report of Bank is under examination by any taxing authority or the subject of any administrative or judicial proceeding, Bank has not granted (nor is it subject to) any waiver of the period of limitations for the assessment of tax for any currently open taxable period, and no unpaid tax deficiency has been asserted against or with respect to Bank by any taxing authority. Bank has not made or entered into, and holds no asset subject to, a consent filed pursuant to Section 341(f) of the Code and the regulations thereunder or a "safe harbor lease" subject to former
Section 168(f)(8) of the Code and the regulations thereunder. Schedule F describes all tax elections, consents and agreements affecting Bank for any tax period beginning on or after January 1, 1989, and all such material elections, consents and agreements for any prior period. To the best knowledge of Bank, no Bank shareholder is a "foreign person" for purposes of Section 1445 of the Code.

               (h) Options, Warrants and Related Matters. There are no outstanding unexercised options, warrants, calls, commitments or agreements of any character to which Bank is a party or by which it is bound calling for the issuance of securities of Bank or any security representing the right to purchase or otherwise receive any such security, except (i) as set forth on Schedule G and (ii) the Option Agreement.

               (i)    Property; Leases.   Bank owns (or enjoys use of under
capital leases) all property reflected on the Bank Financial Statements as of December 31, 1995 and March 31,

1996 (except personal property sold or otherwise disposed of in the ordinary course of business). All property shown as being owned is owned free and clear of all mortgages, liens, pledges, charges or encumbrances of any nature whatsoever, except those referred to in the notes to the Bank Financial Statements, liens for current taxes not yet due and payable, any unfiled mechanics' liens and such encumbrances and imperfections of title, if any, as are not substantial in character or amount or otherwise materially impair business operations.

        The capital leases, if any, relating to leased property are valid and subsisting and there does not exist with respect to Bank's obligations thereunder any material default or event or condition which, after notice or lapse of time or both, would constitute a material default thereunder. There is no condemnation proceeding pending or threatened which would preclude or impair the use of any property as presently being used in the conduct of Bank's business. Such leases are reflected in the Bank Financial Statements.

        All property and assets material to the business or operations of Bank are in substantially good operating condition and repair and such property and assets are adequate for the business and operations of Bank as currently conducted.

        No notice of violation of zoning laws, building or fire codes or other statutes, ordinances or regulations relating to the operations of Bank has been received by Bank.

               (j) Employees. Schedule G lists (A) name of, current annual salary rates for, and the number of shares of Bank Common Stock owned beneficially by, all present employees of Bank who each are presently scheduled to receive a salary in excess of $50,000 during the year ending December 31, 1996; (B) the number of shares of Bank Common Stock owned beneficially by each director of Bank; (C) the names of and the number of shares of Bank

Common Stock owned by each person who, to the knowledge of Bank, beneficially owns 5% or more of the outstanding Bank Common Stock; and (D) the names of all holders of Bank Options and the number of Bank Options held by each such person and the exercise price of each such Bank Option.

               (k) Certain Contracts. Schedule H lists all notes, bonds, mortgages, indentures, licenses, lease agreements and other contracts and obligations to which Bank is a party, except for loans made by Bank, commitments to lend by Bank and those entered into by Bank in the ordinary course of business consistent with prior practices and that do not involve more than $50,000.

               (l) Employment Contracts and Related Matters. Except in all cases as set forth on Schedule I, Bank is not a party to (A) any employment contract not terminable at the option of Bank without liability; (B) any retirement, stock option, profit sharing or pension plan or thrift plan or agreement or employee benefit plan (as defined in Section 3 of the Employee Retirement Income Security Act of 1974); (C) any management or consulting agreement not terminable at the option of Bank without liability; or (D) any union or labor agreement.

               (m) Real Estate. Schedule J describes all interests in real property owned, leased or otherwise claimed by Bank, including "other real estate owned."

               (n) Affiliates. Schedule K sets forth the names and number of shares of Bank Common Stock owned beneficially or of record by any persons Bank considers to be affiliates ("Bank Affiliates") as that term is defined for purposes of Rule 145 under the 1933 Act.

               (o) Agreements in Force and Effect. All material contracts, agreements, plans, leases, policies and licenses referred to in any Schedule of Bank referred to herein are valid and in full force and effect, and Bank has not breached any material provision of, nor are in default in any material respect under the terms of, any such contract, agreement, plan, lease, policy or license.

               (p) Legal Proceedings; Compliance with Laws. Except as set forth in Schedule L, there is no legal, administrative, arbitration or other proceeding or governmental investigation pending (including any legal, administrative, arbitration or other proceeding or governmental investigation pending involving a violation of the federal antitrust laws), or, to the knowledge of Bank's management, threatened or probable of assertion, which might result in money damages payable by Bank in excess of insurance coverage, which might result in a permanent injunction against Bank, which might result in a change in the zoning or building ordinances materially affecting the property or leasehold interests of Bank, or which otherwise, either individually or in the aggregate, is likely to have a material adverse affect on Bank. Except as set forth in Schedule L, Bank has complied in all material respects with any laws, ordinances, requirements, regulations or orders applicable to its business (including environmental laws, ordinances, requirements, regulations or orders). Bank has all licenses, permits, orders or approvals of any federal, state, local or foreign governmental or regulatory body (collectively, "Permits") that are material to or necessary for the conduct of the business of Bank; the Permits are in full force and effect; no violations are or have been recorded in respect of any Permits, nor has Bank received notice of any such violation; and no proceeding is pending or, to the knowledge of Bank, threatened or probable of assertion to revise, revoke or limit any Permit. Except as set forth in Schedule L, Bank has not entered into any agreements or written understandings with the SCC, the FDIC, the Federal Reserve Board or any other regulatory authority. Bank is not subject to any judgment, order, writ, injunction or decree which materially adversely affects, or might reasonably be expected to materially adversely affect, the condition (financial or otherwise), business or prospects of Bank.

               (q)    Employee Benefit Plans.

                       (i) Schedule I includes a correct and complete list of, and BankGroup has been furnished a true and correct copy of, (A) all qualified pension and profit-sharing plans, all deferred compensation, consultant, severance, thrift, option, bonus and group insurance contracts and all other incentive, welfare and employee benefit plans, trust, annuity or other funding agreements, and all other agreements that are presently in effect, or have been approved prior to the date hereof, for the benefit of employees or former employees of Bank, or the dependents or beneficiaries of any employee or former employee of Bank, whether or not subject to ERISA (the "Employee Plans"); (B) the most recent actuarial and financial reports prepared or required to be prepared with respect to any Employee Plan; and (C) the most recent annual reports filed with any governmental agency, the most recent favorable determination letter issued by the Internal Revenue Service, and any open requests for rulings or determination letters, that pertain to any such qualified Employee Plan. Schedule I identifies each Employee Plan that is intended to be qualified under Section 401(a) of the Code and each such plan is qualified.

                      (ii) Neither Bank nor any employee pension benefit plan (as defined in Section 3(2) of ERISA (a "Pension Plan")) maintained or previously maintained by it, has incurred any material liability to the Pension Benefit Guaranty Corporation ("PBGC") or to the Internal Revenue Service with respect to any Pension Plan. There is not currently pending with the PBGC any filing with respect to any reportable event under Section 4043 of ERISA nor has any reportable event occurred as to which a filing is required and has not been made.

                      (iii) Full payment has been made (or proper accruals have been established) of all contributions which are required for periods prior to the Closing Date under the terms of each Employee Plan, ERISA, or a collective bargaining agreement. No accumulated funding deficiency (as defined in Section 302 of ERISA or Section 412 of the Code) whether or not waived, exists with respect to any Pension Plan (including any Pension Plan previously maintained by Bank). There is no "unfunded current liability" (as defined in Section 412 of the Code) with respect to any Pension Plan.

                      (iv) No Employee Plan is a "multiemployer plan" (as defined in Section 3(37) of ERISA). Bank has not incurred any liability under
Section 4201 of ERISA for a complete or partial withdrawal from a multiemployer plan (as defined in Section 3(37) of ERISA). Bank has not participated in or agreed to participate in, a multiemployer plan (as defined in Section 3(37) of ERISA).

                       (v) All Employee Plans that are "employee benefit plans", as defined in Section 3(3) of ERISA, that are maintained by or were previously maintained by Bank comply and have been administered in compliance in all material respects with ERISA and all other legal requirements, including the terms of such plans, collective bargaining agreements and securities laws. Bank does not have any material liability under any such plan that is not reflected in the Bank Financial Statements.

                      (vi) No prohibited transaction has occurred with respect to any Employee Plan that is an "employee benefit plan" (as defined in Section 3(3) of ERISA) maintained by Bank or any "employee benefit plan" previously maintained by Bank that would result, directly or indirectly, in material liability under ERISA or in the imposition of a material excise tax under Section 4975 of the Code.

                      (vii) Schedule I identifies each Employee Plan that is an "employee welfare benefit plan" (as defined in Section 3(1) of ERISA) and which is funded. The funding under each such plan does not exceed the limitations under Section 419A(b) or 419A(c) of the Code. Bank is not subject to taxation on the income of any such plan or any such plan previously maintained by Bank.

                      (viii) Schedule I identifies the method of funding (including any individual accounting) and funded status for all post-retirement medical or life insurance benefits for the employees of Bank.

               (r) Insurance. All policies or binders of fire, liability, product liability, workmen's compensation, vehicular and other insurance held by or on behalf of Bank are described on Schedule M and are valid and enforceable in accordance with their terms, are in full force and effect, and insure against risks and liabilities to the extent and in the manner customary for the industry and are deemed appropriate and sufficient by Bank. Bank is not in default with respect to any provision contained in any such policy or binder and has not failed to give any notice or present any claim under any such policy or binder in due and timely fashion. Bank has not received notice of cancellation or non-renewal of any such policy or binder. Bank has no knowledge of any inaccuracy in any application for such policies or binders, any failure to pay premiums when due or any similar state of facts that might form the basis for termination of any such insurance. Bank has no knowledge of any state of facts or of the occurrence of any event that is reasonably likely to form the basis for any material claim against it not fully covered (except to the extent of any applicable deductible) by the policies or binders referred to above. Bank has not received notice from any of its insurance carriers that any insurance premiums will be materially increased in the future or that any such insurance coverage will not be available in the future on substantially the same terms as now in effect.

               (s) Loan Portfolio. Each loan outstanding on the books of Bank is reflected correctly in all material respects by the loan documentation, was made in all material respects in the ordinary course of business, was not known to be uncollectible at the time it was made, and was made in all material respects in accordance with Bank's standard loan policies. The records of Bank regarding all loans outstanding on its books are accurate in all material respects. The reserves for possible loan losses on the outstanding loans of Bank and the reserves for "other real estate owned" by Bank as reflected in the Bank Financial Statements, have been established in accordance with generally accepted accounting principles and with the requirements of the SCC, and, in the best judgment of the management of Bank, are adequate to absorb all material known and anticipated loan losses in the loan portfolio of Bank, and any losses associated with "other real estate owned" or held by Bank. Except as identified on Schedule N, no loan in excess of $50,000 has been classified as of the date hereof by Bank or regulatory examiners as "Other Loans Specifically Mentioned", "Substandard", "Doubtful" or "Loss". Except as identified on Schedule N, each loan reflected as an asset on the Bank balance sheets is, to the knowledge of Bank, the legal, valid and binding obligation of the obligor and any guarantor, enforceable in accordance with its terms, subject to bankruptcy, insolvency, fraudulent conveyance and other laws of general applicability relating to or affecting creditor's rights and to general equity principles, and no defense, offset or counterclaim has been asserted with respect to any such loan which, if successful, would have a material adverse effect on the financial condition, results of operations, business or prospects of Bank.

               (t) Absence of Changes. Except as set forth in Schedule O, since December 31, 1995 and March 31, 1996, there has not been any material adverse change in the condition (financial or otherwise), aggregate assets or liabilities, earnings or business of Bank. Since such date the business of Bank has been conducted only in the ordinary course.

               (u) Brokers and Finders. Neither Bank nor any of its officers, directors or employees have employed any broker or finder or incurred any liability for any brokerage fees, commissions or finders' fees in connection with the transaction contemplated herein except that Bank has retained Scott & Stringfellow, Inc. as its financial advisor. If the Bank Merger is consummated, Bank shall pay, at the closing provided for in Section 6.1, a fee (which shall be inclusive of expenses) to Scott & Stringfellow equal to 0.60% of the sum of
(i) the product obtained by multiplying the BankGroup Stock Price by the number of shares of BankGroup Common Stock issued in the Bank Merger and (ii) the cash paid to shareholders in the cash exchange.

               (v) Securities Portfolio. Since December 31, 1995 and March 31, 1996, there has been no material deterioration in the quality of the portfolio of securities of Bank.

               (w) Reports. Bank has filed all reports and statements, together with any amendments required to be made with respect thereto, that were required to be filed with (i) the SCC; (ii) the FDIC; (iii) the Federal Reserve Board; and (iv) any other governmental or regulatory authority or agency having jurisdiction over its operations. None of such reports or statements, or any amendments thereto, contains any statement that, at the time and in the light of the circumstances under which it was made, was false or misleading with respect to any material fact necessary in order to make the statements contained therein not false or misleading.

               (x) Environmental Matters. For purposes of this Agreement, the following terms shall have the indicated meaning:

        "Environmental Law" means any federal, state or local law, statute, ordinance, rule, regulation, code, license, permit, authorization, approval, consent, order, judgment, decree, injunction or agreement with any governmental entity relating to (i) the protection, preservation or restoration of the environment (including, without limitation, air, water vapor, surface water, groundwater, drinking water supply, surface soil, subsurface soil, plant and animal life or any other natural resource), and/or (ii) the use, storage, recycling, treatment, generation, transportation, processing, handling, labeling, production, release or disposal of Hazardous Substances. The term "Environmental Law" includes without limitation (i) the Comprehensive Environmental Response, Compensation and Liability Act, as amended, 42 U.S.C. ss. 9601, et seq; the Resource Conservation and Recovery Act, as amended, 42 U.S.C. ss. 6901, et seq; the Clean Air Act, as amended, 42 U.S.C. ss. 7401, et seq; the Federal Water Pollution Control Act, as amended, 33 U.S.C. ss. 1251, et seq; the Toxic Substances Control Act, as amended, 15 U.S.C. ss. 9601, et seq; the Emergency Planning and Community Right to Know Act, 42 U.S.C. ss. 11001, et seq; the Safe Drinking Water Act, 42 U.S.C. ss. 300f, et seq; and all comparable state and local laws, and (ii) any common law (including without limitation common law that may impose strict liability) that may impose liability or obligations for injuries or damages due to, or threatened as a result of, the presence of or exposure to any Hazardous Substance.

        "Hazardous Substance" means any substance presently listed, defined, designated or classified as hazardous, toxic, radioactive or dangerous, or otherwise regulated, under any Environmental Law, whether by type or by quantity, including any material containing any such substance as a component. Hazardous Substances include without limitation petroleum or any derivative or by-product thereof, asbestos, radioactive material, and polychlorinated biphenyls.

        "Loan Portfolio Properties and Other Properties Owned" means those properties owned or operated by Bank, including those properties serving as collateral for any loans made by Bank.

        To the best knowledge of Bank, except as set forth in Schedule R,

                      (i) Bank has not been or is in violation of or liable under any Environmental Law;

                      (ii) none of the Loan Portfolio Properties and Other Properties Owned has been or is in violation of or liable under any Environmental Law; and

                      (iii) there are no actions, suits, demands, notices, claims, investigations or proceedings pending or threatened relating to the liability of the Loan Portfolio Properties and Other Properties Owned under any Environmental Law, including without limitation any notices, demand letters or requests for information from any federal or state environmental agency relating to any such liabilities under or violations of Environmental Law, except in the case of clauses (i), (ii) and (iii) above for such violations and liabilities, and actions, suits, demands, notices, claims, investigations or proceedings, which would not singly or in the aggregate have a material adverse effect on the financial condition, results of operations, business or prospects of Bank.

               (y) Disclosure. Except to the extent of any subsequent correction or supplement with respect thereto furnished prior to the date hereof, no written statement, certificate, schedule, list or other written information furnished by or on behalf of Bank at any time to BankGroup, in connection with this Agreement when considered as a whole, contains or will contain any untrue statement of a material fact or omits or will omit to state a material fact necessary in order to make the statements herein or therein, in light of the circumstances under which they were made, not misleading. Each document delivered or to be delivered by Bank to BankGroup is or will be a true and complete copy of such document, unmodified except by another document delivered by Bank.

        3.2 Representations and Warranties of BankGroup. BankGroup represents and warrants to Bank as follows:

               (a) Organization, Standing and Power. (i) BankGroup is a corporation duly organized, validly existing and in good standing under the laws of Virginia and has all requisite corporate power and authority to own, lease and operate its properties, to effect this transaction and to carry on its business as now being conducted. BankGroup has delivered to Bank complete and correct copies of (i) its Articles of Incorporation and all amendments thereto to the date hereof, and (ii) its Bylaws as amended to the date hereof.

                      (ii) Acquisition is a corporation duly organized, validly existing and in good standing under the laws of Virginia. Acquisition was formed as an "interim" Virginia banking corporation solely to facilitate the Merger and has had no prior business operations.

               (b) Capital Structure. As of March 31, 1996, the authorized capital stock of BankGroup consisted of 1,000,000 shares of Preferred Stock and 20,000,000 shares of Common

Stock, of which 8,574,044 shares of BankGroup Common Stock were issued and outstanding. All of such issued and outstanding shares of BankGroup Common Stock were validly issued, fully paid and nonassessable at such date.

        BankGroup owns all of the issued and outstanding common stock of Acquisition free and clear of any liens, claims, encumbrances, charges or rights of third parties of any kind whatsoever.

        BankGroup also owns all of the issued and outstanding capital stock of Piedmont Trust Bank, Bank of Carroll, Bank of Ferrum, First Community Bank of Forest, The First Bank of Stuart and First Community Bank of Saltville (each a "Subsidiary" and together the "Subsidiaries"). The Subsidiaries are duly organized, validly existing and in good standing under the laws of their jurisdiction of incorporation and have all requisite corporate power and authority to own, lease and operate their properties and to carry on their business as now being conducted.

               (c) Authority. Subject to the approval of the issuance of BankGroup Common Stock in the Merger as contemplated by Section 4.2 hereof (if such approval is required by the rules of The Nasdaq Stock Market), the execution and delivery of this Agreement and the consummation of the transactions contemplated hereby have been duly and validly authorized by all necessary action on the part of BankGroup and Acquisition, and this Agreement is a valid and binding obligation of BankGroup and Acquisition, enforceable in accordance with its terms. The execution and delivery of this Agreement, the consummation of the transactions contemplated hereby and compliance by BankGroup and Acquisition with any of the provisions hereof will not (i) conflict with or result in a breach of any provision of BankGroup's, Acquisition's or a Subsidiary's Articles of Incorporation, or any of their respective Bylaws or result in a default (or give rise to any right of termination, cancellation or acceleration) under any of the terms, conditions or provisions of any note, bond, mortgage, indenture, license, agreement or other instrument or to which BankGroup, Acquisition or a Subsidiary is a party, or by which any of them or any of their properties or assets may be bound; or (ii) violate any order, writ, injunction, decree, statute, rule or regulation applicable to BankGroup, Acquisition or a Subsidiary or any of their properties or assets. No consent or approval by any government authority, other than compliance with applicable federal and state corporate, securities and banking laws, and regulations of the United States Securities and Exchange Commission ("SEC"), the Federal Reserve Board, and the SCC are required in connection with the execution and delivery by BankGroup or Acquisition of this Agreement or the consummation by BankGroup and Acquisition of the Bank Plan of Merger.

               (d) Financial Statements. BankGroup has delivered to Bank copies of the following financial statements of BankGroup (the "BankGroup Financial Statements"):

                       (i) Consolidated Balance Sheets as of March 31, 1996 and December 31, 1995 and 1994;

                      (ii) Consolidated Statements of Income for each of the quarters ended March 31, 1996 and 1995 and each of the three years ended December 31, 1995, 1994 and 1993;

                      (iii) Consolidated Statements of Changes in Stockholders' Equity for each of the quarters ended March 31, 1996 and 1995 and each of the three years ended December 31, 1995, 1994 and 1993; and

                      (iv) Consolidated Statements of Cash Flows for each of the quarters ended March 31, 1996 and 1995 and each of the three years ended December 31, 1995, 1994 and 1993.

               Such consolidated financial statements and the notes thereto have been prepared in accordance with generally accepted accounting principles applied on a consistent basis throughout the periods indicated. Each of such consolidated balance sheets, together with the notes thereto, presents fairly as of its date the financial condition and assets and liabilities of BankGroup and the Subsidiaries. The consolidated statements of income, statements of changes in shareholders' equity and statements of cash flows, together with the notes thereto, present fairly the consolidated results of operations of BankGroup and the Subsidiaries for the periods indicated.

               (e) Absence of Undisclosed Liabilities. Except as disclosed on Schedule T, at December 31, 1995 and March 31, 1996, BankGroup and the Subsidiaries had no material liabilities (contingent or otherwise) of any nature which were not reflected on the BankGroup Financial Statements or disclosed in the notes thereto at such date except for those which in the aggregate are immaterial.

               (f) Absence of Changes. Since December 31, 1995 and March 31, 1996, there has not been any material adverse change in the condition (financial or otherwise), aggregate assets or liabilities, earnings or business of BankGroup as reflected on its consolidated financial statements as of such date and for the period then ended.

               (g) Brokers and Finders. Neither BankGroup nor any of its officers, directors or employees has employed any broker or finder or incurred any liability for any brokerage fees, commissions or finders' fees in connection with the Merger.

               (h) Options, Warrants and Related Matters. There are no outstanding unexercised options, warrants, calls, commitments or agreements of any character to which BankGroup is a party or by which it is bound calling for the issuance of securities of BankGroup or any security representing the right to purchase or otherwise receive any such security, except as set forth in Schedule Q.

               (i) Reports. BankGroup and the Subsidiaries have filed all reports and statements, together with any amendments required to be made with respect thereto, that were required to be filed with (i) United States Securities and Exchange Commission (the "SEC"); (ii) the Federal Reserve Board;
(iii) the OCC; (iv) the FDIC; (v) the Bureau of Financial Institutions of the State Corporation Commission of Virginia; and (vi) any other governmental or regulatory authority or agency having jurisdiction over their operations. Each of such reports and documents, including the financial statements, exhibits and schedules thereto, which was filed with the SEC was in form and substance in compliance with the Securities Act of 1933 (the "1933 Act") or the Securities Exchange Act of 1934 (the "1934 Act"), as the case may be. No such report or statement, or any amendments thereto, contains any statement which, at the time and in the light of the circumstances under which it was made, was false or misleading with respect to any material fact necessary in order to make the statements contained therein not false or misleading.

               (j) Legal Proceedings; Compliance with Laws. Except as set forth in Schedule R, there is no legal, administrative, arbitration or other proceeding or governmental investigation pending (including any legal, administrative, arbitration or other proceeding or governmental investigation pending involving a violation of the federal antitrust laws), or, to the knowledge of BankGroup's management, threatened or probable of assertion, which might result in damages payable by BankGroup or any Subsidiary in excess of insurance coverage, which might result in a permanent injunction against Bank or a Subsidiary, which might result in a change in the zoning or building ordinances materially affecting the property or leasehold interests of BankGroup or a Subsidiary, or which otherwise, either individually or in the aggregate, is likely to have a material adverse affect on BankGroup or any Subsidiary. Except as set forth in Schedule R, BankGroup and each Subsidiary has complied in all material respects with any laws, ordinances, requirements, regulations or orders applicable to its business (including environmental laws, ordinances, requirements, regulations or orders). BankGroup and each Subsidiary has all licenses, permits, orders or approvals of any federal, state, local or foreign governmental or regulatory body (collectively, "Permits") that are material to or necessary for the conduct of its business; the Permits are in full force and effect; no violations are or have been recorded in respect of any Permits, nor has BankGroup or any Subsidiary received notice of any such violation; and no proceeding is pending or, to the knowledge of BankGroup or any Subsidiary, threatened or probable of assertion to revise, revoke or limit any Permit. Except as set forth in Schedule R, neither BankGroup nor any Subsidiary has entered into any agreements or written understandings with the State Corporation Commission of Virginia, the Federal Reserve Board, the FDIC or any other regulatory authority. Neither BankGroup nor any Subsidiary is subject to any judgment, order, writ, injunction or decree which materially adversely affects, or might reasonably be expected to materially adversely affect, its condition (financial or otherwise), business or prospects.

               (k)    Employee Benefits Plan.

                       (i)   With respect to qualified pension and
profit-sharing plans, all deferred compensation, consultant, severance, thrift, option, bonus and group insurance contracts and all other incentive, welfare and employee benefit plans, trust, annuity or other funding agreements, and all other agreements that are presently in effect, for the benefit of employees of BankGroup or any Subsidiary, or the dependents or beneficiaries of any employee thereof, whether or not subject to ERISA (the "BankGroup Employee Plans") full payment has been made (or proper accruals have been established) of all contributions which are required for periods prior to the Closing Date under the terms of each BankGroup Employee Plan, ERISA, or a collective bargaining agreement. No accumulated funding deficiency (as defined in Section 302 of ERISA or Section 412 of the Code) whether or not waived, exists with respect to any such pension plan. There is no "unfunded current liability" (as defined in Section 412 of the Code) with respect to any such pension plan;

                      (ii) All BankGroup Employee Plans that are "employee benefit plans", as defined in Section 3(3) of ERISA, that are maintained by BankGroup or any Subsidiary comply and have been administered in compliance in all material respects with ERISA and all other legal requirements, including the terms of such plans, collective bargaining agreements and securities laws. Neither BankGroup nor any of its Subsidiaries has any material liability under any such plan that is not reflected in the BankGroup Financial Statements; and

                      (iii) No prohibited transaction has occurred with respect to any BankGroup Employee Plan that is an "employee benefit plan" (as defined in Section 3(3) of ERISA) maintained by BankGroup or any Subsidiary that would result, directly or indirectly, in material liability under ERISA or in the imposition of a material excise tax under Section 4975 of the Code.

               (l) Insurance. BankGroup or its Subsidiaries maintain and hold valid and enforceable policies or binders of fire, liability, product liability, workmen's compensation, vehicular and other insurance insuring against risks and liabilities to the extent and in the manner customary for the industry and are deemed appropriate and sufficient by BankGroup.

               (m) Loan Portfolio. Each loan outstanding on the books of the Subsidiaries is reflected correctly in all material respects by the loan documentation, was made in, in all material respects, the ordinary course of business, was not known to be uncollectible at the time it was made, and was made in all material respects in accordance with the Subsidiary's standard loan policies. The records of the Subsidiaries regarding all loans outstanding on its books are accurate in all material respects. The reserves for possible loan losses on the outstanding loans of the Subsidiaries and the reserves for other real estate owned by the Subsidiaries as reflected in the BankGroup Financial Statements, have been established in accordance with generally accepted accounting principles and with the requirements of the applicable regulatory authority, and, in the best judgment of the management of BankGroup, are adequate to absorb all material known and anticipated loan losses in the loan portfolio of the Subsidiaries, and any losses associated with other real estate owned or held by them.

               (n) Absence of Changes. Since December 31, 1995 and March 31, 1996, there has not been any material adverse change in the condition (financial or otherwise), aggregate assets or liabilities, earnings or business of BankGroup and its Subsidiaries. Since such date the business of BankGroup and each of its Subsidiaries has been conducted only in the ordinary course.

               (o) Securities Portfolio. Since December 31, 1995 and March 31, 1996, there has been no material deterioration in the quality of the portfolio of securities of BankGroup and its Subsidiaries.

               (p) Environmental Matters. To the best knowledge of BankGroup, except as set forth in Schedule S,

                       (i) Neither BankGroup nor any Subsidiary has been or is in violation of or liable under any Environmental Law;

                      (ii) None of the properties owned or operated by BankGroup or any Subsidiary has been or is in violation of or liable under any Environmental Law; and

                      (iii) There are no actions, suits, demands, notices, claims, investigations or proceedings pending or threatened relating to the liability of the properties owned or operated by BankGroup or any Subsidiary under any Environmental Law, including without limitation any notices, demand letters or requests for information from any federal or state environmental agency relating to any such liabilities under or violations of Environmental Law, except in the case of clauses (i), (ii) and (iii) above for such violations and liabilities, and actions, suits, demands, notices, claims, investigations or proceedings, which would not singly or in the aggregate have a material adverse effect on the financial condition, results of operations, business or prospects of BankGroup and its Subsidiaries.

               (q) Disclosure. This Agreement, and, except to the extent of any subsequent correction or supplement with respect thereto furnished prior to the date hereof, no written statement, certificate, schedule, list or other written information furnished by or on behalf of BankGroup to Bank, in connection with this Agreement when considered as a whole, contains or will contain any untrue statement of a material fact or omits or will omit to state a material fact necessary in order to make the statements herein or therein, in light of the circumstances under which they are made, not misleading.

                                   ARTICLE IV

                       Conduct and Transactions Prior to
                       Effective Time of the Bank Merger

        4.1 Access to Records and Properties of BankGroup and Bank. Between the date of this Agreement and the Effective Time of the Bank Merger, BankGroup (for itself and for each of its Subsidiaries) on the one hand, and Bank, on the other, agrees to give to the other reasonable access to all its premises and books and records and to cause its officers to furnish the other with such financial and operating data and other information with respect to the business and properties as the other shall from time to time request for the purposes of verifying the warranties and representations set forth herein, preparing the Registration Statement (as defined in Section 4.2) and applicable regulatory filings and preparing financial statements of Bank as of a date prior to the Effective Time of the Merger in order to facilitate BankGroup's performance of its post-Closing Date financial reporting requirements; provided, that any such investigation shall be conducted in such manner as not to interfere unreasonably with the operation of the respective business of the other. BankGroup and Bank shall each maintain the confidentiality of all confidential information furnished to them by the other parties hereto concerning the business, operations, and financial condition of the party furnishing such information, and shall not use any such information except in furtherance of the Bank Merger. If this Agreement is terminated, each party hereto shall promptly return all documents and copies of, and all workpapers containing, confidential information received from the other party hereto. The obligations of confidentiality under this Section 4.1 shall survive any such termination of this Agreement and shall remain in effect, except to the extent that (a) one party shall have directly or indirectly acquired the assets and business of the other party; (b) as to any particular confidential information with respect to one party, such information (i) shall become generally available to the public other than as a result of an unauthorized disclosure by the other party or (ii) was available to the other party on a nonconfidential basis prior to its disclosure by the first party; or (c) disclosure by any party is required by subpoena or order of a court of competent jurisdiction or by order of a regulatory authority of competent jurisdiction.

        4.2 Registration Statement; Proxy Statement; Shareholder Approval. Each of Bank and, if required by the rules of The Nasdaq Stock Market, BankGroup will duly call and will hold a meeting of its shareholders as soon as practicable for the purpose of approving the Bank Merger or, with respect to BankGroup, BankGroup's issuance of BankGroup Common Stock pursuant to the Bank Merger, and in connection therewith will recommend to and encourage shareholders that they vote in favor of the Bank Merger or, with respect to BankGroup, BankGroup's issuance of BankGroup Common Stock pursuant to the Bank Merger, and will comply fully with the provisions of the Virginia Stock Corporation Act, its Articles of Incorporation and By-laws relating to the call and holding of a meeting of shareholders for such purpose. Provided that BankGroup has not given any notice to Bank under Section 4.13 and subject to action taken by its Board of Directors in accordance with the final clause to the first sentence of Section 4.4, the Board of Directors of Bank will recommend and encourage shareholders that they vote in favor of the Bank Merger. BankGroup and Bank will jointly prepare the proxy statement-prospectus to be used in connection with such meeting (the "Proxy Statement-Prospectus") and BankGroup will prepare and file with the SEC a Registration Statement on Form S-4 (the "Registration Statement"), of which such Proxy Statement-Prospectus shall be a part, and use its best efforts promptly to have the Registration Statement declared effective. In connection with the foregoing, BankGroup will comply with the requirements of the 1933 Act and the 1934 Act and the rules and regulations of the SEC under such Acts with respect to the offering and sale of BankGroup Common Stock in connection with the Bank Merger and with all applicable state Blue Sky and securities laws. The notices of such meetings and the Proxy Statement-Prospectus shall not be mailed to Bank or BankGroup shareholders until the Registration Statement shall have become effective under the 1933 Act. Bank covenants that none of the information supplied by Bank, and BankGroup covenants that none of the information supplied by BankGroup, for inclusion in the Proxy Statement-Prospectus will, at the time of the mailing of the Proxy Statement-Prospectus to Bank shareholders, contain any untrue statement of a material fact nor will any such information omit any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances in which they were made, not misleading; and at all times subsequent to the time of the mailing of the Proxy Statement-Prospectus, including the dates of the meetings of Bank and BankGroup shareholders to which the statement relates and the Effective Time of the Bank Merger, none of such information in the Proxy Statement-Prospectus, as amended or supplemented, will contain an untrue statement of a material fact or omit any material fact required to be stated therein in order to make the statements therein, in light of the circumstances in which they were made, not misleading.

        BankGroup, as the sole shareholder of Acquisition, hereby approves this Agreement and the Plan of Merger.

        4.3 Operation of the Business of Bank. Bank agrees that from the date hereof to the Effective Time of the Bank Merger, it will operate its business substantially as presently operated and only in the ordinary course, and, consistent with such operation, will use its best efforts to preserve intact its present business organization and relationships with persons having business dealings with it. Without limiting the generality of the foregoing, Bank agrees that it will not, without the prior written consent of BankGroup, unless required by regulatory authorities (i) make any change in the compensation or title of any executive officer; (ii) make any change in the compensation or title of any other employee, other than those set forth on Schedule 4.3 and other than those permitted by current employment policies in the ordinary course of business, any of which changes shall be promptly reported to BankGroup; (iii) enter into any bonus, incentive compensation, deferred compensation, profit sharing, thrift, retirement, pension, group insurance or other benefit plan or (except as otherwise specifically contemplated in this Agreement) any employment or consulting agreement or amend any such plan or agreement to increase the benefits accruing or payable thereunder; (iv) create or otherwise become liable with respect to any indebtedness for money borrowed or purchase money indebtedness except in the ordinary course of business; (v) amend Bank's Articles of Association or Bylaws;
(vi) issue or contract to issue any shares of Bank capital stock or securities exchangeable for or convertible into capital stock, other than upon exercise of stock options previously granted; (vii) purchase any shares of Bank capital stock; (viii) enter into or assume any material contract or obligation, except in the ordinary course of business; (ix) waive any right of substantial value;
(x) propose or take any other action which would make any representation or warranty in Section 3.1 hereof untrue; (xi) introduce any new products or services or change the rate of interest on any deposit instrument to above-market interest rates; (xii) make any change in policies respecting extensions of credit or loan charge-offs; (xiii) change reserve requirement policies; (xiv) change securities portfolio policies; (xv) change financial or tax accounting methods or practices; (xvi) enter into any new agreement, amendment or endorsement or make any changes relating to insurance coverage, including coverage for its directors and officers, which would result in an additional payment obligation of $50,000 or more; or (xvii) propose or take any action with respect to the closing of any branches.

        Bank further agrees that, between the date of this Agreement and the Effective Time of the Bank Merger, it will consult and reasonably cooperate with BankGroup regarding (i) loan portfolio management, including management and work-out of nonperforming assets, and credit review and approval procedures;
(ii) securities portfolio and funds management, including management of interest rate risk; and (iii) expense management, all with the objective of achieving appropriate operating synergies and appropriate accruals prior to the Effective Time of the Bank Merger.

        4.4 No Solicitation. Unless and until this Agreement shall have been terminated pursuant to its terms, neither Bank nor any of its officers, directors, representatives, agents or affiliates shall, directly or indirectly, encourage, solicit or initiate discussions or negotiations with any person (other than BankGroup) concerning any merger, sale of substantial assets, tender offer, sale of shares of stock or similar transaction involving Bank or disclose, directly or indirectly, any information not customarily disclosed to the public concerning Bank, afford to any other person access to the properties, books or records of Bank or otherwise assist any person preparing to make or who has made such an offer, or enter into any agreement with any third party providing for a business combination transaction, equity investment or sale of significant amount of assets, except in a situation in which a majority of the full Board of Directors of Bank has determined in good faith, upon advice of counsel, that such Board has a fiduciary duty to consider and respond to a bona fide proposal by a third party (which proposal was not directly or indirectly solicited by Bank or any of its officers, directors, representatives, agents or affiliates) and provides written notice of its intention to consider such proposal and the material terms thereof to BankGroup at least five days before responding to the proposal. Bank will promptly communicate to BankGroup the terms of any proposal which it may receive in respect to any of the foregoing transactions.

        4.5 Dividends. Bank agrees that in the remainder of 1996 it will declare and pay only regular quarterly cash dividends of $0.06 per share for each of the second and third quarters, and will pay a $0.06 per share dividend for the fourth quarter only if the Effective Time of the Bank Merger is subsequent to the record date for BankGroup's fourth quarter cash dividend.

        4.6 Regulatory Filings. BankGroup and Bank shall jointly prepare all regulatory filings required to consummate the transactions contemplated by the Agreement and the Bank Plan of Merger and submit the filings for approval with the Federal Reserve Board and the SCC as soon as practicable after the date hereof. BankGroup and Bank shall use their best efforts to obtain approvals of such filings.

        4.7 Tax Opinion. BankGroup and Bank shall each use their best efforts to obtain the tax opinion referred to in paragraph (e) of Section 5.1 and paragraph (f) of Section 5.2.

        4.8 Public Announcements. Each party will consult with the other before issuing any press release or otherwise making any public statements with respect to the Bank Merger and shall not issue any press release or make any such public statement prior to such consultations except as may be required by law.

        4.9 Transactions in BankGroup Common Stock. Other than the issuance of BankGroup Common Stock upon the exercise of stock options granted pursuant to employee benefit plans of BankGroup, or in connection with the operation in the ordinary course of BankGroup's dividend reinvestment plan, neither BankGroup nor Bank will purchase, sell or otherwise acquire or dispose of any shares of BankGroup Common Stock during the period of calculation of the BankGroup Stock Price.

        4.10 BankGroup Rights Agreement. BankGroup agrees that any rights issued pursuant to the Rights Agreement adopted by it in 1990 shall be issued with respect to each share of BankGroup Common Stock issued pursuant to the terms hereof and the Plan of Merger, regardless whether there has occurred a Distribution Date under the terms of such Rights Agreement prior to the occurrence of the Effective Time of the Bank Merger.

        4.11 Accounting Treatment. BankGroup and Bank shall use their best efforts to cause the Bank Merger to be accounted for as a "pooling of interests."

        4.12 Agreement as to Efforts to Consummate. Subject to the terms and conditions of this Agreement, BankGroup and Bank each agrees to use all reasonable efforts to take, or cause to be taken, all actions, and to do, or cause to be done, all things necessary, proper or advisable under applicable laws and regulations to consummate and make effective, as soon as practicable after the date of this Agreement, the transactions contemplated by this Agreement, including, without limitation, using reasonable effort to lift or rescind any injunction or restraining order or other order adversely affecting the ability of the parties to consummate the transactions contemplated herein. BankGroup and Bank each shall use its best efforts to obtain consents of all third parties and governmental bodies necessary or desirable for the consummation of the transactions contemplated by this Agreement.

        4.13 Adverse Changes in Condition. BankGroup and Bank each agrees to give written notice promptly to the other concerning any material adverse change in its condition from the date of this Agreement until the Effective Time of the Bank Merger that might adversely affect the consummation of the transactions contemplated hereby or upon becoming aware of the occurrence or impending occurrence of any event or circumstance which would cause or constitute a material breach of any of the representations, warranties or covenants of such party contained herein. BankGroup and Bank each shall use its best efforts to prevent or promptly to remedy the same.

        4.14 Updating of Schedules. From the date of execution of this Agreement until the consummation of the Bank Merger, each party agrees to keep up to date all of the Schedules applicable to it and to provide notification to the other of any changes or additions or events which have caused, or after the lapse of time may cause, any such change or addition in any of such Schedules. No updating of Schedules or notification made pursuant to this Section 4.14 shall be deemed to cure any breach of any representation or warranty made in the Agreement or any Schedule or exhibit unless the other party specifically agrees thereto in writing, nor shall any such updating of Schedules or notification be considered to constitute or give rise to a waiver by the other party of any condition set forth in this Agreement.

                                   ARTICLE V

                           Conditions of Transaction

        5.1 Conditions of Obligations of BankGroup. The obligations of BankGroup to perform this Agreement are subject to the satisfaction of the following conditions unless waived by BankGroup.

               (a) Representations and Warranties; Performance of Obligations; No Adverse Change. The representations and warranties of Bank set forth in
Section 3.1 shall be true and correct as of the date of this Agreement and as of the Effective Time of the Bank Merger as though made on and as of the Effective Time of the Bank Merger; Bank shall have performed all obligations required to be performed by it under this Agreement prior to the Effective Time of the Bank Merger; there shall have occurred no material adverse change in the condition (financial or otherwise), assets, liabilities, properties, business or prospects of Bank from December 31, 1995 to the Effective Time of the Bank Merger; and BankGroup shall have received a certificate of the chief executive officer and chief financial officer of Bank to such effects.

        BankGroup may, at its expense, conduct a pre-Merger audit to determine that the conditions described in the preceding paragraph are satisfied as of the Effective Time of the Bank Merger.

               (b) Authorization of Transaction. All action necessary to authorize the execution, delivery and performance of this Agreement and the consummation of the transactions contemplated herein (including the shareholder action referred to in Section 4.2) shall have been duly and validly taken by the board of directors of Bank and by the shareholders of Bank, and Bank shall have full power and right to merge on the terms provided herein.

               (c) Opinion of Counsel. BankGroup shall have received an opinion of Williams, Mullen, Christian & Dobbins, P.C., counsel to Bank, dated the Closing Date, and satisfactory in form and substance to counsel to BankGroup, to the effect that:

                       (i) Bank is a Virginia banking corporation organized and in good standing under the laws of Virginia and has all requisite corporate power to own, lease and operate its properties and to carry on its business as now being conducted as described in the Registration Statement and Proxy Statement--Prospectus;

                      (ii) Bank has full power to carry out the transactions provided for in the Agreement; all corporate and other proceedings required to be taken by or on the part of

Bank to authorize it to execute and deliver the Agreement and to consummate the transactions contemplated thereby and by the Plan of Merger have been duly and validly taken; the Agreement has been duly and validly authorized, executed and delivered by Bank and constitutes a valid and binding obligation of Bank enforceable in accordance with its terms except as same (A) may be limited by bankruptcy, insolvency, reorganization or other similar laws relating to the rights of creditors, and (B) is subject to general principles of equity (regardless of whether such enforceability is considered in a proceeding in equity or law); and the Agreement and the Plan of Merger has been approved by the Board of Directors and the shareholders of Bank;

                      (iii) All outstanding shares of Bank Common Stock to be exchanged for shares of BankGroup Common Stock at the Effective Time of the Bank Merger have been duly authorized;

                       (iv) To the best knowledge of such counsel, except as listed in Schedule K to the Agreement, there are no persons who may be deemed to be Bank Affiliates;

                        (v) Except as disclosed in Schedule G to the Agreement, to the best knowledge of such counsel, Bank is not a party to or bound by any outstanding option or agreement (other than this Agreement) to sell, issue, buy or otherwise dispose of or acquire any shares of Bank Common Stock or other security of Bank;

                       (vi) The execution and delivery by Bank of the Agreement, consummation by Bank of the transactions contemplated hereby, and compliance by Bank with the provisions hereof will not conflict with or result in a breach of any provision of the Articles of Association or Bylaws of Bank, as applicable, or result in a default (or give rise to rights of termination, cancellation or acceleration) under any of the terms, conditions, or provisions of any note, bond, mortgage, indenture, license, agreement or any other instrument or listed in

Schedule H (such counsel having no knowledge of any item called for by such schedule which is not disclosed therein), or violate any court order, writ, injunction or decree applicable to Bank or any of its properties or assets, of which such counsel has knowledge after making inquiry of Bank's President with respect thereto;

                      (vii) Except as set forth in Schedule L, if any, such counsel does not know of any litigation that is pending or threatened which might result in money damages payable by Bank in excess of insurance coverage, which might result in a permanent injunction against Bank or which, individually or in the aggregate, otherwise might have a material adverse effect on Bank or the transactions contemplated by this Agreement;

                      (viii) Except as disclosed in Schedule C to the Agreement, such counsel does not know of any default under, or the occurrence of any event which with the lapse of time, action or inaction by a third party would result in a default under any outstanding indenture, contract or agreement listed in Schedule H to the Agreement (such counsel having no knowledge of any item called for by Schedule which is not disclosed therein) or under any governmental license or permit or a breach of any provision of the Articles of Association or Bylaws of Bank;

                      (ix) All legal matters pertaining to consummation of the Bank Merger under the laws of the United States and Virginia, including receipt of all required regulatory approvals, other than the filing of the Articles of Merger relating to the Plan of Merger with the SCC, have been completed to the satisfaction of such counsel in all material respects; and

                       (x) On the basis of facts within their knowledge, such counsel have no reason to believe that (except as to financial statements and other financial data, or as to material relating to, and supplied by, BankGroup for inclusion in the Proxy Statement-Prospectus as to which no belief need be expressed) the Proxy Statement-Prospectus (as amended or supplemented, if so amended or supplemented) contained any untrue statement of a material fact or omitted any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading as of (A) the time the Registration Statement became effective, (B) the time of the meeting of Bank shareholders referred to in Section 4.2 of the Agreement, or (C) at the Closing Date.

               (d) Registration Statement. The Registration Statement shall be effective under the 1933 Act and BankGroup shall have received all state securities laws or "blue sky" permits and other authorizations or there shall be exemptions from registration requirements necessary to offer and issue the BankGroup Common Stock in connection with the Bank Merger, and neither the Registration Statement nor any such permit, authorization or exemption shall be subject to a stop order or threatened stop order by the SEC or any state securities authority.

               (e) Tax Opinion. BankGroup and Bank shall have received, in form and substance reasonably satisfactory to them, an opinion of Hunton & Williams to the effect, for federal income tax purposes, that consummation of the Merger will constitute a "reorganization" as defined in Section 368(a) of the Code; that no taxable gain or loss will be recognized by BankGroup, Acquisition or Bank upon consummation of the Merger; that no taxable gain will be recognized by a Bank shareholder on the exchange by such shareholder of shares of Bank Common Stock solely for shares of BankGroup Common Stock; that a Bank Shareholder who receives both shares of BankGroup Common Stock and, as a result of making a cash election, cash in exchange for shares of Bank Common Stock will recognize taxable gain to the extent of the amount of such cash, but will not recognize any loss; that the basis of BankGroup Common Stock (including any fractional share interest) received in the Bank Merger will be the same as the basis of the Bank Common Stock surrendered in exchange therefor, decreased by the amount of any cash received pursuant to the cash election and increased by the amount of gain recognized; that the holding period of such BankGroup Common Stock for such a Bank shareholder will include the holding period of the Bank Common Stock surrendered in exchange therefor, if such Bank Common Stock is a capital asset in the hands of the shareholder at the Effective Time of the Bank Merger; and that a Bank shareholder who receives cash in lieu of a fractional share of BankGroup Common Stock will recognize gain or loss equal to any difference between the amount of cash received and the shareholder's basis in the fractional share interest.

               (f) Regulatory Approvals. All required approvals from federal and state regulatory authorities having jurisdiction to permit BankGroup and Acquisition to consummate the Bank Merger and to issue BankGroup Common Stock to Bank shareholders shall have been received and all related waiting periods shall have expired, all applicable federal and state laws governing the Merger shall have been complied with, and there shall not be in any order or decree of any regulatory authority any condition or requirement reasonably deemed objectionable to BankGroup.

               (g) Affiliate Letters. Each shareholder of Bank who is a Bank Affiliate shall have executed and delivered a commitment and undertaking to the effect that such shareholder will dispose of the shares of BankGroup Common Stock received by him in connection with the Bank Merger only in accordance with the provisions of paragraph (d) of Rule 145; (ii) such shareholder will not dispose of any of such shares until BankGroup has received an opinion of counsel acceptable to it that such proposed disposition will not violate the provisions of any applicable securities laws; (iii) that they will not sell or reduce their risk with respect to the

BankGroup shares acquired in the Bank Merger until after the publication of combined financial results covering 30 days of combined operations; and (iv) the certificates representing said shares may bear a legend referring to the foregoing restrictions.

               (h) Provision for Loan Losses. On the Closing Date, Bank's reserve for loan losses on outstanding loans and reserve for other real estate owned shall, in the reasonable judgment of BankGroup, be adequate to absorb all known or anticipated loan losses in Bank's loan portfolio and Bank's known or anticipated losses associated with other real estate owned.

               (i) Accounting Treatment. BankGroup shall have received, in form and substance satisfactory to it, a letter dated the Effective Time of the Bank Merger from Coopers & Lybrand, L.L.P. to the effect that the Transaction will qualify for "pooling-of-interests" accounting treatment.

               (j) Acceptance by BankGroup Counsel. The form and substance of all legal matters contemplated hereby and of all papers delivered hereunder shall be reasonably acceptable to counsel for BankGroup.

        5.2 Conditions of Obligations of Bank. The obligations of Bank to perform this Agreement are subject to the satisfaction of the following conditions unless waived by Bank:

               (a) Representations and Warranties; Performance of Obligations; No Adverse Change. The representations and warranties of BankGroup and Acquisition set forth in Section 3.2 shall be true and correct in all material respects as of the date of this Agreement and as of the Effective Time of the Bank Merger as though made on and as of the Effective Time of the Bank Merger; BankGroup and Acquisition shall have performed all obligations required to be performed by them under this Agreement prior to the Effective Time of the Bank Merger; there shall have occurred no material adverse change in the condition (financial or otherwise), assets, liabilities, properties, business or prospects of BankGroup from December 31, 1995 and March 31, 1996 to the Effective Time of the Bank Merger; and Bank shall have received a certificate of the chief executive officer and the chief financial officer of BankGroup to such effects.

               (b) Authorization of Transaction. All action necessary to authorize the execution, delivery and performance of this Agreement by BankGroup and Acquisition and the consummation of the transactions contemplated hereby shall have been duly and validly taken by the boards of directors of BankGroup and Acquisition and the shareholders of Bank, and BankGroup and Acquisition shall have full power and right to merge and to acquire and assume on the terms provided herein.

               (c) Opinion of Counsel. Bank shall have received an opinion of Hunton & Williams, counsel to BankGroup and Acquisition, dated the Closing Date and satisfactory in form and substance to counsel to Bank, to the effect that:

                       (i) BankGroup and Acquisition are corporations organized and in good standing under the laws of Virginia, and have all requisite corporate power to own, lease and operate their respective properties and to carry on their respective businesses as now being conducted as described in the Registration Statement and Proxy Statement-Prospectus;

                      (ii) BankGroup and Acquisition have full power to carry out the transactions provided for in the Agreement; all corporate and other proceedings required to be taken by or on the part of BankGroup and Acquisition to authorize them to execute and deliver the Agreement and to consummate the transactions contemplated thereby and by the Plan of Merger have been duly and validly taken; the Agreement has been duly and validly authorized, executed and delivered by BankGroup and Acquisition and constitutes a valid and binding obligation of BankGroup and Acquisition enforceable in accordance with its terms except as same (A) may be limited by bankruptcy, insolvency, reorganization or other similar laws relating to the rights of creditors; and (B) is subject to general principles of equity (regardless of whether such enforceability is considered in a proceeding in equity or law); the Plan of Merger has been approved by the board of directors of Acquisition; and the shares of BankGroup Common Stock to be issued in the Bank Merger in exchange for shares of BankGroup Common Stock have been duly authorized and when so issued will be validly issued, fully paid and nonassessable;

                      (iii) All outstanding shares of BankGroup Common Stock have been duly authorized and are fully paid and nonassessable;

                      (iv) Execution and delivery by BankGroup and Acquisition of the Agreement, consummation by BankGroup and Acquisition of the transactions contemplated thereby, and compliance by BankGroup and Acquisition with the provisions thereof will not conflict with or result in a breach of any provisions of either BankGroup's or Acquisition's Articles of Incorporation or Articles of Association, respectively, or either of their Bylaws or result in a default (or give rise to rights or termination, cancellation or acceleration) under any of the terms, conditions or provisions of any note, bond, mortgage, indenture, license, agreement or any other instrument or of BankGroup, Acquisition or any Subsidiary known to such counsel, or violate any court order, writ, injunction or decree applicable to BankGroup, Acquisition or any Subsidiary or any of their properties or assets, of which such counsel has knowledge after making inquiry with respect thereto.

                       (v) The shares of BankGroup Common Stock to be issued pursuant to the Agreement have been duly registered under the 1933 Act;

                      (vi) All legal matters pertaining to consummation of the Bank Merger under the laws of the United States and Virginia, including the receipt of all regulatory approvals, other than the filing of the Articles of Merger relating to the Bank Merger with the SCC, have been completed to the satisfaction of such counsel in all material respects;

                      (vii) On the basis of facts within their knowledge, such counsel have no reason to believe that (except as to financial statements and other financial data, or as to material relating to, and supplied by, Bank for inclusion in the Proxy Statement-Prospectus, as to which no belief need be expressed) the Proxy Statement-Prospectus (as amended or supplemented, if so amended or supplemented) contained any untrue statement of a material fact or omitted any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading (A) as of the time the Registration Statement became effective; (B) as of the time of the special meeting of shareholders of Bank mentioned in Section 4.2 of the Agreement; or (C) as of the Closing Date;

                      (viii) Except as set forth in Schedule R, such counsel does not know of any litigation that is pending or threatened which might result in money damages payable by BankGroup, Acquisition or any Subsidiary in excess of insurance coverage, which might result in a permanent injunction against any of them or which, individually or in the aggregate, otherwise might have a material adverse effect on BankGroup or the transactions contemplated by this Agreement; and

                      (ix) Such counsel does not know of any default under, or the occurrence of any event which with the lapse of time, action or inaction by a third party would result in a default under any governmental license or permit or a breach of any provision of the Articles of Incorporation or Bylaws of BankGroup, Acquisition or any Subsidiary.

               (d) Registration Statement. The Registration Statement shall be effective under the 1933 Act and BankGroup shall have received all state securities laws or "blue sky" permits and other authorizations or there shall be exemptions from registration requirements necessary to offer and issue the BankGroup Common Stock in connection with the Bank Merger, and neither the Registration Statement nor any such permit, authorization or exemption shall be subject to a stop order or threatened stop order by the SEC or any state securities authority.

               (e) Regulatory Approvals. All required approvals from federal and state regulatory authorities having jurisdiction to permit BankGroup and Acquisition to consummate the Bank Merger and to permit BankGroup to issue BankGroup Common Stock to Bank shareholders shall have been received and all related waiting periods shall have expired.

               (f) Tax Opinion. BankGroup and Bank shall have received, in form and substance reasonably satisfactory to them, an opinion of Hunton & Williams to the effect set forth in Section 5.1(e).

               (g) Fairness Opinion. Bank shall have received, immediately prior to mailing the Proxy Statement/Prospectus, in form and substance reasonably satisfactory to it, an opinion of Scott & Stringfellow, Inc. that the consideration to be received by the Bank's shareholders in the Bank Merger is fair to them from a financial point of view.

               (h) Acceptance by Bank's Counsel. The form and substance of all legal matters contemplated hereby and of all papers delivered hereunder shall be reasonably acceptable to counsel for Bank.

                                   ARTICLE VI

                      Closing Date; Effective Time of the
                             Holding Company Merger

        6.1 Closing Date. Unless another date or place is agreed to in writing by the parties, the closing of the transactions contemplated in this Agreement shall take place at the offices of Hunton & Williams, Richmond, Virginia, at 10:00 A.M., local time, on such date as BankGroup shall designate to Bank and is reasonably acceptable to Bank; provided, that the date so designated shall not be earlier than 30 days (or 15 days if permitted under the Bank Merger Act) or later than 60 days following the date of the decision of the Federal Reserve Board, and the SCC, whichever decision occurs later, approving the Merger (the "Closing Date"). BankGroup and Bank agree that the target Closing Date is September 30, 1996, and each agrees to use its best efforts to cause closing to occur on that date.

        6.2 Filings at Closing. Subject to the provisions of Article , at the Closing Date, BankGroup shall cause the Articles of Merger relating to the Bank Merger to be filed in accordance with the Virginia Stock Corporation Act, and each of BankGroup and Bank shall take any and all lawful actions to cause the Bank Merger to become effective.

        6.3 Effective Time. Subject to the terms and conditions set forth herein, including receipt of all required regulatory approvals, the Bank Merger shall become effective at the time Articles of Merger relating to the Bank Merger are made effective by the SCC (the "Effective Time of the Bank Merger").

                                  ARTICLE VII

                    Termination; Survival of Representations
                 Warranties and Covenants; Waiver and Amendment

        7.1 Termination. This Agreement shall be terminated, and the Merger abandoned, if the shareholders of Bank shall not have given the approval required by Section 5.1(b). Notwithstanding such approval by such shareholders, this Agreement may be terminated in writing at any time prior to the Effective Time of the Bank Merger by:

               (a) The mutual consent of BankGroup and Bank, as expressed by their respective boards of directors;

               (b) Either BankGroup or Bank, as expressed by their respective boards of directors, after February 28, 1997;

               (c) BankGroup, in writing authorized by its Board of Directors, if Bank has, or by Bank, in writing authorized by its Board of Directors, if BankGroup has, in any material respect, breached (i) any covenant or agreement contained herein, or (ii) any representation or warranty contained herein, in any case if such breach has not been cured by the earlier of 30 days after the date on which written notice of such breach is given to the party committing such breach or the Closing Date; provided that it is understood and agreed that either party may terminate this Agreement on the basis of any such material breach of any representation or warranty contained herein notwithstanding any qualification therein relating to the knowledge of the other party;

               (d) Either BankGroup or Bank, in writing authorized by their respective boards of directors, in the event that any of the conditions precedent to the obligations of such party to consummate the Bank Merger have not been satisfied or fulfilled or waived by the party entitled to so waive on or before the Closing Date, provided that neither party shall be entitled to terminate this Agreement pursuant to this subparagraph (d) if the condition precedent or conditions precedent which provide the basis for termination can reasonably be and are satisfied within a reasonable period of time, in which case, the Closing Date shall be appropriately postponed;

               (e) BankGroup or Bank, if the Board of Directors of either corporation shall have determined in their sole discretion, exercised in good faith, that the Merger has become inadvisable or impracticable by reason of the threat or the institution of any litigation, proceeding or investigation to restrain or prohibit the consummation of the transactions contemplated by this Agreement or to obtain other relief in connection with this Agreement;

               (f) Either BankGroup or Bank, if either the Federal Reserve Board or the SCC deny approval of the Bank Merger and the time period for all appeals or requests for reconsideration has run; and

               (g) By Bank, if its Board of Directors so determines at any time during the 10-day period ending on the tenth day prior to the Closing Date, if both of the following conditions are satisfied:

                      (1) if the average of the closing sales price for
                          BankGroup Common Stock as reported on the Nasdaq National Market for the 10 trading days preceding the beginning of such 10-day period ("Average Closing Price") is less than $12.80; and

                      (2) if the percentage by which BankGroup Common Stock's
                          trading price has decreased from (a) $16.375 (the average of the bid and asked prices of BankGroup Common Stock on May 8, 1996) when compared to (b) the Average Closing Price exceeds (y) the percentage by which the SNL Bank Index has decreased from the SNL Bank Index at May 6, 1996 when compared to (z) the SNL Bank Index reported most recently prior to the last trading day in the measuring period for calculating the Average Closing Price, by 10 percentage points.

subject, however, to the following four sentences. If Bank elects to exercise its termination right pursuant to this Paragraph (g), it shall give prompt written notice to BankGroup (provided that such notice of election to terminate may be withdrawn at any time within the aforementioned 10-day period). During the seven-day period commencing with its receipt of such notice, BankGroup shall have the option of increasing the consideration to be received by the holders of Bank Common Stock by adjusting the Exchange Ratio to a number equal to a quotient, the numerator of which is $12.80 multiplied by the Exchange Ratio (as then in effect) and the denominator of which is the Average Closing Price. If BankGroup makes an election contemplated by the preceding sentence, within such seven-day period, it shall give prompt written notice to Bank of such election and the revised Exchange Ratio, whereupon no termination shall have occurred pursuant to this Paragraph (g) and this Agreement shall remain in effect in accordance with its terms (except as the Exchange Ratio shall have been so modified), and any references in this Plan to "Exchange Ratio" shall thereafter be deemed to refer to the Exchange Ratio as adjusted pursuant to this Paragraph
(g).

        7.2 Effect of Termination. In the event of the termination and abandonment of this Agreement and the Bank Merger pursuant to Section 7.1, this Agreement, other than the provisions of Sections 4.1 (last sentence) and 9.1, shall become void and have no effect, without any liability on the part of any party or its directors, officers or shareholders.

        7.3 Survival of Representations, Warranties and Covenants. The respective representations and warranties, covenants and agreements (except for those contained in Sections 1.2, 1.3, 2.1, 2.2, 2.3, 2.5, 2.6, 2.5, 4.1 (last sentence), 8.2, 8.3, 9.1, 9.2, 9.3, 9.4, 9.5 and 9.6, which shall survive the effectiveness of the Bank Merger indefinitely) of BankGroup, Acquisition and Bank contained herein shall survive for one year following the Effective Time of the Bank.

        7.4 Waiver and Amendment. Any term or provision of this Agreement may be waived in writing at any time by the party which is, or whose shareholders are, entitled to the benefits thereof and this Agreement may be amended or supplemented by written instructions duly executed by all parties hereto at any time, whether before or after the meeting of Bank shareholders referred to in
Section 4.2 hereof, except statutory requirements and requisite approvals of shareholders and regulatory authorities.

                                  ARTICLE VIII

                              Additional Covenants

        8.1 Registration Statement. BankGroup, Acquisition and Bank acknowledge and agree that the Bank Merger is a transaction to which the 1933 Act is applicable. Each of the parties agrees to comply with the provisions of the 1933 Act and all rules and regulations of the SEC promulgated pursuant to the 1933 Act and cooperate in connection with the preparation and filing by BankGroup of a Registration Statement under the 1933 Act relating to the Bank Merger. Bank agrees (a) to give the representatives of BankGroup access to the books, records and files of Bank at any reasonable time for the purpose of preparing such Registration Statement; (b) to provide to BankGroup upon request such information relating to Bank, its business and financial condition, as shall be appropriate in connection with the preparation of the Registration Statement; and (c) to submit to BankGroup for its prior approval all press releases or other oral or written statements made or issued by Bank and its officers or directors, which relate to the Merger in any manner.

        8.2 Employee Benefits. All employees of Bank immediately prior to the Effective Time of the Bank Merger ("Transferred Employees") will be covered by BankGroup's employee benefit plans as to which they are eligible based on their length of service, compensation, job classification, and position with Bank. BankGroup's benefits plans will recognize for purposes of eligibility to participate and for early retirement and for vesting, all Transferred Employees' service with Bank, subject to applicable break in service rules. Bank's employee benefit plans will be merged into BankGroup's plans.

        Except as described in Schedule T, as of the Effective Time of the Bank Merger employees of Bank who become employees of Acquisition as the Surviving Bank will be entitled to immediate coverage under BankGroup Employee Plans without any waiting period.

        8.3 Indemnification. BankGroup agrees to provide indemnification to the directors and officers of Bank following the Closing Date to the same extent as it provides indemnification to directors and officers of BankGroup and its Subsidiaries and to provide them officers and directors liability insurance coverage, whether or not they become part of the BankGroup organization after the Bank Merger. The obligations to indemnify and to provide insurance coverage shall apply to acts or omissions occurring subsequent to the Effective Time of the Bank Merger. Bank shall have the power to indemnify its directors and officers against liability for acts or omissions before the Effective Time of the Bank Merger to the extent permitted under Virginia laws. Bank may purchase, at reasonable cost (or, if it is determined to be less costly, BankGroup will provided), a "tail" policy of insurance to cover acts and omissions of its directors and officers occurring prior to the Effective Time of the Bank Merger.

                                   ARTICLE IX

                                 Miscellaneous

        9.1 Expenses. If the Bank Merger is consummated, all of the costs will be borne by BankGroup. If the Bank Merger is not consummated, each party shall bear its own expenses. If the Bank Merger is not consummated because of a party's failure to satisfy a condition (other than the failure of Bank's shareholders to approve the Bank Merger) then the party failing to satisfy the condition will pay the other party's expenses up to $50,000. For purposes of this Section 9.1, "expenses" shall mean all filing fees and fees and expenses of legal counsel, accountants, printers, and other advisers and consultants retained by a party.

        9.2 Entire Agreement. This Agreement contains the entire agreement among BankGroup, Acquisition, and Bank with respect to the Merger and the related transactions and supersedes all prior arrangements or understandings with respect thereto.

        9.3 Descriptive Headings. Descriptive headings are for convenience only and shall not control or affect the meaning or construction of any provisions of this Agreement.

        9.4 Notices. All notices or other communications which are required or permitted hereunder shall be in writing and sufficient if delivered personally or sent by registered or certified mail, postage prepaid, addressed as follows:

               If to BankGroup or Acquisition:

                      MainStreet BankGroup Incorporated
                      Church & Ellsworth Streets
                      Martinsville, Virginia  24115
                      Attention:  Rebecca J. Jenkins
                                  General Counsel and Secretary

               Copy to:

                      Lathan M. Ewers, Jr.
                      Hunton & Williams
                      951 East Byrd Street
                      Richmond, Virginia  23219

               If to Bank:

                      Hanover Bank
                      7502 Lee Davis Road
                      Mechanicsville, Virginia  [     ]  23111
                      Attention:    Jay T. Thompson, III
                                    Chairman and Chief Executive Officer

               Copy to:

                      Wayne A. Whitham, Jr.
                      Williams, Mullen, Christian & Dobbins
                      2 James Center, 16th Floor
                      Richmond, Virginia  23219

        9.5 Counterparts. This Agreement may be executed in any number of counterparts, and each such counterpart hereof shall be deemed to be an original instrument, but all such counterparts together shall constitute one agreement.

        9.6 Governing Law. Except as may otherwise be required by the laws of the United States, this Agreement shall be governed by and construed in accordance with the laws of Virginia.

               IN WITNESS WHEREOF, each of the parties hereto have caused this Agreement to be executed on their behalf, all as of the day and year first above written.

                                MAINSTREET BANKGROUP INCORPORATED

                                By ________________________________

                                James E. Adams
                                Senior Vice President/Chief Financial
                                Officer/Treasurer

                                BH ACQUISITION SUBSIDIARY, INC.

                                By ________________________________

                                James E. Adams
                                Senior Vice President/Chief Financial
                                Officer/Treasurer

                                HANOVER BANK

                                By ________________________________

                                Jay T. Thompson, III
                                Chairman of the Board and
                                Chief Executive Officer

Each Director of Hanover Bank signs for the purpose of agreeing to vote all shares of Bank Common Stock beneficially owned by him or her and with respect to which he or she has power to vote in favor of the Bank Merger; provided that such agreement shall not apply to shares of Bank Common Stock with respect to which a Director has power to vote solely as a result of being a trustee or similar fiduciary for an account holding such shares of Bank Common Stock. The Directors of Hanover Bank sign further for the purpose of agreeing to cause the Bank Merger to be recommended by the Board of Directors of Bank to the shareholders of Bank in the proxy statement sent to shareholders in connection with such shareholders' meeting; provided that such agreement shall be subject to the final clause of the first sentence of Section 4.4.

                                                                 Exhibit A

                             REVISED PLAN OF MERGER
                                       OF
                                  HANOVER BANK
                                      INTO
                        BH ACQUISITION SUBSIDIARY, INC.

               Section 1. Hanover Bank, a Virginia banking corporation ("Bank"), shall upon the time that the Articles of Merger are made effective by the State Corporation Commission of Virginia (the "Effective Time of the Bank Merger"), be merged (the "Bank Merger") into BH Acquisition Subsidiary, Inc., a Virginia banking corporation ("Acquisition"), which is a subsidiary of MainStreet BankGroup Incorporated ("BankGroup"), and which shall be the Surviving Bank.

               Section 2. Conversion of Stock. At the Effective Time of the Bank Merger:

               (i) Each share of Bank Common Stock ("Bank Common Stock") issued and outstanding at the Effective Time of the Bank Merger (other than shares held by BankGroup and shares to be exchanged for cash, shall, and without any action by the holder thereof, be converted into a number of shares of BankGroup Common Stock ("BankGroup Common Stock") equal to the quotient (rounded to the nearest one one-thousandth) of $15.25 divided by the average of the closing sales price (the "BankGroup Stock Price") for BankGroup Common Stock as reported on The Nasdaq Stock Market for the 10 trading day period ending on the 20th day prior to the Closing Date (as defined in the Agreement, which is defined below) (the "Exchange Ratio"). If such quotient is less than 0.884, the Exchange Ratio shall be 0.884; provided that if the BankGroup Stock Price exceeds $20.50, the Exchange Ratio shall be adjusted to equal the quotient of $18.125 divided by the BankGroup Stock Price. If such quotient is greater than 1.034, the Exchange Ratio shall be 1.034. The Exchange Ratio shall be subject to adjustment as provided in Section 5.

               (ii) Each share of Acquisition Common Stock issued and outstanding immediately prior to the Effective Time of the Bank Merger shall remain outstanding as one share of common stock of the Surviving Bank.

               (iii) Each share of Bank Common Stock issued and outstanding immediately prior to the Effective Time of the Bank Merger and held by BankGroup shall be canceled.

                (iv) All rights with respect to Bank Common Stock existing pursuant to outstanding Bank stock options ("Bank Options") which are outstanding at the Effective Time of the Bank Merger, whether or not then exercisable, shall be converted, based on the Exchange Ratio, into and become options to acquire BankGroup Common Stock, and BankGroup shall assume each Bank Option. From and after the Effective Time of the Bank Merger (i) each such Bank Option may be exercised solely for shares of BankGroup Common Stock, (ii) the number of shares of BankGroup Common Stock subject to such Bank Option shall be equal to the number of shares of Bank Common Stock subject to such Bank Option immediately prior to the Effective Time of the Bank Merger times the Exchange Ratio, and (iii) the per share exercise price under each Bank Option shall be adjusted by dividing the per share exercise price, under each such Bank Option, by the Exchange Ratio (rounded up to the nearest cent). The adjustment provided herein with respect to any options which are "incentive stock options" (as defined in Section 422 of the Internal Revenue Code of 1986 (the "Code") shall be and is intended to be effected in a manner which is consistent with Section 424(a) of the Code.

               Section 3. Manner of Conversion of Bank Common Stock. The manner in which outstanding shares of Bank Common Stock shall be converted into cash or BankGroup Common Stock, as specified in Section 2 hereof, after the Effective Time of the Bank Merger, shall be as follows:

                (i) All shares of Bank Common Stock as respects which cash elections shall have been made shall be paid in cash (subject to all applicable withholding taxes) at the rate of $15.25 per share, subject to Section 4.

               (ii) Each share of Bank Common Stock, other than shares held by BankGroup and shares to be exchanged for cash, shall be converted into shares of BankGroup Common Stock as provided in Section 2(i).

               (iii) No fractional shares of BankGroup Common Stock shall be issued, but instead the value of fractional shares shall be paid in cash (subject to all applicable withholding taxes), for which purpose BankGroup Common Stock shall be valued at the BankGroup Stock Price.

               (iv) Certificates for shares as respects which cash elections are made must be delivered to Bank prior to the meeting of Bank shareholders at which the Bank Merger is to be considered, with a completed Letter of Transmittal furnished by Bank, indicating that the cash election has been made. If the Bank Merger is approved at such shareholders meeting, a shareholder's election to receive cash shall be irrevocable, and Bank shall retain certificates for shares submitted for cash purchase until either (A) termination of the Agreement (as defined below) after which Bank shall return such certificates to the shareholder), or (B) the Effective Time of the Bank Merger, after which BankGroup's exchange agent shall exchange such shares for $15.25 per share, subject to Section 4, upon receipt of certificates and completed Letters of Transmittal from Bank. Until surrendered, each outstanding certificate which, prior to the Effective

Time of the Bank Merger, represented Bank Common Stock shall be deemed evidence of the owner's right to receive $15.25 per share (less all applicable withholding taxes) multiplied by the number of shares as respects which the cash election has been made, without interest.

                (v) Certificates for shares of Bank Common Stock (if not previously submitted in connection with cash elections) shall be submitted for exchange for BankGroup Common Stock or cash accompanied by a Letter of Transmittal to be furnished within 10 business days after the Effective Time of the Bank Merger to Bank's shareholders of record as of the Effective Time of the Bank Merger. Until so surrendered, each outstanding certificate which, prior to the Effective Time of the Bank Merger, represented Bank Common Stock, shall be deemed to evidence only the right to receive shares of BankGroup Common Stock determined in accordance with the Exchange Ratio. Until such outstanding shares formerly representing Bank Common Stock are so surrendered, no dividend payable to holders of record of BankGroup Common Stock as of any date subsequent to the Effective Time of the Bank Merger shall be paid to the holder of such outstanding certificates in respect thereof. Upon such surrender, dividends accrued or declared on BankGroup Common Stock shall be paid in accordance with
Section 2.2 of the Agreement and Plan of Reorganization among BankGroup, Acquisition and Bank.

               Section 4. Selection of Shares to be Purchased with Cash. The number of shares of Bank Common Stock to be exchanged for cash, including fractional shares settled for cash, cannot exceed 9.9% of the outstanding shares of Bank Common Stock immediately prior to the Effective Time of the Bank Merger. If shareholders of Bank elect to exchange for cash more than this number of shares of Bank Common Stock, shares submitted for cash purchase will be chosen by lot to accommodate the "pooling of interests" accounting requirement that a shareholder who chooses the cash election must have all of his or her shares purchased for cash. Shareholders who submit their shares for cash purchase but are not chosen in the lottery will have his or her shares exchanged for BankGroup Common Stock (plus cash in lieu of fractional shares) at the Exchange Ratio.

               Section 5. Possible Adjustment in Exchange Ratio. The Agreement and this Plan of Merger may be terminated by Bank, by action of its Boards of Directors if its Board of Directors so determines at any time during the 10-day period ending on the tenth day prior to the Closing Date, if both of the following conditions are satisfied:

                (1) if the average of the closing sales price for BankGroup Common Stock as reported on the Nasdaq National Market for the 10 trading days preceding the beginning of such 10-day period ("Average Closing Price") is less than $12.80; and

                (2) if the percentage by which BankGroup Common Stock's trading price has decreased from (a) $16.75 (the last reported sales price of BankGroup Common Stock on May 6,
                      1996) when compared to (b) the Average

                      Closing Price exceeds (y) the percentage by which the SNL Bank Index has decreased from the SNL Bank Index at May 6, 1996 when compared to (z) the SNL Bank Index reported most recently prior to the last trading in the measuring period for calculating the Average Closing Price, by 10 percentage points.

subject, however, to the following four sentences. If Bank elects to exercise its termination right pursuant to this Paragraph (g), it shall give prompt written notice to BankGroup (provided that such notice of election to terminate may be withdrawn at any time within the aforementioned 10-day period). During the seven-day period commencing with its receipt of such notice, BankGroup shall have the option of increasing the consideration to be received by the holders of Bank Common Stock by adjusting the Exchange Ratio to a number equal to a quotient, the numerator of which is $12.80 multiplied by the Exchange Ratio (as then in effect) and the denominator of which is the Average Closing Price. If BankGroup makes an election contemplated by the preceding sentence, within such seven-day period, it shall give prompt written notice to Bank of such election and the revised Exchange Ratio, whereupon no termination shall have occurred pursuant to this Paragraph (g) and this Agreement shall remain in effect in accordance with its terms (except as the Exchange Ratio shall have been so modified), and any references in this Plan to "Exchange Ratio" shall thereafter be deemed to refer to the Exchange Ratio as adjusted pursuant to this Paragraph
(g);

               Section 6. Name, Articles of Association, Bylaws and Directors of the Surviving Bank. At the Effective Time of the Bank Merger, the name, Articles of Association, Bylaws and Directors of Bank shall the name, Articles of Incorporation, Bylaws and Directors of the Surviving Bank.

                                                    Schedule T

              BankGroup Employee Plan Waiting Periods

  A.     Trigon Health
         (Blue Cross/Blue Shield) Plan       No Waiting Period

  B.     Dental Plan                         No Waiting Period for employees
                                             with 90 calendar days service with
                                             Bank; for others, a waiting period
                                             equal to difference between 90 days
                                             and number of days of calendar
                                             service with Bank.

  C.     Defined Benefit Retirement Plan
         and 401(k) Plan                     Will Give Credit for all prior
                                             service.  Bank Employees with one
                                             year and 1,000 hours of service
                                             immediately eligible to enter plans
                                             on the October 1, January 1, April
                                             1 or July 1 next following the
                                             Effective Time of the Bank Merger.
                                             After the one year/1,000 hour
                                             service test is met, with Bank
                                             service being credited, other
                                             employees may enter the plans on
                                             these entrance dates.

                                           ANNEX II

                               [SCOTT & STRINGFELLOW LETTERHEAD]

                                        August 28, 1996

Board of Directors
Hanover Bank
7021 Mechanicsville Turnpike
Mechanicsville, VA 23111

Gentlemen:

        You have asked us to render our opinion relating to the fairness, from a financial point of view, to the shareholders of Hanover Bank ("Hanover") of the terms of an Agreement and Plan of Reorganization by and between MainStreet BankGroup Incorporated ("MainStreet") and Hanover dated May 10, 1996 (the "Merger Agreement"). The Merger Agreement provides for the merger of Hanover with and into MainStreet (the "Merger") and further provides that each share of Common Stock of Hanover which is issued and outstanding immediately prior to the Effective Date of the Merger shall be converted into a number of shares of MainStreet Common Stock equal to the quotient of $15.25 divided by the average of the closing sales price for MainStreet Common Stock as reported on the NASDAQ National Market for the 10 trading day period ending on the 20th day prior to the Closing Date (as defined in the Merger Agreement)(the "Exchange Ratio"). In no case will the Exchange Ratio be less than 0.884 or greater than 1.034.

        In developing our opinion, we have, among other things, reviewed and analyzed: (1) the Merger Agreement; (2) the Registration Statement and this Proxy Statement; (3) Hanover's audited financial statements for the three years ended December 31, 1995; (4) Hanover's unaudited financial statements for the quarters and six month periods ended June 30, 1996 and 1995, and other internal information relating to Hanover prepared by Hanover's management; (5) information regarding the trading market for the common stocks of Hanover and MainStreet and the price ranges within which the respective stocks have traded;
(6) the relationship of prices paid to relevant financial data such as net worth, assets, deposits and earnings in certain bank and bank holding company mergers and acquisitions in Virginia in recent years; (7) MainStreet's annual reports to shareholders and its audited financial statements for the three years ended December 31, 1995; and (8) MainStreet's unaudited financial statements for the quarters and six month periods ended June 30, 1996 and 1995, and other internal information relating to MainStreet prepared by MainStreet's management. We have discussed with members of management of Hanover and MainStreet the background of the Merger, reasons and basis for the Merger and the business and future prospects of Hanover and MainStreet

Board of Directors
Hanover Bank
August 28, 1996

Page 2

individually and as a combined entity. Finally, we have conducted such other studies, analyses and investigations, particularly of the banking industry, and considered such other information as we deemed appropriate.

        In conducting our review and arriving at our opinion, we have relied upon and assumed the accuracy and completeness of the information furnished to us by or on behalf of Hanover and MainStreet. We have not attempted independently to verify such information, nor have we made any independent appraisal of the assets of Hanover or MainStreet. We have taken into account our assessment of general economic, financial market and industry conditions as they exist and can be evaluated at the date hereof, as well as our experience in business valuation in general.

        On the basis of our analyses and review and in reliance on the accuracy and completeness of the information furnished to us and subject to the conditions noted above, it is our opinion that, as of the date hereof the terms of the Merger Agreement are fair from a financial point of view to the shareholders of Hanover Common Stock.

                                            Very truly yours,

                                            SCOTT & STRINGFELLOW, INC.

                                            By:
                                            Gary S. Penrose
                                            Managing Director, Financial
                                            Institutions Group

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

Item 20.  Indemnification of Officers and Directors

  Registrant's Articles of Incorporation implement the provisions of the VSCA, which provide for the indemnification of Registrant's directors and officers in a variety of circumstances, which may include indemnification for liabilities under the Securities Act of 1933. Under sections 13.1-697 and 13.1-702 of the VSCA, a Virginia corporation generally is authorized to indemnify its directors and officers in civil or criminal actions if they acted in good faith and believed their conduct to be in the best interests of the corporation and, in the case of criminal actions, had no reasonable cause to believe that the conduct was unlawful. Registrant's Articles of Incorporation require indemnification of directors and officers with respect to certain liabilities, expenses and other amounts imposed upon them be reason of having been a director or officer, except in the case of willful misconduct or a knowing violation of criminal law. Registrant also carries insurance on behalf of directors, officers, employees or agents that may cover liabilities under the Securities Act of 1933. In addition, the VSCA and Registrant's Articles of Incorporation eliminate the liability of a director or officer of Registrant in a shareholder or derivative proceeding. This elimination of liability will not apply in the event of willful misconduct or a knowing violation of the criminal law or any federal or state securities law. Sections 13.1-692.1 and 13.1-696 to -704 of the VSCA are hereby incorporated herein by reference.

Item 21.  Exhibits and Financial Statement Schedules

     (a)                      Exhibits

               2(a) Agreement and Plan of Reorganization dated as of May 10, 1996, among Registrant, BH Acquisition Subsidiary, Inc. and Hanover Bank (attached to the Proxy
                        Statement/Prospectus as Annex I)

               5        Opinion of Hunton & Williams with respect to legality

               8 Opinion of Hunton & Williams with respect to tax consequences of the Bank Merger

               23(a)    Consent of KPMG Peat Marwick LLP

               23(b)    Consent of Coopers & Lybrand L.L.P.

               23(c)    Consent of Deloitte & Touche LLP

               23(d)    Consent of Scott & Stringfellow, Inc.

               23(e)    Consent of Hunton & Williams (included in Exhibit 5 and
                        Exhibit 8)

               25 Power of Attorney of Officers and Directors of Registrant (included on signature pages of the Registration Statement)

               99(a)    Form of Proxy

               99(b)    Form of Cash Option Election

          (b)  Financial Statement Schedules -- None

          (c) Report, Opinion or Appraisal -- (Opinion of Scott & Stringfellow, Inc. attached to the Proxy Statement/Prospectus as Annex II)

Item 22. Undertakings

     (a)       The undersigned Registrant hereby undertakes as follows:

               1. To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement.

                      (i) To include any prospectus required by section 10(a)(3) of the Securities Act of 1933;

                      (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement.

                      (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

                               Provided, however, that paragraphs (a)(1)(i) and
                               (a)(1)(ii) do not apply if the registration statement is on Form S-3 or Form S-8, and the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed by the registrant pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement.

               2. That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment will be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time will be deemed to be the initial bona fide offering thereof.

               3. To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

               4. That prior to any public reoffering of the securities registered hereunder through the use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the Registrant undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

               5. That every prospectus (i) that is filed pursuant to the paragraph immediately preceding, or (ii) that purports to meet the requirements of Section 10(a)(3) of the Act and is used in connection with an offering of securities subject to Rule 415, will be filed as part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for the purposes of determining any liability under the Securities Act of 1933, each such post-effective amendment will be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time will be deemed to be the initial bona fide offering thereof.

               6. Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

     (b) The undersigned registrant hereby undertakes to respond to requests for information that is incorporated by reference into the prospectus pursuant to Items 4, 10(b), 11, or 13 of this form, within one business day of receipt of such request, and to send the incorporated documents by first-class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

     (c) The undersigned registrant hereby undertakes to supply by means of the post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

                                   SIGNATURES

        Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Martinsville, Commonwealth of Virginia, on August 28, 1996.

                                 MAINSTREET BANKGROUP INCORPORATED
                                  (Registrant)

                                 By: /s/ Michael R. Brenan
                                 ---------------------------------------------
                                 Michael R. Brenan, President, Chairman of the Board and Chief Executive Officer


                               POWER OF ATTORNEY

        Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities indicated on August 28, 1996. Each of the directors and/or officers of MainStreet BankGroup Incorporated whose signature appears below hereby appoints Michael R. Brenan, James E. Adams, Rebecca J. Jenkins and Lathan M. Ewers, Jr., and each of them severally, as his attorney-in-fact to sign in his name and behalf, in any and all capacities stated below and to file with the Commission, any and all amendments, including post-effective amendments to this registration statement, making such changes in the registration statement as appropriate, and generally to do all such things in their behalf in their capacities as officers and directors to enable MainStreet BankGroup Incorporated to comply with the provisions of the Securities Act of 1933, and all requirements of the Securities and Exchange Commission.

         Signature                      Title

/s/ Michael R. Brenan               President, Chairman of the Board and Chief
- ------------------------------      Executive Officer
Micheal R. Brenan                   (Principal Executive Officer)


/s/ James E. Adams                  Senior Vice President, Chief Financial
- ------------------------------      Officer and Treasurer (Principal Financial
James E. Adams                      and Accounting Officer)


/s/ W. Christopher Beeler, Jr.      Director
- ------------------------------
W. Christopher Beeler, Jr.

                                    Director
- -------------------------------
Thomas B. Bishop

/s/ William L. Cooper               Director
- -------------------------------
William L. Cooper, III

/s/ Billy P. Craft                  Director
- -------------------------------
Billy P. Craft

/s/ I. Patricia Henry               Director
- -------------------------------
I. Patricia Henry

/s/ Larry E. Hutchens               Director
- -------------------------------
Larry E. Hutchens

/s/ William O. McCabe, Jr., MD      Director
- -------------------------------
William O. McCabe, Jr., MD

/s/ Albert L. Prillaman             Director
- -------------------------------
Albert L. Prillaman

/s/ Richard M. Simmons, Jr.         Director
- -------------------------------
Richard M. Simmons, Jr.

                                    Director
- -------------------------------
Thomas B. Stanley, Jr.

                                 EXHIBIT INDEX

Exhibit
Number                        Exhibit                                      Page

 2(a) Agreement and Plan of Reorganization dated as of May 10, 1996, among Registrant, BH Acquisition Subsidiary, Inc. and
         Hanover Bank (attached to the Proxy Statement/Prospectus as Annex I)

 5       Opinion of Hunton & Williams with respect to legality

 8 Opinion of Hunton & Williams with respect to tax consequences of the Bank Merger

23(a)    Consent of KPMG Peat Marwick LLP

23(b)    Consent of Coopers & Lybrand L.L.P.

23(c)    Consent of Deloitte & Touche LLP

23(d)    Consent of Scott & Stringfellow, Inc.

23(e)    Consent of Hunton & Williams (included in
         Exhibit 5 and Exhibit 8)

25 Power of Attorney of Officers and Directors of Registrant (included on signature pages of the Registration Statement)

99(a)    Form of Proxy

99(b)    Form of Cash Option Election

- --------------
* To be filed by amendment.